Exhibit 2.1
(Filed herewith)
EXECUTION VERSION

May 31, 2017

Project Babylon

Share and Asset Sale and Purchase Agreement

May 31, 2017 | page 2 of 115 EXECUTION VERSION

Contents

List of Annexes	3
List of Definitions	8
§ 1 Transaction Dates; Certain Definitions	13
§ 2 Companies, Shares, Subsidiaries and Sold Assets	15
§ 3 Sale and Purchase, Purchaser’s Nominees	22
§ 4 Purchase Price and Payment Conditions	24
§ 5 Replacement of Seller Security	31
§ 6 Transfer of Employment Agreements	32
§ 7 Closing Conditions	34
§ 8 Closing	39
§ 9 Seller’s Warranties	43
§ 10 Legal Consequences of Breaches	64
§ 11 Taxes	73
§ 12 Environmental Matters	94
§ 13 Purchasing Parties’ Warranties and Other Claims of the Seller	97
§ 14 Further Agreements of the Parties	98
§ 15 Confidentiality and Press Releases	109
§ 16 Prohibited Assignments etc.	111
§ 17 Guarantor	112
§ 18 Costs and Taxes	112
§ 19 Notices	112
§ 20 Miscellaneous	113

May 31, 2017 | page 3 of 115 EXECUTION VERSION

List of Annexes

Annex 2.1.a	GmbHs and GmbH Shares

Annex 2.1.c	Foreign Companies and Foreign Shares

Annex 2.1.d	Shareholders’ Lists of the GmbHs

Annex 2.1.e	Excerpts from the Commercial Register

Annex 2.3	List of Subsidiaries

Annex 2.4.a.aa	List of assets

Annex 2.4.a.bb	Seller IP

Annex 2.4.a.dd	Contracts

Annex 2.4.a.ee	Liabilities

Annex 2.4.a.ff	Receivables

Annex 2.5	Retained Assets

Annex 2.5.c	Excluded pension obligation

Annex 2.7	Overview of the entire group of companies, partnerships and other legal entities pertaining to the Wirtgen Business

Annex 3.2.a	Resolution of the partners’ meeting

Annex 3.2.b	Resolutions of the shareholders’ meetings

Annex 4.1.b-1	Purchase Price Allocation

Annex 4.1.b-2	Non-reliance Letter

Annex 4.2.a.bb	Account Bank Agreement

Annex 4.2.c	Account Pledge Agreement

Annex 5	Seller Security

Annex 6.1.a	List of employees of the Seller

Annex 6.2.a	Draft Notification

Annex 7.5	Confirmatory Due Diligence

Annex 8.2.b.aa	Germany Assignment Deed

May 31, 2017 | page 4 of 115 EXECUTION VERSION

Annex 8.2.b.bb	Brazil Transfer Deed

Annex 8.2.b.cc	Austria Transfer Deed

Annex 8.2.b.dd	Turkey Transfer Deed

Annex 8.2.b.ee	Australia Transfer Deed

Annex 8.2.b.ff	Belgium Transfer Deed

Annex 8.2.b.gg	Denmark Transfer Deed

Annex 8.2.b.hh	France Transfer Deed

Annex 8.2.b.ii	Hong Kong Transfer Deed

Annex 8.2.b.jj	USA Transfer Deed

Annex 8.2.b.kk	India Transfer Deed

Annex 8.2.b.ll	Ireland Transfer Deed

Annex 8.2.b.mm	Japan Transfer Deed

Annex 8.2.b.nn	UK Transfer Deed

Annex 8.2.b.oo	Italy Transfer Deed

Annex 8.2.b.pp	Netherlands Transfer Deed

Annex 8.2.b.qq	Singapore Transfer Deed

Annex 8.2.b.rr	South Africa Transfer Deed

Annex 8.2.d	Form Asset Transfer Agreement

Annex 8.2.g-1	Appointments

Annex 8.2.g-2	Form resignation letters

Annex 8.2.h	Non-compete and non-solicitation

Annex 8.2.i	Declarations

Annex 8.2.j	Form Closing Memorandum

Annex 8.2.l	Ireland Waiver

Annex 8.2.m	FIRPTA Certificate

May 31, 2017 | page 5 of 115 EXECUTION VERSION

Annex 9.2.b.aa	Dissolved Companies and Subsidiaries

Annex 9.2.b.cc	Actions to amend Articles

Annex 9.2.b.dd	Branches/divisions outside principal place of business

Annex 9.2.c.cc	Subsidiary Shares not freely negotiable etc.

Annex 9.2.c.dd	Shares/Subsidiary Shares not fully paid in etc.

Annex 9.2.d.bb	Disclosed Leakage

Annex 9.2.e-1	Conduct outside ordinary course of business

Annex 9.2.e-2	Investment plan and annual budget 2017

Annex 9.2.f.bb	Compliance of Financial Statements and Consolidated Financial Statements with accounting principles and applicable law

Annex 9.2.g.cc	Disclosure of exception to full ownership

Annex 9.2.h	Disclosure of exceptions to permits

Annex 9.2.i.aa-1	Owned Real Estate

Annex 9.2.i.aa-2	Disclosure of commitments in relation to Owned Real Estate

Annex 9.2.i.bb-1	Charges on Owned Real Estate

Annex 9.2.i.bb-2	Agreed granting of charges

Annex 9.2.i.ee	List of Leased Real Estate

Annex 9.2.i.ff	List of let real estate

Annex 9.2.i.gg	Disclosure of exceptions to building permits

Annex 9.2.j.aa	List of Registered IP-Rights

Annex 9.2.j.bb	Disclosure of restrictions of Registered IP-Rights

Annex 9.2.j.cc	Violations of Registered IP-Rights by third parties

Annex 9.2.j.dd	Existence of Registered IP-Rights

Annex 9.2.j.ee	Violations of third party intellectual property rights

Annex 9.2.j.ff	Material agreements regarding granted intellectual property rights (received)

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Annex 9.2.j.gg	Material agreements regarding granted intellectual property rights (given)

Annex 9.2.j.ii-1	SAP-connected entities of Wirtgen Business

Annex 9.2.j.ii-2	Non SAP-connected entities of the Wirtgen Business

Annex 9.2.k.aa	Material Agreements

Annex 9.2.k.bb	Change of control clauses in Material Agreements

Annex 9.2.k.cc	Further not yet fully completed agreements

Annex 9.2.l.aa	Compliance relevant matters

Annex 9.2.l.dd	Compliance with Data protection laws

Annex 9.2.m.aa	Staff breakdown

Annex 9.2.m.bb-1	Key Employees

Annex 9.2.m.bb-2	Notice by Key Employees

Annex 9.2.m.cc	Membership in employers’ associations

Annex 9.2.m.dd	Collective bargaining etc. agreements

Annex 9.2.m.ee	Labor disputes

Annex 9.2.m.hh	Pension Schemes

Annex 9.2.n	List of Insurance Reports

Annex 9.2.o.bb	Product recalls

Annex 9.2.o.cc	Product guarantee/liability claims

Annex 9.2.p	Litigation

Annex 9.4	Seller’s Knowledge

Annex 10.1.c.aa.i	Value adjustments inventory

Annex 10.1.c.aa.ii	Value adjustments receivables

Annex 10.1.c.aa.iii	Product Reserves

Annex 10.1.c.aa.iv	Litigation Reserves

Annex 10.1.c.aa.v	Pension Reserves

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Annex 11.2.a.gg	Companies and Subsidiaries with permanent establishment or a permanent representative outside jurisdiction of incorporation

Annex 11.2.a.hh	Tax Authorities outside the jurisdiction of incorporation that demanded a Tax Return

Annex 11.2.a.jj	Not expired retention periods or holding periods

Annex 11.3.b.bb	Accounted taxes

Annex 11.5.a.aa	Tax receivables in Consolidated Financial Statements

Annex 12.2.a	Missing Environmental Permits

Annex 12.3.b.dd	Expansion of activities

Annex 14.6.b	Remaining Employees

Annex 14.9	Future Leakage

Annex 14.12	GDPR

Annex 14.15	Information for Financing Agreements

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List of Definitions

(Interim) Manager(s)	98
Account Agent	26
Account Bank	26
Account Bank Agreement	26
Account Pledge Agreement	27
Affiliate(s)	13
Agreement	11
AktG	13
Amount of Accounted Taxes	78
Anti-Corruption Laws	58
AO	13
Articles	44
Asset Transfer Agreement	41
Australia Transfer Deed	40
Austria Transfer Deed	40
AWG	34
AWV	34
AWV Clearance	34
BBodSchG	97
Belgium Transfer Deed	40
BGB	13
Brazil Transfer Deed	40
Breach	64
Buildings	52
Business Day	13
CET	13
Chinese Tax Notification	30
Chinese Tax Proceedings	30
Chinese Taxes	30
Clearing Certificate	36
Closing	39
Closing Actions	39
Closing Conditions	34
Closing Date	13
Closing Hold-Back Amount	27
Closing True-up	63
Company/Companies	16
Confirmatory Due Diligence	37
Consolidated Financial Statements	47
Contamination	94
Coordination Committee	98
Data Protection Authority	13
Data Protection Legislation	14
Data Room	12
Data Room DVD	12

Data Room Information	12
De Minimis Amount	68
De Minimis Tax Claims	92
Denmark Transfer Deed	40
Dorintekh	45
DR Provider	12
Draft Chinese Tax Notification	30
EC	14
Effective Date	13
Environment	94
Environmental Law	94
Environmental Liability	94
Environmental Permit	95
Escrow Account	26
Escrow Amount	26
EUBestG	58
Excluded Assets	18
Excluded Closing Period	13
Financial Statements	47
Foreign Antitrust Condition	34
Foreign Companies	15
Foreign Shares	15
Foreign Trade Laws	14
France Transfer Deed	40
Future Reverse Tax Effect	81
Future Tax Reductions	87
GDPR	107
Germany Assignment Deed	40
GmbH Shares	15
GmbHG	14
GmbHs	15
Guarantor	11
Hazardous Material	95
HGB	14
Hold-Back Account	27
Holding Operations	16
Hong Kong Transfer Deed	40
ICC	114
Indemnifiable Tax	78
Indemnifiable Withholding Taxes	28
India Transfer Deed	40
Information Provider/Information Providers	72
Information Technology	54
Input VAT Excess	20
IntBestG	58
Interim Period	56

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IP-Rights	53
Iranian Business	108
Ireland Transfer Deed	40
IT Hardware	54
Italy Transfer Deed	41
Japan Transfer Deed	40
Key Employee/Key Employees	59
KG	15
KG Interest	15
Leakage	46
Leased Real Estate	51
Liability Cap	68
Litigation Reserves	66
Manufacturing Company/Manufacturing Companies	22
Material Adverse Change	38
Material Agreements	55
Member State	14
Netherlands Transfer Deed	41
Objecting Employees	32
Official	57
Other Antitrust Regimes	35
Output VAT Excess	20
Owned Real Estate	50
Party/Parties	11
Pension Reserves	66
Pension Schemes	60
Personal Data	14
Phase 2 Due Diligence	107
Policy/Policies	61
Pre-Effective Date Period	74
Pre-Effective Date Tax	74
Pre-Effective Date Tax Refund	74
Preliminary VAT Payment	21
Preliminary VAT Statement	21
Product Reserves	66
Purchase Price	24
Purchase Price Allocation	24
Purchaser	11
Purchaser’s Group	74
Purchaser’s Nominees	23
Purchaser’s Warranty/Purchaser’s Warranties	97
Purchasing Party/Parties	11
Registered IP-Rights	52
Related Person(s)	14
Relevant Input VAT	20

Relevant Output VAT	20
Relevant Tax Proceeding	74
Relevant Tax Return Entities	83
Relevant Tax Returns	82
Remaining Employees	103
Retained Asset	18
Reverse Tax Effect	80
Reverse Tax Effect Election	81
Sanctioned Country	14
Sanctioned Person	14
Security Breach	15
Seller	11
Seller IP	16
Seller Security	31
Seller’s Chinese Tax Adviser	30
Seller’s Group	11
Seller’s Knowledge	63
Seller’s Tax Warranty/Seller’s Tax Warranties	75
Seller’s Warranty/Seller’s Warranties	43
Share/Shares	16
Signing Date	13
Singapore Transfer Deed	41
Sold Assets	17
South Africa Transfer Deed	41
Specified Shares	43
StGB	58
Subsidiary Shares	16
Subsidiary/Subsidiaries	16
Tax Authority	74
Tax Indemnification Claim	78
Tax Indemnification Setoff Amount	86
Tax Proceeding	74
Tax Refund	74
Tax Remedy Period	77
Tax Representative	85
Tax Return	75
Tax Warranty Breach	77
Tax/Taxes	73
Third Party Claim	69
Threshold	68
Title Warranty/Title Warranties	46
Transaction	12
Transferred Employees	32
Transferring Employees	32
Trued-up Annexes	63
Trued-up Warranties	63
Turkey Transfer Deed	40
UK Transfer Deed	40
UmwStG	79
USA Transfer Deed	40

May 31, 2017 | page 10 of 115 EXECUTION VERSION

VAT	15
VAT Fiscal Unity	20
VAT Fiscal Unity Claims Purchaser	19
VAT Fiscal Unity Claims Seller	19
VAT Group	20
Vögele Scheme	60

Warranty Breach	64
Wirtgen Business	12
Wirtgen Group	12
Wirtgen Iran	15
Withholding Tax	28
Withholding Tax Deduction	28
Withholding Tax Returns	28

May 31, 2017 | page 11 of 115 EXECUTION VERSION

Share and Asset Sale and Purchase Agreement

- hereinafter referred to as the “Agreement” -

between

1.                         WIRTGEN GROUP Holding GmbH,

with its registered seat in Windhagen, Germany, business address Reinhard-Wirtgen-Straße 2, 53578 Windhagen, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Montabaur under HRB 10492

- hereinafter referred to as the “Seller” -

2.                          Deere & Company,

a corporation organized and existing under the laws of the State of Delaware, USA, with business address One John Deere Place, Moline, Illinois 61265, USA, registered with the Secretary of State of the State of Delaware under registration number 522909

- hereinafter referred to as the “Purchaser” -

and

3.                         Deere & Company,

a corporation organized and existing under the laws of the State of Delaware, USA, with business address One John Deere Place, Moline, Illinois 61265, USA, registered with the Secretary of State of the State of Delaware under registration number 522909

- hereinafter referred to as the “Guarantor”

- the Purchaser and the Guarantor hereinafter collectively referred to as the “Purchasing Parties” and each as a “Purchasing Party” -

- the Seller and the Purchasing Parties hereinafter collectively referred to as the “Parties” and each as a “Party”

Recitals

(A)                 The Seller together with its direct and indirect subsidiaries (hereinafter collectively referred to as the “Seller’s Group”) is an internationally operating group of companies in the construction machinery sector incorporating the traditional product brands

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“WIRTGEN”, “VÖGELE”, “HAMM”, “KLEEMANN” and “BENNINGHOVEN” as well as “CIBER”, including sales and service companies worldwide (collectively the “Wirtgen Business”). The Seller is privately held by the Wirtgen family through Wirtgen Group GmbH (“Wirtgen Group”), registered with the commercial register of the local court of Montabaur under HRB 24277, being the sole shareholder of the Seller.

(B)                  The Guarantor together with its subsidiaries and affiliates is a global corporation that manufactures machinery of various industrial sectors, in particular agricultural, construction, landscaping and grounds care, golf and sports turf, forestry as well as engines and drivetrains. This is mainly done under the “Deere” brand. The Guarantor is publicly listed on the New York Stock Exchange and part of the S&P 500 stock index.

(C)                  The Seller intends to sell, and the Purchaser intends to acquire, the entire business operations pertaining to the Wirtgen Business by way of acquisition of (i) all shares in the Companies (as defined below) as well as (ii) the Sold Assets (as defined below), subject to and in accordance with the terms and conditions of this Agreement (hereinafter referred to as the “Transaction”). The Transaction also comprises the continued use by the Purchaser and/or the relevant Companies and/or Subsidiaries, as the case may be, of the trademarks and other rights to the names “Wirtgen”, “Vögele”, “Hamm”, “Kleemann”, “Benninghoven” and “Ciber”.

(D)                 Prior to entering into this Agreement, the Seller has disclosed and made available to the Purchasing Parties those documents and information (hereinafter referred to as the “Data Room Information”) provided in the virtual data room “Babylon” (hereinafter referred to as the “Data Room”). The Purchasing Parties have been given the opportunity to undertake an examination of the Data Room Information. For purposes of evidence (zu Beweiszwecken), the Parties have handed over to the acting notary two (2) data storage devices (memory sticks) (hereinafter referred as the “Data Room DVD”) on which any and all Data Room Information has been stored by the data room provider Intralinks (hereinafter referred to as the “DR Provider”). The DR Provider has confirmed to the Parties in writing that any and all Data Room Information as of May 26, 2017 has been stored on the Data Room DVD. The Parties have requested the acting notary to keep two (2) copies of the Data Room DVD in custody for a period of ten (10) years from the Signing Date (as defined in § 1(1)d) below) and to make available the Data Room Information on the Data Room DVD for inspection to any of the Parties upon written request after having informed the other Parties thereof. Each Party requesting the inspection of the Data Room DVD shall procure for the necessary technical equipment to the extent not provided by the acting notary. In addition, each Party has received a copy of the Data Room DVD with the confirmation of the DR Provider, provided that the copy of the Data Room DVD provided to the Purchasing Parties shall not include the documents contained in folder 20.2 of the Data Room.

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(E)                   The Purchaser has had the opportunity to review the Financial Statements and the Consolidated Financial Statements (as defined in § 9(2)f)aa) below).

Now, therefore, the Parties agree as follows:

§ 1

Transaction Dates; Certain Definitions

(1)                    Transaction Dates

a)                         “CET” shall mean Central European Time, or Central European Summer Time, as applicable.

b)                         “Closing Date” shall mean the fifth Business Day, at 10:00 hrs. CET, after the day on which the Closing Conditions set forth in § 7(1) below have been fulfilled or waived (other than a Business Day falling within the period from September 15, 2017 through October 31, 2017 (the “Excluded Closing Period”), in which case the Closing Date shall be November 2, 2017 under the condition that all Closing Conditions set forth in § 7(1) below have been fulfilled or waived by October 26, 2017 at the latest), or any other day and time the Seller and the Purchaser may mutually agree upon.

c)                          “Effective Date” shall mean January 1, 2017, at 0:00 hrs. CET.

d)                         “Signing Date” shall mean the date of this Agreement.

(2)                    Certain Definitions

a)                         “Affiliate(s)” shall mean any enterprise (Unternehmen) in terms of section 15 AktG.

b)                         “AktG” shall mean the German Stock Corporation Act (Aktiengesetz).

c)                          “AO” shall mean the German Tax Code (Abgabenordnung).

d)                         “BGB” shall mean the German Civil Code (Bürgerliches Gesetzbuch).

e)                          “Business Day” shall mean any day on which banks are open for general business in Frankfurt (Germany) and New York City (USA).

f)                            “Data Protection Authority” shall mean any body with the legal power to enforce Data Protection Legislation.

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g)                         “Data Protection Legislation” shall mean any legislation in force from time to time which implements the European Union’s Directive 95/46/EC, Directive 2002/58/EC or any other legal act of the European Union concerning the protection and processing of personal data.

h)                         “EC” shall mean the European Commission (Europäische Kommission).

i)                             “Foreign Trade Laws” shall mean all applicable laws relating to export, re-export, transfer, import controls and economic sanctions, including, if applicable in the individual case, the laws and regulations administered by U.S. Customs and Border Protection, the EU Dual Use Regulation, the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State, the United Kingdom, and the European Union.

j)                            “GmbHG” shall mean the German Act on Limited Liability Companies (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

k)                         “HGB” shall mean the German Commercial Code (Handelsgesetzbuch).

l)                             “Member State” shall mean any member state of the European Union.

m)                     “Personal Data” shall have the meaning as ascribed under the Data Protection Legislation.

n)                         “Related Person(s)” shall mean (i) Wirtgen Group, (ii) any direct or indirect shareholder of Wirtgen Group, and (iii) any company in which one or more of the aforementioned entities or persons hold(s), either solely or collectively, directly or indirectly, the majority of the share capital or voting rights (for the avoidance of doubt, excluding the Companies and the Subsidiaries and, also for the avoidance of doubt, excluding the Seller).

o)                         “Sanctioned Country” means any country or region that is the subject or target of comprehensive economic sanctions (currently Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

p)                         “Sanctioned Person” means any individual or entity that is the target of economic sanctions under Foreign Trade Laws, including: (i) any individual or entity listed on any applicable governmental sanctions- or export-related restricted party list, including, without limitation, the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the EU Consolidated List; or (ii) any entity that is, in the aggregate, 50

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percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in (i) above.

q)                         “Security Breach”  means any security breach relating to Personal Data or other data sufficiently serious or substantial to justify notification to the relevant Data Protection Authority and/or affected data subjects.

r)                          “VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC (as amended from time to time) and outside the European Union any taxation levied by reference to added value or sales.

§ 2

Companies, Shares, Subsidiaries and Sold Assets

(1)                    GmbHs; KG; Foreign Companies

a)                         The Seller directly holds all shares (the “GmbH Shares”) in the limited liability companies (Gesellschaften mit beschränkter Haftung) organized under the laws of Germany (the “GmbHs”), each as further detailed in Annex 2.1.a.

b)                         The Seller directly holds the limited partnership contribution (Kommanditeinlage) in the amount of EUR 15,000,000 (the “KG Interest”) in Kleemann Immobilien GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (the “KG”).

c)                          The Seller directly holds and, for the avoidance of doubt, is also the unrestricted beneficial owner of the shares (the “Foreign Shares”) in the companies organized under foreign laws (the “Foreign Companies”), each as further detailed in Annex 2.1.c. For the avoidance of doubt, Wirtgen Qeshm Ltd. (“Wirtgen Iran”) shall not be considered a “Foreign Company” under this Agreement and shares in Wirtgen Iran shall not be transferred to the Purchaser in connection with the Transaction.

d)                         The shareholders’ lists (Gesellschafterlisten) in relation to the GmbHs attached hereto as Annex 2.1.d have been included (aufgenommen) in the commercial register; no objection has been attributed to these lists.

e)                          All registrable facts with respect to the Companies (as defined below) that need to be registered with the German commercial register or comparable registers in other jurisdictions are set out in the excerpts from the relevant registers, up-to-date copies of which are attached hereto as Annex 2.1.e.

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(2)                    Companies and Shares

a)                         The GmbHs, the KG and the Foreign Companies are hereinafter collectively referred to as the “Companies” and each as a “Company”.

b)                         The GmbH Shares, the KG Interest and the Foreign Shares are hereinafter collectively referred to as the “Shares” and each as a “Share”, including, for the avoidance of doubt, any and all shares and interests the Seller actually holds in the Companies, irrespective of whether the number, nominal amount or denomination of the Shares set forth in Annexes 2.1.a and 2.1.c (or in § 2(1)b) above with respect to the KG Interest) are correct.

(3)                    Subsidiaries

A description of all companies, partnerships and other legal entities in which the Companies hold a direct or indirect participation (collectively referred to as the “Subsidiaries” and each as a “Subsidiary”; the shares/participations in the Subsidiaries collectively referred to as the “Subsidiary Shares”) is attached hereto as Annex 2.3.

(4)                    Sold Assets

a)                         The Seller in particular owns, holds, or is subject or party to, as the case may be, the following assets, contracts, receivables, liabilities and other rights and obligations in connection with, or which are used for, the holding operations in relation to the Wirtgen Business (the “Holding Operations”):

aa)                   the assets specified in Annex 2.4.a.aa;

bb)                 the trademarks (and associated goodwill) and all other registered and unregistered intellectual property rights of any kind or respective rights of use owned and/or otherwise held by the Seller and pertaining to the Wirtgen Business (the “Seller IP”), including the Seller IP listed in Annex 2.4.a.bb;

cc)                   the employment agreements as well as all rights and obligations under the employment agreements of the Transferred Employees as defined below;

dd)                 the contracts listed in Annex 2.4.a.dd, including any and all agreements between the Seller and any of the Companies and/or Subsidiaries pertaining to the Wirtgen Business, as well as all rights and obligations thereunder;

ee)                   the liabilities listed in Annex 2.4.a.ee;

ff)                     the receivables listed in Annex 2.4.a.ff;

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gg)                 all relevant books, records and all other business documentation (e.g. accounting records, business letters, contracts etc.), including any electronically stored business data (whether stored and/or administered via self-operated or third-party operated servers) and related hardware, relating to the Holding Operations and/or the Wirtgen Business, it being understood that the Seller may retain copies of all such books, records, all other business documentation and business data as reasonably required to fulfil its bookkeeping obligations; and

hh)                 all other rights and obligations relating to the assets, contracts, business documentation (including all relevant electronically stored business data), receivables, liabilities as well as other rights and obligations referred to in § 2(4)a)aa) to § 2(4)a)gg) above.

b)                         The Seller sells to the Purchaser pursuant to this Agreement all assets, contracts, business documentation (including all relevant electronically stored business data), receivables, and liabilities as well as any other rights and obligations of the Seller pertaining to, and/or required for the operation of, the Wirtgen Business, in particular all (i) assets, contracts, business documentation, receivables, liabilities as well as any other rights and obligations of the Seller listed in § 2(4)a)aa) to § 2(4)a)hh) above, (ii) other assets, contracts, business documentation, receivables, and liabilities as well as other rights and obligations of the Seller which are currently used for the Wirtgen Business and/or the Holding Operations even if they are not explicitly listed in § 2(4)a)aa) to § 2(4)a)hh) above, and (iii) (new) assets, contracts, receivables, and liabilities as well as other rights and obligations of the Seller which will be used for the Wirtgen Business and/or the Holding Operations following the Signing Date, in each of the cases under this § 2(4)b) less those items described in § 2(4)c) below.

c)                          Pursuant to this Agreement, the Seller sells to the Purchaser the assets, contracts, business documentation, receivables and liabilities as well as other rights and obligations referred to in § 2(4)b) above (i) only if and to the extent the Seller is (still) owner/holder of such assets, contracts, business documentation, receivables or liabilities or other rights or obligations at Closing, and (ii) except, for the avoidance of doubt, for the Excluded Assets defined below (solely for the avoidance of doubt: Seller’s obligations under § 14(8) and § 14(9) of this Agreement remain unaffected by § 2(4)b) above and this § 2(4)c)).

d)                         The assets, contracts, receivables and liabilities as well as other rights and obligations referred to in § 2(4)b) above less those excluded pursuant to § 2(4)c) above are hereinafter referred to as the “Sold Assets”.

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e)                          In relation to the contracts listed in Annex 2.4.a.dd as well as the liabilities listed in Annex 2.4.a.ee, the Seller will use best efforts to ensure that any consents from any third party or creditor required for the valid transfer of the respective contracts or liabilities to the Purchaser will be obtained in a duly documented format. This § 2(4)e) shall apply mutatis mutandis if and to the extent the consent of any debtor of any of the receivables listed in Annex 2.4.a.ff is required for the valid transfer to the Purchaser.

(5)                    Excluded Assets

The following (i) assets owned by the Seller and (ii) contracts to which the Seller is a party (the “Excluded Assets”) shall be excluded from the sale to the Purchaser pursuant to this Agreement:

a)                         the airplane with aircraft registration number: D-CWIR as well as all assets and contracts relating thereto;

b)                         the service agreements with Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen;

c)                          the pension obligation of the Seller described in Annex 2.5.c;

d)                         the two internet domains “kinderinnot.de” and “kinder-in-not.de”;

e)                          all Tax (as defined below) liabilities and potential Tax liabilities of the Seller (including the Tax liabilities of the Seller for which a Tax accrual in the amount of EUR 3,787,038.79 was established in the Consolidated Financial Statements); and

f)                            an amount of EUR 3,787,038.79 in cash required to fund the Tax liability of the Seller for which in the Consolidated Financial Statements a Tax accrual was established if and to the extent that such Tax liability has not already been settled prior to or on the Closing Date.

Prior to Closing, the Seller may elect to retain any of the assets and/or assume any of the contracts listed in Annex 2.5 hereto (any such retained asset/contract being a “Retained Asset”), provided that the Seller ensures that (i) an amount corresponding to the book value of any such Retained Asset is paid to the Seller or (ii) the remainder of any contract constituting a Retained Asset hereunder is assumed by the Seller, in either case prior to Closing(the Retained Assets shall then also be treated as Excluded Assets under this Agreement).

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(6)                    German VAT Fiscal Unity

a)                         Pre-Effective Date Period

aa)                   The Seller shall not and shall procure that no Related Person will raise any contractual or statutory compensation claims against the Purchaser, any Company or any Subsidiary in connection with or relating to a VAT fiscal unity (such claims, the “VAT Fiscal Unity Claims Purchaser”) for the Pre-Effective Date Period. The Seller shall indemnify, hold harmless and reimburse the Purchaser, any Company and any Subsidiary from any VAT Fiscal Unity Claims Purchaser raised by the Seller or a Related Person for the Pre-Effective Date Period. Sentences 1 and 2 of this § 2(6)a)aa) shall not apply if and to the extent that the circumstances which lead to VAT Fiscal Unity Claims Purchaser lead to a corresponding input VAT credit of any Company or Subsidiary (e.g. if (i) VAT payable by the Seller for the Pre-Effective Date Period which relates to the supply of goods or services by a Company or Subsidiary, which is or was a member of a VAT fiscal unity with the Seller, is increased and (ii) a Company or Subsidiary, which is not or was not a member of the VAT fiscal unity with the Seller, has a corresponding input VAT credit in relation to the same supply of goods or services, sentences 1 and 2 of this § 2(6)a)aa) shall not apply to the extent that a Company or Subsidiary, which is not or was not a member of the VAT fiscal unity with the Seller, has such input VAT credit).

bb)                 The Purchaser shall not and shall procure that no Affiliate of the Purchaser (including after the Closing Date any Company and any Subsidiary) will raise any contractual or statutory compensation claims against the Seller or a Related Person in connection with or relating to a VAT fiscal unity (such claims, the “VAT Fiscal Unity Claims Seller”) for the Pre-Effective Date Period. The Purchaser shall indemnify, hold harmless and reimburse the Seller from any VAT Fiscal Unity Claims Seller raised by the Purchaser or any Affiliate of the Purchaser (including after the Closing Date any Company and any Subsidiary) for the Pre-Effective Date Period. Sentences 1 and 2 of this § 2(6)a)bb) shall not apply if and to the extent that the circumstances which lead to VAT Fiscal Unity Claims Seller lead to a corresponding VAT liability of a Company or Subsidiary, which is not or was not a member of the VAT fiscal unity with the Seller (e.g. if (i) the input VAT credit of the Seller for the Pre-Effective Date Period which relates to the supply of goods or services received by a Company or Subsidiary, which is or was a member of a VAT fiscal unity with the Seller, is increased and (ii) a Company or Subsidiary, which is not or was not a member of the VAT fiscal unity with the Seller, has a corresponding VAT liability in

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relation to the same supply of goods or services, sentences 1 and 2 of this § 2(6)a)bb) shall not apply to the extent that a Company or Subsidiary, which is not or was not a member of the VAT fiscal unity with the Seller, has such VAT liability).

b)                         Period between the Effective Date and the Closing Date

aa)                   If and to extent that the German input VAT (Vorsteuer) of the Seller and of all Companies and Subsidiaries with which a fiscal unity for German VAT purposes (“VAT Fiscal Unity”) with the Seller exists (the Seller and such Companies and Subsidiaries which are or were members of the VAT Fiscal Unity hereinafter “VAT Group”) exceeds, in any relevant taxable period (Veranlagungszeitraum) between the Effective Date and the Closing Date, the German output VAT (Umsatzsteuer) of the VAT Group which relates (both input and output VAT) to (i) the Wirtgen Business and (ii) the period from the Effective Date until the Closing Date (“Input VAT Excess”, such input VAT hereinafter “Relevant Input VAT” and such output VAT hereinafter “Relevant Output VAT”), the Seller shall pay to the Purchaser an amount equal to the respective Input VAT Excess if and to the extent that such Input VAT Excess has not already been realized by the Seller prior to the Closing Date and the received funds are not transferred to the Purchaser as part of the Sold Assets.

bb)                 If and to extent that the Relevant Output VAT exceeds the Relevant Input VAT (“Output VAT Excess”), the Purchaser shall pay to the Seller an amount equal to such Output VAT Excess if and to the extent that such Output VAT Excess has not already been paid or otherwise settled by the Seller vis-à-vis the Tax Authorities prior to the Closing Date (for the avoidance of doubt, such Output VAT Excess liability is an Excluded Asset and, thus, not transferred to the Purchaser pursuant to the Transaction).

cc)                   Any German VAT paid by any member of the VAT Group to any supplier for goods or services received by such member prior to the Closing Date, but after the Effective Date shall be treated as Relevant Input VAT for the purpose of this § 2(6)b), even if, for the avoidance of doubt, the relevant invoice should only be issued after the Closing Date.

dd)                 The Purchaser shall and shall procure that any Company and any Subsidiary being a member of the VAT Group provides the Seller within twenty-five (25) Business Days after the Closing Date with a good faith calculation of the amounts of Relevant Input VAT and Relevant Output VAT. The Seller shall provide the Purchaser on this basis with a good faith calculation of the amounts

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preliminarily to be paid pursuant to this § 2(6)b) (such calculation, the “Preliminary VAT Statement” and such payment, the “Preliminary VAT Payment”) five (5) Business Days after the receipt of the relevant information by the Seller from the other members of the VAT Group. Any reasonable objections to the Preliminary VAT Statement by the Purchaser shall be taken into account by the Seller and the Preliminary VAT Statement shall be amended accordingly. The Preliminary VAT Payment shall become due and payable ten (10) Business Days after the receipt of the Preliminary VAT Statement by the Purchaser.

c)                       The Preliminary VAT Payment shall only be a preliminary and provisional settlement of the payment obligations under § 2(6)b) above. The Seller and the Purchaser shall fully cooperate to determine the relevant amounts to be paid under this § 2(6) in line with the applicable VAT regulations and both Parties shall, and shall cause any member of the VAT Group to, cooperate in good faith in managing VAT matters (e.g. request amended invoices, provide additional documentation in order to achieve an input VAT credit etc.). Any difference between the amounts actually owed under this § 2(6) and the Preliminary VAT Payment (as adjusted by later payments of the Parties pursuant to § 2(6)b) above) shall become due and payable ten (10) Business Days after the respective Party has informed the other Party of the required adjustment. Such adjustment of payments under § 2(6)b) above may in particular be required after the amendment of Tax assessments, a Tax audit or the receipt of invoices, which relate to the supply of goods or the rendering of services received by any member of the VAT Group prior to the Closing Date, but after the Effective Date.

d)                         § 11(11)a) below shall apply mutatis mutandis to any claims of the Purchaser and the Seller under this § 2(6). For the avoidance of doubt, neither the De Minimis Amount (as defined below) nor the Threshold (as defined below) shall apply with respect to claims of the Purchaser and the Seller under this § 2(6).

(7)                    Participations pertaining to the Wirtgen Business; no Other Participations

Annex 2.7 sets out the entire group of companies, partnerships and other legal entities pertaining to the Wirtgen Business as it will be transferred, directly or indirectly, from the Seller to the Purchaser subject to and in accordance with the terms and conditions of this Agreement. Apart from the foregoing, neither a Company nor a Subsidiary holds any direct or indirect participation in companies other than participations in publicly traded companies or funds for financial investment purposes in the ordinary course of business. In Annex 2.7, the legal entities pertaining to the Wirtgen Business which own and/or operate manufacturing units or functions and which are hereinafter collectively referred to as

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“Manufacturing Companies” (and each as a “Manufacturing Company”) are marked accordingly.

(8)                    No Affiliation Agreements

There are no affiliation agreements (Unternehmensverträge) within the meaning of sections 291 et seq. AktG in place between the Seller or any Related Person on one side and a Company or a Subsidiary on the other side.

§ 3

Sale and Purchase, Purchaser’s Nominees

(1)                    Shares and Sold Assets

a)                         With economic effect (wirtschaftlicher Wirkung) as of the Effective Date, the Seller hereby sells, and the Purchaser hereby purchases, the Shares and the Sold Assets.

b)                         The sale and purchase of the Shares pursuant to § 3(1)a) above encompasses any and all rights (including rights to profits) and obligations associated with the Shares, including the rights to profits for the business year 2016 and all preceding business years, in each case (as regards the business years prior to the business year 2016) to the extent that no shareholders’ resolution with respect to the profit distribution has been taken, as well as all partner’s accounts (Gesellschafterkonten) of the KG and comparable accounts of the Foreign Companies (if any).

c)                          On the Closing Date, the Seller shall assign (übertragen/abtreten) the Shares and the Sold Assets via separate transfer agreements substantially in the forms referred to in § 8(2)b) and § 8(2)d) below to the Purchaser and the Purchaser shall accept such assignments.

d)                         As between the Seller and the Purchaser (im Innenverhältnis), the transfer of (i) the contracts listed in Annex 2.4.a.dd, (ii) the liabilities listed in Annex 2.4.a.ee and (iii) any further contracts and liabilities which are not listed in the Annexes but which are used for the Holding Operations or otherwise pertain to the Wirtgen Business (without being transferred automatically via the assignment of the Shares to the Purchaser according to this Agreement), and which are therefore also sold, shall be effected as of the Closing Date.

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(2)                    Consents

a)                         The partners’ meeting of the KG has approved the sale and assignment of the KG Interest to the Purchaser. A copy of the resolution of the partners’ meeting is attached hereto as Annex 3.2.a.

b)                         The shareholders’ meetings of each of the GmbHs have approved the sale and assignment of the respective GmbH Shares to the Purchaser. Copies of the respective resolutions of the shareholders’ meetings are attached hereto as Annex 3.2.b.

c)                          The shareholders’ meeting of the Seller has approved this Agreement, in particular the sale and assignment of the Shares and the Sold Assets to the Purchaser, in notarized form as part of the notarial framework deed to which this Agreement is also a part.

(3)                    Power of Attorney

a)                         With respect to section 16 paragraph 1 GmbHG (and similar provisions under applicable foreign law), the Seller hereby grants a power of attorney to the Purchaser including a release from any restrictions set forth in section 181 BGB (and similar provisions under applicable foreign law) to fully represent the Seller as to the exercise of shareholders’ and partners’ rights (as applicable) relating to the Shares sold by the Seller, in particular to exercise the voting rights in shareholders’ and partners’ meetings (as applicable), to pass resolutions and to issue and receive declarations of approval and waiver. A delegation of this power of attorney to third parties shall be permitted.

b)                         This power of attorney is valid for the period between the occurrence of Closing pursuant to § 8(3) below and the point in time when, with respect to each Company for which this is relevant, the new shareholders’ list relating to the respective Company has been included in the commercial register or (as applicable) the Purchaser has been registered or otherwise been accepted and/or established for all relevant legal purposes as a new shareholder or partner of the respective Company.

(4)                    Purchaser’s Nominees

The Purchaser shall be entitled to assign its rights and obligations under this Agreement to purchase and/or acquire legal title in relation to any of the Shares or Sold Assets (for the avoidance of doubt, the Sold Assets shall only be purchased and/or acquired as a whole by a single entity) and to assign any other related rights and/or obligations under this Agreement to one or more nominees of the Purchaser being an Affiliate of the Guarantor (the “Purchaser’s Nominees”) with the effect that the Purchaser’s Nominees shall

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become parties to this Agreement, provided that no regulatory clearance or other requirement for Closing is denied or substantially delayed as a result of any such assignment and nomination. The Purchaser will inform the Seller of any envisaged assignment and nomination reasonably in advance, at the latest thirty (30) Business Days prior to the Closing Date. In the event of any such assignment and nomination, the Purchaser (and the Guarantor) would continue to be fully responsible and liable vis-à-vis the Seller (together with the Purchaser’s Nominees) in accordance with the terms of this Agreement and the Purchaser also would continue to exercise any of the Purchaser’s Nominees’ rights and obligations under this Agreement on a trust basis so as to ensure that the Purchaser (and the Guarantor) continues to be the sole contractual point of contact of the Seller under this Agreement in as much as practically possible and legally permissible (inter alia, in respect of giving and receiving notices, exercising rights etc.). For the avoidance of doubt, the Purchaser’s Nominees concept pursuant to this § 3(4) shall, in case the Purchaser so elects, apply to all relevant provisions of this Agreement regardless of whether or not this concept is expressly reflected in any such provisions of this Agreement. Accordingly, any reference to a Purchaser’s Nominee used in certain provisions of this Agreement shall not limit, or to be construed to as to limit, the application of the Purchaser’s Nominees concept also in relation to other provisions in this Agreement, as the case may be.

§ 4

Purchase Price and Payment Conditions

(1)                    Purchase Price

a)                         The purchase price to be paid by the Purchaser to the Seller under this Agreement as consideration for the sale of the Shares and the Sold Assets shall be the amount of EUR 4,357,000,000 (in words: four billion three hundred fifty-seven million euros) (hereinafter referred to as the “Purchase Price”).

b)                         The Purchase Price shall be allocated as set out in Annex 4.1.b-1 (the “Purchase Price Allocation”). The Parties shall use their reasonable best efforts to defend the Purchase Price Allocation vis-à-vis any Tax Authority unless and to the extent that such Purchase Price Allocation does not comply with mandatory law. All relevant Tax Returns of the Seller, the Purchaser, and the relevant Companies and Subsidiaries shall be based on the Purchase Price Allocation (as far as relevant) but each Party may disclose any facts and circumstances relevant in connection with the Purchase Price Allocation in the course of filing the relevant Tax Returns as far as it is necessary to comply with obligations under applicable law. The Parties agree that any decrease or increase of the Purchase Price due to the provisions of this Agreement shall lead to a corresponding adjustment of the Purchase Price Allocation (i.e. if and

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to the extent that the decrease or increase of the Purchase Price (i) relates to a specific Share or Sold Asset, the purchase price allocated to such specific Share or Sold Asset shall be adjusted and (ii) does not relate to a specific Share or Sold Asset, the purchase price allocated to the Shares and Sold Assets shall be adjusted proportionally). After the Signing Date, the Purchaser shall make available to the Seller a copy of (i) the valuation report prepared by Ernst & Young LLP regarding the valuation of the Sold Assets and the Shares as well as (ii) sufficient documentation on which the valuation report relies on or refers to for the purpose of the valuation (if not already included in the aforementioned valuation report) subject to the signing of a non-reliance letter in the form as attached as Annex 4.1.b-2. The Seller may disclose the aforementioned valuation report to Tax Authorities or Tax courts only with the Purchaser’s prior written consent, which shall not be withheld or delayed unless such disclosure would violate applicable law.

c)                          The Parties jointly assume that the Transaction is either not subject to VAT (nicht umsatzsteuerbar) or VAT exempt under applicable VAT law and will treat the Transaction accordingly in their VAT returns. The Seller will not waive any applicable VAT exemption and will not opt to treat the Transaction or a part or parts of it as being subject to VAT.

The Parties jointly assume that this Agreement is not an invoice within the meaning of any applicable VAT law. The Seller shall issue an invoice or invoices in compliance with applicable VAT law to the Purchaser, in which the fact that the Transaction is not subject to VAT and/or the applicable VAT exemptions is explicitly mentioned.

If and to the extent a competent Tax Authority – against the Parties’ expectations and understanding - treats the Transaction or a part or parts of the Transaction as being subject to VAT, the following shall apply:

aa)                   any VAT - including for the avoidance of doubt any interest (including interest within the meaning of section 233a AO) and penalties - triggered by the Transaction or part or parts of the Transaction which is owed by the Seller shall increase the Purchase Price and paid by the Purchaser unless the Transaction or a part or parts of the Transaction are subject to VAT only due to a waiver of an applicable VAT exemption by the Seller; and

bb)                 the payment of such VAT - including for the avoidance of doubt any interest (including interest within the meaning of section 233a AO) and penalties - shall become due and payable within ten (10) Business Days after the Purchaser has received an invoice complying with applicable VAT law from the Seller, in which the Transaction or the respective part or parts of the

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Transaction are treated as being subject to VAT, however, not earlier than two (2) Business Days before the respective VAT payment has to be made by the Seller to the respective Tax Authorities.

(2)                    Payment of the Purchase Price

a)                         The Purchase Price shall be paid by the Purchaser:

aa)                   in the amount of EUR 3,921,300,000 (in words: three billion nine hundred twenty-one million three hundred thousand euros), less the Closing Hold-Back Amount (as defined in § 4(2)b) below), if any, in accordance with the payment modalities set out in § 16(3) on the Closing Date; and

bb)                 in the amount of EUR 435,700,000 (in words: four hundred thirty-five million seven hundred thousand euros) (the “Escrow Amount”) into a bank account (the “Escrow Account”) maintained by the Seller with Citigroup Global Markets Deutschland AG in Frankfurt am Main (the “Account Bank”) and operated by Citibank, N.A., London Branch (the “Account Agent”) on the Closing Date. The Escrow Amount shall serve as collateral for any claims of the Purchaser against the Seller under this Agreement. The Escrow Account shall be operated by the Account Bank and the Account Agent in accordance with the terms of the account bank agreement attached hereto as Annex 4.2.a.bb (the “Account Bank Agreement”). The Seller and the Purchaser shall jointly instruct the Account Agent in accordance with the terms and conditions of the Account Bank Agreement to release the Escrow Amount or any portion thereof to the Purchaser if and to the extent the Purchaser has made a claim under this Agreement and such claim (i) is undisputed or (ii) has been established by an arbitral award pursuant to § 20(2). The Purchaser shall issue a blocking notice pursuant to section 5.2 of the Account Bank Agreement against the automatic release of the (remaining) Escrow Amount to the Seller only if and to the extent the Purchaser has made any claims against the Seller based on - and in accordance with - this Agreement prior to the second anniversary of the Closing Date which have not been fully settled or fulfilled. In case the Purchaser has made claims in accordance with § 10(4)a) of this Agreement and issued a corresponding blocking notice pursuant to section 5.2 of the Account Bank Agreement but has not initiated arbitration proceedings in relation to the relevant disputed matter in accordance with § 20(2) of this Agreement within a period of eight (8) months after such claim has been made, the Purchaser shall be obliged to issue an instruction pursuant to section 5.3(a) of the Account Bank Agreement.

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b)                         In case the legal transfer of any Specified Shares (as defined in § 8(3) below) has not been validly effected as of the Closing Date (in spite of the fulfillment of all Closing Actions by the relevant Parties), the fraction(s) of the Purchase Price allocated to such Specified Shares pursuant to Annex 4.1.b-1 (the “Closing Hold-Back Amount”) shall also be paid into a bank account held by the Seller with the Account Bank and operated by the Account Agent and governed by the Account Bank Agreement (the “Hold-Back Account”), to be released to the Seller once the respective Specified Shares are validly transferred to the Purchaser or the respective Purchaser’s Nominee. In case the legal transfer of the relevant Specified Shares to the Purchaser or respective Purchaser’s Nominee has still not been validly effected within three (3) months after the Closing Date, the Parties will enter into bona fide discussions with a view to agreeing to suitable mechanisms based on which the Purchaser and/or the relevant Purchaser’s Nominee(s), if any, can achieve the same economic benefits as if the relevant Specified Shares had been validly transferred as of the Closing Date. If and to the extent this has not been achieved (and/or the relevant Specified Shares have not been validly transferred) within six (6) months after the Closing Date, the Seller and the Purchaser shall jointly instruct the Account Agent to transfer the (remaining) Closing Hold-Back Amount to the Purchaser; for the avoidance of doubt, the Purchaser’s obligation to pay the relevant portion of the Purchase Price upon effectiveness of the transfer of the relevant Specified Shares, if any, shall remain unaffected.

c)                          In order to secure any payment claims the Purchaser may have under this Agreement and/or under the Account Bank Agreement against the Seller, the Seller shall pledge both the Escrow Account and the Hold-Back Account, including all amounts standing to the credit of such accounts and all rights against the Account Bank, to the Purchaser on the basis of an account pledge agreement substantially in the form attached hereto as Annex 4.2.c (the “Account Pledge Agreement”) and promptly (unverzüglich) notify both the Account Bank and the Account Agent of this pledge in accordance with the terms and conditions of the Account Pledge Agreement.

d)                         As compensation for the earnings of the Wirtgen Business, the Purchase Price shall bear interest at a rate of 5 percent per annum as from the Signing Date until the Closing has occurred (within the meaning of § 8(3) below), which shall be paid by the Purchaser in accordance with § 16(3) on the Closing Date in addition to the Purchase Price stated in § 4(1)a) above.

e)                          Any claims made by the Purchasing Parties under or in connection with this Agreement shall, to the extent not otherwise settled or paid by Seller, primarily (vorrangig) be claimed from the Escrow Amount.

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(3)                    Withholding Taxes

a)                         Any payment by the Purchaser to the Seller shall be made without any deduction or withholding unless and to the extent, the Purchaser is required by mandatory law to make a deduction or withholding for or on account of Taxes, for account of the Seller due to the payment of the Purchase Price or the consummation of the Transaction (any such Tax, a “Withholding Tax” and such deduction or withholding, a “Withholding Tax Deduction”). The preceding sentence shall not apply if and to the extent that such Withholding Tax is only triggered by the fact that a Purchaser’s Nominee is acquiring or purchasing the Sold Assets or any of the Shares instead of the Purchaser unless and to the extent such Withholding Tax can be credited by the Seller against a Tax which would also be triggered in case the Purchaser would be acquiring or purchasing the Sold Assets or any of the Shares. With the Seller’s prior written consent, which shall not be unreasonably withheld or delayed, the Purchaser shall make Withholding Tax Deductions as required by mandatory law from the payments to the Seller. Therefore, the Purchaser shall notify the Seller in writing of the intention to make a Withholding Tax Deduction twenty (20) Business Days prior to the due date of the respective payment at the latest. The Seller and the Purchaser shall after the notification to the Seller discuss in good faith whether the Withholding Tax Deduction is required by mandatory law. The Purchaser shall (i) forward the withheld or deducted amounts to the competent Tax Authorities (as defined below) as appropriate and (ii) provide the Seller with full evidence of such payment to the Tax Authorities and any further documentation that is required to be provided under applicable law.

b)                         The Seller shall indemnify the Purchaser from and against any and all Withholding Taxes if and to the extent no Withholding Tax Deductions have been made pursuant to § 4(3)a) above, along with all reasonable external costs associated with such Withholding Taxes (“Indemnifiable Withholding Taxes”); it being understood, that the indemnification of reasonable external costs shall apply to adviser costs only if and to the extent the adviser was engaged by the Seller or after consent of the Seller. The Seller shall be under no obligation to make a payment under this § 4(3) if and to the extent that the Purchaser failed to comply with any obligation set forth in this § 4(3), if and to the extent that the Seller proves that such non-compliance has either caused or increased the respective Indemnifiable Withholding Taxes.

c)                       § 11(3)d) and § 11(3)e) below shall apply mutatis mutandis with regards to indemnification payments relating to Indemnifiable Withholding Taxes.

d)                      The Purchaser shall procure that all Tax Returns (as defined below) relating to Withholding Taxes (“Withholding Tax Returns”) to be filed by the Purchaser (if

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any) shall be agreed with the Seller and shall be filed only with the Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed. The Purchaser shall provide drafts of any Withholding Tax Return reasonably in advance prior to the filing (with the objective of a review period for the Seller of at least fifteen (15) Business Days) to the Seller. The Seller shall be allowed to submit changes to the Purchaser reasonably in advance prior to the filing date. The consent of the Seller to the filing of the respective Withholding Tax Return shall be deemed to be granted if the Seller has not provided changes to the Withholding Tax Return to the Purchaser three (3) Business Days prior to the filing date at the latest. The Seller shall have a comprehensive right to instruct the Purchaser with respect to the content of any Withholding Tax Return unless and to the extent these instructions do not comply with mandatory law. The Purchaser may request that the Seller shall prepare any Withholding Tax Return to be filed by the Purchaser under mandatory law in which case the preceding sentences shall apply vice versa taking into account when such request is made to the Seller.

e)                          § 11(4)b) and § 11(4)c) below shall apply mutatis mutandis with regards to a Tax Proceeding relating to Withholding Taxes. § 11(4)d) through § 11(4)g) below shall apply mutatis mutandis with regards to Withholding Taxes and to Tax Proceedings relating to Withholding Taxes.

f)                            The Purchaser shall pay to the Seller the amount equal to any Withholding Tax refunded by any Tax Authority to the Purchaser if and to the extent that such Withholding Tax has previously been (i) deducted by the Purchaser pursuant to § 4(3)a) above or (ii) paid by the Seller to the Purchaser pursuant to § 4(3)b) and an amended Tax assessment notice or another decision of any competent Tax Authority or Tax court provides that the payment of the Withholding Tax to the Tax Authority was not justified. For the avoidance of doubt, the Purchaser shall not be precluded from raising a claim against the Seller with respect to Withholding Taxes refunded by any Tax Authority and paid by the Purchaser to the Seller if and to the extent it should subsequently be determined by the competent Tax Authority or a Tax court that the assessment of the Withholding Tax was still justified and the payment of Withholding Tax is (again) requested by the Tax Authorities. The amount due pursuant to the first sentence of this § 4(3)f) shall be paid by the Purchaser to the Seller within five (5) Business Days after the Withholding Tax has been received by the Purchaser.

g)                         § 11(11)a) below shall apply mutatis mutandis to any claims of the Purchaser and the Seller under this § 4(3) and the Purchaser’s obligations to inform the Seller pursuant to this § 4(3). For the avoidance of doubt, neither the De Minimis Amount (as

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defined below) nor the Threshold (as defined below) shall apply with respect to claims of the Purchaser and the Seller under this § 4(3).

(4)                    Chinese Tax Filing Requirements

a)                         The Parties agree that the indirect transfers of the shares in Chinese Subsidiaries due to the transfer of the Shares of Wirtgen Hong Kong Ltd. must be notified to the Chinese Tax Authorities (“Chinese Tax Notification”) and may trigger Taxes (for the avoidance of doubt, including any interest and penalties) to be paid by the Seller to the Chinese Tax Authorities (“Chinese Taxes”).

b)                         The Seller is obliged to engage a Chinese legal, tax and/or accounting firm (“Seller’s Chinese Tax Adviser”) to handle the Chinese Tax Notification on its own costs. The Chinese Tax Notification (including any required annexes) shall be prepared by the Seller’s Chinese Tax Adviser and shall be based in particular on the Purchase Price Allocation. For the avoidance of doubt, the principles stipulated in § 4(1)b) sentences 2 and 3 regarding the (indirect) Purchase Price Allocation with respect to the Chinese entities shall apply mutatis mutandis. The draft of the Chinese Tax Notification (including all required annexes) (“Draft Chinese Tax Notification”) shall be provided to the Purchaser for review and comment within twenty (20) days of the date of this Agreement. The Purchaser shall provide its comments to the Draft Chinese Tax Notification five (5) Business Days prior to the filing deadline for the Chinese Tax Notification at the latest. The Seller shall consider in good faith all comments by the Purchaser if and to the extent that such comments comply with mandatory law and ensure that the decision by the Chinese Tax Authorities based on the Chinese Tax Notification is binding (e.g. ensure that the facts and circumstances of the case are described completely and correctly). The Seller shall file the Chinese Tax Notification (including all required annexes) with the Chinese Tax Authorities within the statutory filing deadline.

c)                          The Seller shall keep the Purchaser fully informed of any matter in relation to the Chinese Tax Notification and Chinese Tax (including any proceedings, assessments, rulings and decisions by the Chinese Tax Authorities or Chinese courts) (“Chinese Tax Proceedings”). The Seller shall notify the Purchaser of any written document received from the Chinese Tax Authorities in connection with the Chinese Tax Proceedings as soon as reasonably practicable. The Purchaser and an adviser of the Purchaser which is bound by the duty of professional confidentiality shall have the right to fully participate in any Chinese Tax Proceedings (including the right to attend any meeting or conversation with the Chinese Tax Authorities). The Seller shall consider in good faith any comments by the Purchaser in connection with the Chinese Tax Proceedings if and to the extent that such comments comply with

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mandatory law and ensure that the decision by the Chinese Tax Authorities is binding (e.g. ensure that the facts and circumstances of the case are described completely and correctly).

d)                         The Seller shall indemnify and hold the Purchaser harmless from and against any and all Chinese Taxes.

e)                          The Purchaser shall pay to the Seller the amount equal to any Chinese Taxes (including interest) that are refunded by any Tax Authority to the Purchaser, a Company or Subsidiary, if and to the extent that such Chinese Taxes have previously been paid by the Seller to the Purchaser, a Company or Subsidiary or the Tax Authorities. For the avoidance of doubt, the Purchaser shall not be precluded from raising a claim against the Seller with respect to Chinese Taxes refunded by any Tax Authority and paid by the Purchaser to the Seller if and to the extent it should subsequently be determined by the competent Tax Authority or a Tax court that the assessment of the Chinese Taxes was still justified and the payment of Chinese Taxes are (again) requested by the Tax Authorities. The amount due pursuant to the first sentence of this § 4(4)e) shall be paid by the Purchaser to the Seller within five (5) Business Days after the Chinese Taxes have been received by the Purchaser.

f)                            § 11(11)a) below shall apply mutatis mutandis to any claims of the Purchaser and the Seller under this § 4(4). For the avoidance of doubt, neither the De Minimis Amount (as defined below) nor the Threshold (as defined below) shall apply with respect to claims of the Purchaser and the Seller under this § 4(4).

§ 5

Replacement of Seller Security

With effect as of the Closing Date, the Purchaser shall assume with debt discharging effect (mit schuldbefreiender Wirkung) for the Seller the obligations and liabilities (i) under the guarantees, letters of comfort, loss assumption declarations (Verlustübernahmeerklärungen) and/or other security listed in Annex 5 hereto which the Seller has issued or otherwise granted, as well as (ii) under the guarantees, letters of comfort, loss assumption declarations and/or other security which the Seller may issue or otherwise grant between the Signing Date and the Closing Date (it being understood, solely for the avoidance of doubt, that the Seller’s obligations under § 14(8) and § 14(9) below remain unaffected), in respect of obligations and liabilities of the Companies and/or Subsidiaries (hereinafter collectively referred to as the “Seller Security”) as follows:

a)                         With effect as of the Closing Date, the Purchaser shall replace, to the extent that the beneficiary of the relevant Seller Security consents to such replacement, each Seller

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Security so that the Seller is fully released from all obligations and liabilities as from the Closing Date.

b)                        If and to the extent that the replacement of the Seller Security in accordance with § 5a) above has not been effected with effect as of the Closing Date, the Purchaser hereby agrees to indemnify and hold harmless (freistellen) the Seller against all liabilities, costs and expenses of the Seller arising after the Closing Date under or in connection with any Seller Security. In this event, on the Closing Date, the Purchaser shall provide the Seller with a guarantee from a reputable international bank (having been approved by the Seller) under which such bank will provide an unconditional guarantee payable on first demand (unbedingte Bankbürgschaft auf erstes Anfordern) for the benefit of the Seller with respect to the indemnification obligation of the Purchaser pursuant to sentence 1 above excluding, however, any Seller Security that has only been provided verbally. However, nothing contained in this § 5b) shall release the Purchaser from its obligations to fully replace, and release the Seller from, the Seller Security as set forth in § 5a) above.

c)                          The Seller shall update Annex 5 with respect to any Seller Security which has been issued after the Signing Date pursuant to and in accordance with the terms of the first paragraph of this § 5 and deliver such updated Annex to the Purchaser ten (10) Business Days prior to the Closing Date, which shall then be deemed to be the conclusive list of Seller Security for purposes of this Agreement.

§ 6

Transfer of Employment Agreements

(1)                    Transferred Employees

a)                         The Parties are aware that the employment agreements with all employees of the Seller who are exclusively or primarily employed in the Holding Operations (except for those whose employment agreements terminate or end with effect on or prior to the Closing Date), including the employees listed in Annex 6.1.a (“Transferring Employees”), will transfer to the Purchaser on the Closing Date in accordance with applicable law (section 613a BGB), provided that such employees have not properly objected to their transfer of employment (“Objecting Employees”).

b)                         The employees whose employment agreements actually transfer to the Purchaser under applicable law are referred to herein as the “Transferred Employees”.

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(2)                    Notification and Reasonable Efforts

a)                         The Seller and the Purchaser shall jointly notify the Transferring Employees of the proposed transfer of their employment, in compliance with section 613a paragraph 5 BGB, no later than (30) Business Days before the Closing Date substantially in the form of the draft notification attached hereto as Annex 6.2.a.

b)                         If any Transferring Employees or Objecting Employees (with the exception of the Remaining Employees as defined in § 14(6)b) below) do not become Transferred Employees, the Purchaser shall reimburse the Seller for the costs and expenses related to such employees that arise following the Closing Date (including the costs of termination of employment), provided that the Seller issues notice of termination to the relevant employees as soon as practicable and no later than one month after the Closing Date. Notwithstanding the foregoing, the Purchaser will fully indemnify the Seller from any liability with respect to any Objecting Employee arising after the expiration of a period of one month following receipt by the relevant employee of the notice referred to in § 6(2)a) above resulting from any non-compliance of the notice with the requirements of section 613a paragraph 5 BGB with respect to any measures affecting the employees and envisaged by the Purchaser after the Closing Date.

(3)                    Employee Related Liabilities

a)                         As between the Seller and the Purchaser (im Innenverhältnis), the Purchaser shall assume with effect as of the Closing Date all obligations and liabilities with respect to the Transferred Employees including (i) those which relate to annual bonuses, withholding Taxes, annual holiday, anniversary payments or company pensions and (ii) any liability relating to unpaid compensation, employee inventions, employee loans, accidents, injuries or discrimination (but, for the avoidance of doubt, with the exception of the bonus payments pursuant to § 14(11) below); and

b)                         to the extent that the Seller has made or makes any payments etc. with respect to any obligations or liabilities to be assumed by the Purchaser pursuant to § 6(2)a) above (e.g. wage payments prior to the Closing Date), the Purchaser shall reimburse the Seller within ten (10) Business Days after the Closing Date.

(4)                    ÖBAV Unterstützungskasse e. V.

Seller and Purchaser will use best efforts to ensure that the Purchaser shall become a member of ÖBAV Unterstützungskasse e. V. upon or as soon as possible following Closing.

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(5)                    Executive Employment Agreement

The Purchaser shall offer Mr. Rainer Otto an employment agreement as managing director or in an equivalent function with effect as of the Closing Date (also being an agreement for the benefit of a third party (als echter Vertrag zugunster Dritter, Section 328 BGB).

§ 7

Closing Conditions

(1)                    Closing Conditions

a)                       The obligations of the Seller and the Purchaser to consummate the Transaction shall be subject to the conditions precedent (aufschiebende Bedingungen) (hereinafter referred to as the “Closing Conditions”) pursuant to § 7(1)b) to § 7(1)e)below.

b)                         Clearance by Merger Control Authorities

The competent merger control authorities in:

aa)                   the European Union, China, the USA, Brazil, India, Kazakhstan, Kenya, Macedonia, Paraguay, Russia, South Africa, South Korea, Tanzania, Turkey, Ukraine; and

bb)                 in any other jurisdiction where, based on the Parties’ mutual agreement, merger control filings with respect to the Transaction have been submitted and where the consummation of the Transaction before clearance would be prohibited by law, have either (i) cleared the Transaction, or (ii) not issued an order within the applicable examination period prohibiting the Transaction (the “Foreign Antitrust Condition”).

c)                          The Transaction has not been prohibited pursuant to section 4 paragraph 1 no. 4, section 5 paragraph 2 of the German Foreign Trade Act (Außenwirtschaftsgesetz – “AWG”) and section 59 paragraph 1 sentence 1 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung – “AWV”) (the “AWV Clearance”).

d)                       No enforceable judgment, injunction or order by a court or a governmental authority of competent jurisdiction is prohibiting the Transaction.

e)                        The Purchaser has not validly rescinded from this Agreement prior to Closing based on the existence of a Material Adverse Change (as defined in § 7(6) below).

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(2)                    Merger Control Proceedings

a)                       The Purchaser shall be responsible for the merger control proceedings pursuant to this § 7(2) with the exception of merger control filings which the Seller is required to make in its capacity as seller.

b)                         The Purchaser shall file notifications of the Transaction to the competent authorities as soon as reasonably practicable after the Signing Date. The filing of the notifications as well as any application for or consent to any extensions of applicable time periods relating to such proceedings shall be mutually agreed between the Seller and the Purchaser, the Seller’s approval not to be unreasonably withheld. The Purchaser may withdraw (zurücknehmen) any filings made with the competent merger control authorities only with the express prior written consent of the Seller, such consent not to be unreasonably withheld.

c)                        The Seller and the Purchaser shall closely cooperate in the preparation of such filings as well as in any discussions and negotiations with the competent merger control authorities in order to obtain clearance for the Transaction in the shortest time period possible.

d)                       The Seller has used all efforts which can reasonably be expected in the context of the preparation and submission of the merger control filings and the handling of the process with the competent merger control authorities (including the provision of information which is required in order to allow the Purchaser to respond as promptly as possible to all inquiries received from merger control authorities for additional information or documentation) which are required for fulfilling (i) the Foreign Antitrust Condition, (ii) the non-suspensory merger control filings with the competent merger control authorities in Argentina, the Common Market for Eastern and Southern Africa, Costa Rica, Egypt, and any other jurisdiction in which the Parties agree a non-suspensory merger control filing should be made, and (iii) the voluntary submission with the merger control authority in Australia and any other jurisdiction in which the Parties agree to make a voluntary submission (the “Other Antitrust Regimes”).

e)                          If, prior to the Closing Date, one or several of the Other Antitrust Regimes is amended in a way which renders approval by the competent merger control authority suspensory for the consummation of the Transaction by the Closing Date, the Purchaser and the Seller shall mutually agree in good faith on appropriate steps to be taken in order to allow the Purchaser to comply with local laws to the greatest extent possible, to mitigate risks for the Purchaser and the Seller and to allow the Transaction to be consummated on the Closing Date.

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f)                            The Seller and the Purchaser shall be obliged to inform one another of all written communications with the competent merger control authorities and to provide one another with copies of such communications (with business secrets redacted as required), in each case as soon as reasonably practicable. The Purchaser shall notify the Seller as soon as reasonably practicable after receipt of each clearance or approval which is required under the Foreign Antitrust Condition.

g)                         The costs of the merger control proceedings shall be borne by the Purchaser except for legal fees incurred by the Seller, where the Seller decides to retain its own counsel or where fees are related to merger control filings which the Seller is required to make in its capacity as seller.

h)                         If the competent merger control authorities will grant clearance only subject to the satisfaction of conditions or obligations (Bedingungen oder Auflagen), then the Purchaser and the Guarantor shall consider in good faith and at the Purchaser’s and the Guarantor’s sole reasonable discretion whether any structural or behavioral undertakings or commitments vis-à-vis any relevant competent merger control authority can be offered or given by the Purchaser or the Guarantor or any of their Affiliates, or whether any appropriate legal remedies can be invoked, in order to obtain regulatory clearance for the Transaction as soon as practically possible. The Parties shall use best efforts to jointly cooperate in order to find possible solutions for obtaining clearance but, for the avoidance of doubt, nothing in this Agreement shall limit the Purchaser’s and/or the Guarantor’s ultimate freedom to decide at their own reasonable discretion whether any such undertakings or commitments shall be offered or given or whether any such legal remedies shall be invoked.

(3)                    German Foreign Trade Act

a)                         For the purpose of obtaining the AWV Clearance referred to in § 7(1)c) above, the Purchaser shall file an application pursuant to section 58 paragraph 1 sentence 1 AWV within fifteen (15) Business Days after the Signing Date.

b)                         § 7(2)b) to § 7(2)g) above shall apply mutatis mutandis.

c)                          The Closing Condition set forth in § 7(1)c) above shall be deemed satisfied if the German Federal Ministry of Economics and Energy:

aa)                   has issued a certificate of compliance (Unbedenklichkeitsbescheinigung) (the “Clearing Certificate”) to the Purchaser upon the Purchaser’s application pursuant to section 58 paragraph 1 sentence 1 AWV;

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bb)                 has not initiated a formal investigation pursuant to section 55 AWV in relation to the Transaction within one (1) month after receipt of the Purchaser’s application for a Clearing Certificate (section 58 paragraph 2 AWV);

cc)                   has, in the event that a Clearance Certificate has not been issued, not notified the Purchaser of the initiation of a formal investigation pursuant to section 55 AWV in relation to the Transaction within three (3) months from the Signing Date (section 55 paragraph 3 AWV); or

dd)                 has, in the event of a formal investigation pursuant to section 55 AWV, failed to prohibit the Transaction within a period of two (2) months from the submission of the complete documentation of the acquisition as specified in section 57 AWV (section 59 paragraph 1 AWV).

(4)                    Best Efforts; Consequences of Failure to Close

a)                         Unless otherwise provided in this Agreement, the Seller and the Purchaser shall use their respective best efforts (nach besten Kräften) to ensure that the Closing occurs as soon as possible after the Signing Date.

b)                         If Closing has not occurred within nine (9) months after the Signing Date at the latest, the Seller may rescind this Agreement (Rücktritt vom Vertrag) by written notice to the Purchaser, and the Purchaser may rescind this Agreement by written notice to the Seller, in each case with a copy to the acting notary.

c)                          In the event of a rescission pursuant to § 7(4)b) above, § 15 (Confidentiality and Press Releases), § 16 (Prohibited Assignments etc.), § 17 (Guarantor), § 18 (Costs and Taxes), § 19 (Notices) and § 20 (Miscellaneous) shall remain in full force and effect. Further, any claims that any Party may have for breach of contract (Vertragsverletzung) under this Agreement that has occurred prior to its termination shall remain unaffected.

(5)                    Confirmatory Due Diligence

Following the Signing Date, the Purchaser will be granted the opportunity to perform a confirmatory due diligence in the areas set out in Annex 7.5 (the “Confirmatory Due Diligence”). However, the performance and/or the findings of the Confirmatory Due Diligence shall not have any effect on the Closing of the Transaction; in particular, the (satisfactory) outcome for the Purchaser of the Confirmatory Due Diligence shall neither be a Closing Condition nor shall it give the Purchaser a right to withdraw from the Transaction, to prevent or delay Closing and/or to otherwise amend or alter this Agreement (including

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the Purchase Price), unless any findings of the Confirmatory Due Diligence constitute or would result in a Material Adverse Change within the meaning of § 7(6) below.

(6)                    Material Adverse Change

a)                         In case a Material Adverse Change exists, the Purchaser may rescind from the Agreement by written notice to the Seller prior to Closing. Such declaration must describe in detail the factual and legal reasons pursuant to which the Purchaser holds the view that a Material Adverse Change exists. § 7(4)c) above shall apply accordingly in case of such rescission.

b)                         “Material Adverse Change” means any extraordinary event, occurrence, fact, or change stemming directly from the Wirtgen Business and occurring or becoming known to the Purchaser or the Guarantor after the Signing Date that actually (tatsächlich) has, or may reasonably be expected to have (taking into account any actions that have actually been, or that have been committed in a binding contractual agreement (with one or more third parties or with the Purchaser or the Guarantor (with the Purchaser’s or the Guarantor’s entry into such agreement not to be unreasonably refused)) to be, taken by or at the request of the Seller in order to cure the effect of such event, occurrence, fact or change), a material adverse effect specifically on the net worth or the results of operations or financial condition of the Wirtgen Business, in each case taken as a whole, so that the Purchaser may no longer reasonably be expected to effect Closing of the Transaction (dass dem Käufer der Vollzug des Kaufvertrags nicht mehr zugemutet werden kann), excluding, in each case, any such event, occurrence, fact or change resulting from or arising out of or in connection with:

aa)                 acts of God, calamities, national or international political or social conditions including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, unless any such events, occurrences, developments, circumstances or conditions affect only the Wirtgen Business and no other relevant market participants generally;

bb)                 economic, industry or market events, occurrences, developments, circumstances or conditions (e.g. a general downturn of the economy), whether general or regional in nature or limited to any area in which the Wirtgen Business operates unless any such events, occurrences, developments, circumstances or conditions affect only the Wirtgen Business and not other relevant market participants generally;

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cc)                   changes in applicable laws or accounting standards, principles, or interpretations;

dd)                 the failure of the Wirtgen Business to meet any financial forecast, projection, prediction or model other than as a result of an event, occurrence, fact, or change that would otherwise result in a Material Adverse Change; or

ee)                   the public announcement or pendency of this Agreement or any of the transactions contemplated herein, or any actions taken or not taken in compliance herewith or otherwise by, at the request of or with the consent of the Purchaser or the Guarantor or any entity of the Guarantor’s group of companies.

c)                          By way of example, a scenario like the VW diesel scandal that became public in 2015 could constitute a Material Adverse Change, whereas a scenario like the collapse of Lehman Brothers in 2008 would not constitute a Material Adverse Change.

d)                         For the avoidance of doubt: Following Closing, neither Party may claim that a Material Adverse Change has occurred.

§ 8

Closing

(1)                    Closing

On the Closing Date, the actual consummation of the Transaction (hereinafter referred to as the “Closing”) shall take place at the offices of Linklaters LLP, Königsallee 49-51, 40212 Düsseldorf, Germany, and/or any other place(s) mutually agreed by the Seller and the Purchaser.

(2)                    Closing Actions

On the Closing Date, the Parties shall simultaneously (Zug-um-Zug) take the following actions (the “Closing Actions”):

a)                         The Purchaser shall pay the Purchase Price pursuant to § 4(2) above.

b)                         The Seller and the Purchaser shall execute, in the form required in the respective jurisdiction, the following agreements and/or forms regarding the transfer of the respective Shares in relation to:

aa)                   the GmbHs and the KG, it being understood that the assignment of the KG Interest is carried out by way of special succession (Sonderrechtsnachfolge), substantially in the form as attached hereto as Annex 8.2.b.aa (the “Germany Assignment Deed”);

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bb)                 Ciber Ltda., substantially in the form as attached hereto as Annex 8.2.b.bb (the “Brazil Transfer Deed”);

cc)                   WIG Verwaltung GmbH and Wirtgen Österreich Ges.m.b.H, substantially in the form as attached hereto as Annex 8.2.b.cc (the “Austria Transfer Deed”);

dd)                 Wirtgen Ankara Makina Sanayi ve Ticaret Ltd. Sti., substantially in the form as attached hereto as Annex 8.2.b.dd (the “Turkey Transfer Deed”);

ee)                   Wirtgen Australia Pty Ltd., substantially in the form as attached hereto as Annex 8.2.b.ee (the “Australia Transfer Deed”);

ff)                     Wirtgen Belgium B.V.B.A., substantially in the form as attached hereto as Annex 8.2.b.ff (the “Belgium Transfer Deed”);

gg)                   Wirtgen Denmark A/S, substantially in the form as attached hereto as Annex 8.2.b.gg (the “Denmark Transfer Deed”);

hh)                 Wirtgen France S.A.S., substantially in the form as attached hereto as Annex 8.2.b.hh (the “France Transfer Deed”);

ii)                         Wirtgen Hong Kong Ltd., substantially in the form as attached hereto as Annex 8.2.b.ii (the “Hong Kong Transfer Deed”);

jj)                         Wirtgen Inc., substantially in the form as attached hereto as Annex 8.2.b.jj (the “USA Transfer Deed”);

kk)                 Wirtgen India Pvt Ltd., substantially in the form as attached hereto as Annex 8.2.b.kk (the “India Transfer Deed”);

ll)                         Wirtgen Ireland Ltd., substantially in the form as attached hereto as Annex 8.2.b.ll (the “Ireland Transfer Deed”);

mm)         Wirtgen Japan Co Ltd., substantially in the form as attached hereto as Annex 8.2.b.mm (the “Japan Transfer Deed”);

nn)                 Wirtgen Ltd., substantially in the form as attached hereto as Annex 8.2.b.nn (the “UK Transfer Deed”);

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oo)                 Wirtgen Macchine S.r.l, substantially in the form as attached hereto as Annex 8.2.b.oo (the “Italy Transfer Deed”);

pp)                 Wirtgen Nederland B.V., substantially in the form as attached hereto as Annex 8.2.b.pp (the “Netherlands Transfer Deed”);

qq)                 Wirtgen Singapore Pte Ltd., substantially in the form as attached hereto as Annex 8.2.b.qq (the “Singapore Transfer Deed”); and

rr)                       Wirtgen South Africa (Pty) Ltd., substantially in the form as attached hereto as Annex 8.2.b.rr (the “South Africa Transfer Deed”);

it being understood that the Parties may choose to initiate certain Closing Actions pursuant to this § 8(2)b) already prior to the Closing Date (but only following fulfillment and/or waiver of all relevant Closing Conditions) as may be required to enable a simultaneous effectiveness of the legal transfer of the Shares to the Purchaser and/or any of the Purchaser’s Nominees.

c)                       The Seller shall procure, and the Purchaser shall cooperate, to execute any and all supplementary documentation and to take all other steps and measures (including the handover and submission of relevant documentation to the Purchaser or third parties) required to effect the transfer of the Shares pursuant to § 8(2)b) above, in each case in the form required in the respective jurisdiction; in this regard, the Seller shall, inter alia, submit copies of the approvals of the partners’/shareholders’ meetings of each of the Foreign Companies approving the sale and assignment of the respective Foreign Shares to the Purchaser.

d)                       The Seller and the Purchaser shall execute a transfer agreement regarding the Sold Assets (the “Asset Transfer Agreement”), substantially in the form as attached hereto as Annex 8.2.d.

e)                          The Seller shall transfer to the Purchaser possession of the tangible Sold Assets, as further set out in the Asset Transfer Agreement.

f)                            The Purchaser shall provide either (i) a written confirmation in a form acceptable to the Seller that all Seller Security has been replaced or (ii) a bank guarantee pursuant to § 5b) above.

g)                         The Seller shall provide duly executed letters of resignation from both Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen as to their respective resignations from their respective appointments listed in Annex 8.2.g-1 with effect as of the Closing Date, substantially in the form attached hereto as Annex 8.2.g-2.

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h)                         The Seller shall provide duly executed non-compete and non-solicitation undertakings from both Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen to take effect as of the Closing Date, substantially in the form attached hereto as Annex 8.2.h.

i)                             The Seller shall provide duly executed declarations from both Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen as well as the Seller and Wirtgen Group stating that they will not proceed against the use of the name Wirtgen by the Wirtgen Business under section 12 BGB, section 17 HGB or any other applicable legal basis granting a right to claim discontinuation of the use of the name Wirtgen by the Wirtgen Business following the Closing Date, substantially in the form attached hereto as Annex 8.2.i.

j)                            The Parties shall sign a closing memorandum substantially in the form set forth in Annex 8.2.j hereto.

k)                         The Purchaser and the Seller shall deliver (i) a duly executed Account Bank Agreement entered into with Citibank, N.A., London Branch, and Citigroup Global Markets Deutschland AG, substantially in the form set forth in Annex 4.2.a.bb hereto, and (ii) a duly executed copy of the Account Pledge Agreement by and between the Purchaser and the Seller, substantially in the form set forth in Annex 4.2.c hereto.

l)                             The Seller shall deliver a duly executed copy of the declaration, a draft of which is attached hereto as Annex 8.2.l, regarding the Capital Contribution Agreement between the Seller and Wirtgen Ireland Limited dated 6 December 2013.

m)                   The Seller shall deliver a certificate in accordance with U.S. Treasury Regulations Section 1.1445-2(c)(3) duly executed by Wirtgen Inc., a draft of which is attached hereto as Annex 8.2.m.

n)                         The Seller shall provide satisfactory evidence confirming that the trust agreement by and between Wirtgen GmbH and ERSEG Ersatzteilservice Gesellschaft für Baumaschinen und Nutzfahrzeuge mbH dated 12 March 1998 has been terminated.

o)                         The Seller shall deliver duly executed approvals/approval resolutions confirming the approvals/approval resolutions included in Annex 3.2a and Annex 3.2.b, respectively.

(3)                    Occurrence of Closing

Closing shall have occurred if and when all of the Closing Actions set forth in § 8(2) above have been executed or such execution has been waived by the Seller and the Purchaser and only if and when the transfer of (i) Shares in Companies accounting for at least 97 percent of the global sales 2016 of the Wirtgen Business and (ii) the Sold Assets has

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occurred with legal (in rem) effect. In case Shares in Companies accounting for no more than 3 percent of the global sales 2016 of the Wirtgen Business (the “Specified Shares”) are not validly transferred as of the Closing Date, the occurrence of Closing shall not be affected and § 4(2)b) above shall apply in relation to the Specified Shares. For the avoidance of doubt, the pending registration of the assignment of the KG Interest by way of special succession in the competent commercial register (in spite of the respective application having been duly filed) shall not impact or delay the occurrence of the Closing pursuant to this Agreement.

§ 9

Seller’s Warranties

(1)                    Form and Scope of Seller’s Warranties

The Seller hereby warrants to the Purchaser by way of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB within the scope and subject to the requirements and limitations provided in § 10 below that the statements set forth in § 9(2) below (hereinafter collectively referred to as the “Seller’s Warranties” and each as a “Seller’s Warranty”) are true and correct as of the Signing Date or as of any such other date as expressly set out in relation to the relevant Seller’s Warranty, except for the Seller’s Warranties set out in § 9(2)a), b), c), g), h) and l) below and portions of the Seller’s Warranties set out in § 9(2)a) and § 9(2)j) below, which shall be true and correct both as of the Signing Date (or any such indicated relevant other date) and as of the Closing Date (to the extent a Seller’s Warranty is not given subject to the Seller’s Knowledge, in which case the respective Seller’s Warranty shall only be given as of the Signing Date). The Seller and the Purchaser agree that the Seller’s Warranties are not granted, and shall not be qualified or construed, as quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of sections 443, 444 BGB or agreements on quality (Beschaffenheitsvereinbarung) within the meaning of section 434 paragraph 1 sentence 1 BGB. With respect to the Trued-up Warranties, § 9(5) below shall apply.

(2)                    Seller’s Warranties

a)                         Seller’s Capacity

The Seller is a duly existing company with limited liability and is entitled to enter into the Transaction. All necessary corporate consents for the Transaction have been given, and no third party consents or authorizations, other than those expressly set forth in this Agreement, are necessary in connection with the execution and consummation of this Agreement. This Agreement constitutes the valid and legally

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binding obligation of the Seller, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by applicable laws and regulations. There are no injunctions, court orders or other orders of a governmental authority preventing the Seller from entering into, and the consummation of, the Transaction.

b)                         Legal Situation of the Companies and the Subsidiaries

aa)                   Each Company and each Subsidiary is a duly existing company or partnership in the respective legal form as outlined in § 2(1)b) above and Annexes 2.1.a, 2.1.c and 2.3. All statements in § 2(1)b) above and Annexes 2.1.a, 2.1.c, 2.1.d and 2.3 concerning the Companies and Subsidiaries are correct and complete. Each Company and each Subsidiary is under all applicable legal provisions entitled to conduct its business in the way it is currently conducted. With the exception of the entities listed in Annex 9.2.b.aa, no Company or Subsidiary has been dissolved (aufgelöst) or wound up and there are no reasons which would justify an administrative cancellation (Amtslöschung) of a Company or Subsidiary.

bb)                 The shareholders’ lists attached hereto as Annex 2.1.d accurately reflect the ownership in the GmbH Shares of the respective GmbHs.

cc)                   The Seller has delivered to the Purchaser true and complete copies of the articles of association or partnership agreement of each of the Companies and the Subsidiaries (hereinafter collectively referred to as the “Articles”) and, except as stated otherwise in Annex 9.2.b.cc, no action has been taken to amend any of them.

Any facts and other documents required by applicable law to be filed by the Companies/Subsidiaries with the competent commercial or other public register due to facts having arisen in the past five (5) years have (as regards the Subsidiaries only to the Seller’s Knowledge) been properly filed.

No Company or Subsidiary has entered into an agreement which provides for the governance by a third party (i.e. an entity other than a Company or a Subsidiary) over a Company or a Subsidiary or obliges a Company or Subsidiary to subordinate its management to a third party or to transfer its profit to a third party. There are no silent participations or other similar rights of third parties to participate in the Companies’ or Subsidiaries’ revenues, profits, assets, or equity (or the value thereof).

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dd)                 Except as set forth in Annex 9.2.b.dd, neither the Companies nor, to the Seller’s Knowledge, the Subsidiaries have any corporate branches (Zweigniederlassungen) or corporate divisions (Betriebsabteilungen) outside of their principal places of business (for the purposes of this § 9(2)b), sales offices are not considered corporate branches or corporate divisions by the Parties). The Seller’s Warranty pursuant to § 11(2)a)ff) to § 11(2)a)hh) below shall remain unaffected.

ee)                   With the exception of the Russian Subsidiary “000 Dorintekh”, a limited liability company organized under the laws of the Russian Federation on 19 March 2014 with its registered office at 64, Suschevsky Val street, Moscow, 129272, the Russian Federation, registered under the main state registration number 1147746297313 (“Dorintekh”), no insolvency or similar proceedings have been commenced or applied for by any of the Companies or Subsidiaries or, to the Seller’s Knowledge, by any third parties in respect of any of the Companies or Subsidiaries, no Company or Subsidiary is over-indebted (überschuldet) or unable to pay its due debts (zahlungsunfähig), and such inability is not impending (drohende Zahlungsunfähigkeit) in respect of any Company or Subsidiary.

c)                          Legal Situation of the Shares and the Subsidiary Shares

aa)                   The Seller is the sole direct owner of the Shares and is not subject to any restrictions in respect of the sale or the assignment of the Shares.

bb)                 The statements made in § 2(1), § 2(3), § 2(6) and § 2(8) above (including the Annexes referred to in such sections) with respect to the Companies and the Subsidiaries are true and accurate.

cc)                   The Shares and the Subsidiary Shares are freely negotiable or transferable and free of any third party rights (except as set forth in Annex 9.2.c.cc), and no third party has any right or claim to be granted such rights or demand assignment of any Shares or Subsidiary Shares.

dd)                 Except as set forth in Annex 9.2.c.dd, the Shares and, to the Seller’s Knowledge, the Subsidiary Shares, are fully paid in and free of any additional payment obligations (Nachschusspflichten); in particular, no open or hidden repayments of capital (Einlagenrückgewähr) and no hidden contributions in kind (verdeckte Sacheinlagen), in the latter case in connection with a formal resolution on the increase of the capital, have been made or are required to be made.

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ee)                   The Seller’s Warranties pursuant to   § 9(2)a) to c) above are hereinafter collectively referred to as the “Title Warranties” and each as a “Title Warranty”).

d)                         No Leakage

aa)                   In the period prior to the Effective Date, no payments, interim distributions or other advantages of monetary or economic value (direct or indirect) have been made or provided to any of the Related Persons from the Seller or any Company or Subsidiary from the profits of the financial year 2016 pertaining to the Wirtgen Business. For the avoidance of doubt, neither (i) the repayment of any shareholder loans (including interest) that were in existence on January 1, 2016 by the Seller by December 31, 2016, (ii) the declaration of a dividend from the profits of the financial year 2014 in March 2016 by the Seller, nor (iii) the payment of such dividend to Wirtgen Group, constitute a payment, interim distribution or other advantage of monetary value within the meaning of the preceding sentence.

bb)                 In the period from the Effective Date until the Signing Date, no payments or other advantages of monetary or economic value (direct or indirect) have been made or provided to any Related Person from the Seller (in relation to the Sold Assets and/or the Holding Operations) or any Company or Subsidiary (such measures hereinafter referred to as “Leakage”), nor has any Leakage been agreed to be effected, except (i) as set forth in Annex 9.2.d.bb hereto, or (ii) as expressly agreed between the Seller and the Purchaser. A Leakage shall, in particular, exist (subject to the aforementioned exceptions) if:

-                 dividend distributions (including hidden dividend distributions) of the Companies to Related Persons (via the Seller or otherwise, in particular for profits of the financial year 2016 or 2017) are resolved or made;

-                   shares in any Company are redeemed (eingezogen) or acquired by the respective Company as own shares, or contributions on shares in any Company are repaid in a similar way to Related Persons via the Seller or otherwise;

-                   any reduction of the share capital of a Company occurs;

-                   obligations of Related Persons are assumed by the Seller, any Company or any Subsidiary, or the Seller, any Company or any Subsidiary grants securities for such obligations;

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-                   a waiver or release of obligation is declared by the Seller or a Company or Subsidiary in favor of Related Persons; or

-                   any substantial extraordinary increase of salaries or benefits are granted to any of the individuals included in the Related Persons (for the avoidance of doubt, payments of salaries or benefits to any of the individuals included in the Related Persons based on and in accordance with their employment agreements existing as of the Signing Date are not Leakage).

e)                          Ordinary Course of Business

Except as disclosed in Annex 9.2.e-1, in the period from the Effective Date until the Signing Date, the Wirtgen Business has been conducted substantially in its ordinary course of business. The Seller has made the Purchaser aware that the order volume for financial year 2017 has substantially increased since the beginning of financial year 2017 and that, as a result, substantial deviations both from the investment plan 2017 and the annual budget 2017 (both as presented to the Purchaser prior to the Signing Date and attached hereto as Annex 9.2.e-2) might have occurred in the period between the Effective Date and the Signing Date.

f)                            Financial Statements

aa)                 The Seller has made available to the Purchaser:

-                   in respect of each Company and Subsidiary, the audited annual accounts including the audit reports for the financial year ended on December 31, 2016 (hereinafter jointly referred to as “Financial Statements”);

-                   in respect of the Seller, the audited consolidated annual accounts including the audit reports for the financial year ended on December 31, 2016 (hereinafter referred to as “Consolidated Financial Statements”); and

-                   the 2017 management accounts of the Companies and the Subsidiaries that have been set up for the period from the Effective Date until April 30, 2017.

bb)               Except as disclosed in Annex 9.2.f.bb, each of the Financial Statements and the Consolidated Financial Statements have been prepared in accordance with applicable law and the accounting principles generally accepted in Germany and/or the relevant other jurisdictions they have been prepared for. The Financial Statements and the Consolidated Financial Statements each present (jointly with the respective notes thereto), in all material respects, a true and fair view of the net assets and finance and profit situation (vermitteln ein den

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tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage) of the respective Companies and Subsidiaries and, as regards the Consolidated Financial Statements, of the group consisting of the Companies and the Subsidiaries that were included among the consolidated entities within the meaning of section 297 paragraph 2 sentence 2 HGB as of the date of their respective preparation (Aufstellung). The Purchaser is aware that so-called HB2 adjustments (HB2-Überleitungsbuchungen) have been made in relation to balance sheet items in the Financial Statements (for the avoidance of doubt, without changing the Financial Statements) for purposes and in connection with the preparation of the Consolidated Financial Statements (under German GAAP). These adjustments shall be disregarded for purposes of determining whether or not a Breach of the Seller’s Warranty according to this § 9(2)f)bb) (insofar as it relates to the Financial Statements) has occurred.

The Seller and/or the respective Companies and Subsidiaries have established requisite internal mechanisms and guidelines in accordance with applicable laws and regulations ensuring effective control and monitoring of their respective financial reporting, including in particular in connection with the drawing up of the (Consolidated) Financial Statements.

It is understood that the Seller’s Warranty pursuant to this § 9(2)f)bb) shall not qualify as an “objective” guarantee regarding the financial statements (objektive Bilanzgarantie), but rather as a “subjective” guarantee regarding the financial statements (subjektive Bilanzgarantie) only. Therefore, in particular, the Seller’s Warranty pursuant to this § 9(2)f)bb) shall not be construed pursuant to the decision of the Higher Regional Court (Oberlandesgericht) of Frankfurt a.M./Germany dated May 7, 2015 (file no. 26 U 35/12), i.e. the Seller’s Warranty pursuant to this § 9(2)f)bb) shall be regarded as being correct, inter alia, even in the event that any (contingent) liabilities have not been reflected or provisions have not been recognized due to the subjective lack of evidence when preparing the (Consolidated) Financial Statements (even if, from an objective perspective/in hindsight such liabilities/provisions would have been required).

g)                         Sold Assets; Wirtgen Business

aa)                   With the exception of the Excluded Assets, the Sold Assets comprise as of the Signing Date, and will also comprise as of the Closing Date, all tangible and intangible assets which serve or are destined to serve or are otherwise required for the Holding Operations in relation to the Wirtgen Business as conducted on the Signing Date or the Closing Date, as the case may be, except for those

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tangible assets which are rented or leased from third parties or Affiliates of the Seller (other than the Companies and the Subsidiaries) in the ordinary course of business at market rates or which are subject to customary retention of title of suppliers until full payment is received.

bb)                 With the transfer of the Sold Assets together with the Shares pursuant to this Agreement, the Purchaser will be in a position, as of the Closing Date, to continue the Wirtgen Business unrestricted and materially in the same scope as it was conducted prior to the Closing Date, except to the extent that any third party to any contract pertaining to the Sold Assets may refuse its consent to the assignment of such contract.

cc)                   Except as disclosed in Annex 9.2.g.cc, as of the Closing Date, the Purchaser acquires full and unrestricted ownership and/or assumes the unrestricted legal position as contractor, creditor and/or debtor, as the case may be, in each case free of charge, in relation to the Sold Assets with the transfer of the Sold Assets pursuant to this Agreement.

dd)                 As of the Signing Date, all material fixed assets (Anlagevermögen) of (i) any of the Manufacturing Companies and/or (ii) to the Seller’s Knowledge, any of the other Companies and/or Subsidiaries being used by and for the Wirtgen Business are in usable and serviceable condition (gebrauchsfähiger Zustand), normal wear and tear excepted; provided, however, that any event/effect (i) which may have occurred between the Effective Date and the Signing Date, (ii) which may have led to material fixed assets not being in usable and serviceable condition and (iii) for which provisions would have been made in financial statements had they been set up as of the Signing Date, shall be excluded.

ee)                   As of the Effective Date, all inventory shown in the Consolidated Financial Statements was in quantity and quality usable or saleable (taking into account valuation adjustments, if any, reflected in the Consolidated Financial Statements) in the ordinary course of the Wirtgen Business.

ff)                     As of the Signing Date, the Manufacturing Companies and/or, to the Sellers’s Knowledge, the other Companies and/or Subsidiaries own, lawfully possess, or use all assets which are necessary to conduct the operations of the Wirtgen Business in the form in which it is currently conducted.

gg)                 As of the Effective Date, the receivables pertaining to the Wirtgen Business and shown in the Consolidated Financial Statements have been and/or will be paid in the ordinary course of business according to the collection

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methods customary in the respective businesses of the Wirtgen Business in the amounts as shown in the Consolidated Financial Statements, reduced by any evaluation adjustment, if any, as shown in the Consolidated Financial Statements as per the relevant accounts date.

h)                         Permits

Except as disclosed in Annex 9.2.h, the Seller, each of the Manufacturing Companies and, to the Seller’s Knowledge, each of the other Companies and Subsidiaries have all material regulatory permits required for the continuation of the operation of the Wirtgen Business (öffentlich-rechtliche Betriebsgenehmigungen), with the exception of Environmental Permits, which are exclusively dealt with in § 12(2) below. As regards the Manufacturing Companies and, to the Seller’s Knowledge, the other Companies and Subsidiaries, (i) none of such permits has been completely or partly withdrawn or revoked and (ii) such withdrawal or revocation has not been threatened in writing.

i)                             Real Estate

aa)                   Annex 9.2.i.aa-1 contains a list of real estate (Grundbesitz) owned by the Seller, the Companies and the Subsidiaries (“Owned Real Estate”) on the Effective Date. Subject to pre-emptive rights in favor of the relevant municipality and applicable public laws (öffentliches Recht), the relevant entity has full and unrestricted title to and possession of the Owned Real Estate. Neither the Seller nor any Company or Subsidiary has (except as listed in Annex 9.2.i.aa-2) (i) committed to dispose of any of the Owned Real Estate required for the continuation of the Wirtgen Business, (ii) disposed of any real estate required for the continuation of the Wirtgen Business, or (iii) committed to acquire real estate required for the continuation of the Wirtgen Business where the acquisition has not yet been completed, in each case, within the last three (3) years prior to the Signing Date. The Seller’s Warranties pursuant to this § 9(2)i)aa)are deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of the annexes herein as per the Closing Date as laid out and with the legal consequences set forth in § 9(5) below.

bb)                 Annex 9.2.i.bb-1 contains a list setting out charges (Belastungen) in relation to the Owned Real Estate as of the Effective Date shown in the excerpts from the German land register (Grundbuchauszüge) or comparable registers in other jurisdictions. To the Seller’s Knowledge, as of the Signing Date, the Owned Real Estate is not subject to any other charges that are required to be so registered. As of the Signing Date, neither the Seller nor any Company or Subsidiary

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has agreed to grant such rights except for those listed in Annex 9.2.i.bb-2 and none of the registered charges secures any financial debt of any party other than the Seller, any Company or any Subsidiary. The Seller’s Warranties pursuant to this § 9(2)i)bb) are deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of the annexes herein as per the Closing Date as laid out and with the legal consequences set forth in § 9(5) below.

cc)                   The actual aggregate book values of all Owned Real Estate as per December 31, 2016 as shown in the Consolidated Financial Statements amounts to EUR 499.9 million (consisting of (i) EUR 466.6 million allocated to real estate and buildings (Grundstücke und Gebäude) and (ii) EUR 33.3 million allocated to assets under construction (Anlagen im Bau).

dd)                 As of the Signing Date, there are no due but unpaid claims against the Seller, the Companies or the Subsidiaries for payment of owner’s contributions and infrastructure charges (Anliegerbeiträge und Erschließungskosten) in Germany or comparable levies in other jurisdictions, except for potential due claims which have not yet been paid in accordance with the ordinary course of business (normaler Zahlungslauf).

ee)                   Annex 9.2.i.ee contains a list, as of the Signing Date, of real estate leased from third parties by the Seller, the Companies and the Subsidiaries or used on the basis of hereditary building rights (Erbbaurechte) or comparable quasi ownership or long-term lease rights in other jurisdictions (“Leased Real Estate”), provided that the relevant lessee’s payment obligation exceeds, in each case, a value of EUR 250,000 (net of VAT and ancillary costs) per annum. This Seller’s Warranty is deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of such annex as per the Closing Date as laid out and with the legal consequences set forth in § 9(5) below. To the Seller’s Knowledge, no rents or fees payable in respect of the Leased Real Estate are currently in the course of being reviewed by the landlord other than in accordance with the terms of the relevant lease.

ff)                     Annex 9.2.i.ff contains a list, as of the Signing Date, of real estate leased to third parties by the Seller, the Companies and the Subsidiaries, provided that the relevant lessee’s payment obligation exceeds, in each case, a value of EUR 250,000 (net of VAT and ancillary costs) per annum. This Seller’s Warranty is deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of such annex as per the Closing Date as laid out and with the legal consequences set forth in § 9(5)b) below.

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gg)                   Except as disclosed in Annex 9.2.i.gg, where required, a building permit exists and/or will exist, as of the Closing Date, for all the buildings, constructions and facilities on the Owned Real Estate (the “Buildings”), except for permits the absence of which is irrelevant for the continuation of the Wirtgen Business. In relation to the Buildings, as of the Signing Date, there are no pending administrative procedures, unfulfilled orders of public authorities, or revocations of building permits. To the Seller’s Knowledge, the actual state of the Buildings does not deviate from the permitted state under the building permits, except in relation to permits which are irrelevant for the continuation of the Wirtgen Business.

hh)                 As of the Signing Date, the current state and use of the Buildings of the Companies and, to the Seller’s Knowledge, of the Subsidiaries is not in violation of zoning plans (Bebauungspläne) or comparable plans in other jurisdictions, except for cases which are insignificant and do not affect the operations of the Wirtgen Business.

ii)                         As of the Signing Date, neither the Seller nor any Related Person owns or otherwise holds, nor, as of the Closing Date, will either the Seller or any Related Person own or otherwise hold, any legal right or title in relation to real estate which is used by the Wirtgen Business.

j)                            Intellectual Property Rights and IT-Software

aa)                   Annex 9.2.j.aa contains a list, as of the Signing Date, of patents, utility models, trademarks, service marks, designs (Geschmacksmuster), internet domains and other registered intellectual property rights owned by the Seller, the Companies and/or the Subsidiaries (such rights hereinafter collectively referred to as the “Registered IP-Rights”). This Seller’s Warranty is deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of such annex as per the Closing Date as laid out and with the legal consequences set forth in § 9(5) below.

bb)                 To the Seller’s Knowledge, the Registered IP-Rights are (except as listed in Annex 9.2.j.bb) (i) valid or validly applied for, (ii) free of third-party rights (except for rights of use under the agreements according to § 9(2)j)gg) below and (iii) not jeopardized by a cancellation, revocation, opposition or an entire or partial annulment, and there is no reason or circumstance to anticipate any such challenge.

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cc)                   To the Seller’s Knowledge, the Registered IP-Rights and any other type of intellectual property rights owned by the Seller, the Companies and/or the Subsidiaries, including business designations, company names, copyrights and ancillary copyrights (Leistungsschutzrechte), know-how, technology and specifications (such rights, together with the Registered IP-Rights, hereinafter collectively referred to as the “IP-Rights”) are not violated by third parties except as listed or described in Annex 9.2.j.cc.

dd)                 Except as disclosed in Annex 9.2.j.dd, as of the Closing Date, the Registered IP-Rights exist and the Seller, the relevant Companies and/or Subsidiaries have or will have taken and/or initiated all legal measures reasonably required to ensure the enforceability of such Registered IP-Rights, with the exception of any such cases which are immaterial for the operation of the Wirtgen Business. All fees necessary for the maintenance of the Registered IP-Rights have been fully paid, all necessary filings for extension periods have been made and all other material measures for the maintenance of the Registered IP-Rights have been taken.

ee)                   To the Seller’s Knowledge, neither the Seller nor any of the Companies or Subsidiaries violate any third parties’ intellectual property rights or name rights, except as disclosed in Annex 9.2.j.ee. To the Seller’s Knowledge, except for the IP-Rights, no further intellectual property rights or name rights are necessary for the current operation of the Wirtgen Business.

ff)                     Annex 9.2.j.ff contains a complete list of all material agreements by which third parties have granted the Seller, the Companies and/or the Subsidiaries a right of use in respect of their intellectual property rights in connection with the Wirtgen Business and required for the operation of the Wirtgen Business. For the avoidance of doubt, the material agreements referred to in the previous sentence do not extend to agreements on the purchase of components or software. The agreements listed in Annex 9.2.j.ff have not been terminated and no party has given notice in this respect.

gg)                   Annex 9.2.j.gg contains a complete list of all material agreements by which the Seller, the Companies and/or the Subsidiaries have granted third parties a right of use in respect of any IP-Rights. For the avoidance of doubt, the material agreements referred to in the previous sentence do not extend to agreements on the sale of components or software.

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hh)                 To the Seller’s Knowledge, all current or former employees, managing directors or other executives of the Seller, the Companies and/or the Subsidiaries (i) have no compensation claims for inventions or other intellectual achievements or (ii) have been fully and completely compensated for inventions or other intellectual achievements, of which the respective employing entity was notified or which are known to the respective employing entity, according to the German Employees Invention Act (Arbeitnehmererfindungsgesetz), the German Copyright Act (Urheberrechtsgesetz) or similar German or foreign law.

ii)                      In relation to the Companies and/or Subsidiaries listed in Annex 9.2.j.ii-1 and, to the Seller’s Knowledge, in relation to the Companies and/or Subsidiaries listed in Annex 9.2.j.ii-2, during the last twelve (12) months no material business disruptions, material data breach (such as cyberattacks), or material loss of data caused by any malfunction of the computer and telecommunication systems, servers, PCs, laptops, scanners, printers or other peripheral equipment used in the Wirtgen Business (the “IT Hardware”) or by the software and data-bases used (jointly “Information Technology”) occurred. To the Seller’s Knowledge, there is no malfunction of the Information Technology which would materially affect the Wirtgen Business.

jj)                         To the Seller’s Knowledge, the Information Technology is in reasonably usable condition (gebrauchsfähiger Zustand) and has been regularly maintained.

kk)                 Subject to compliance with Data Protection Legislation, the Seller (in relation to the Wirtgen Business), the Companies and the Subsidiaries are and, as of the Closing Date, will be entitled to use the data stored on the Seller’s Group’s systems to such extent as is necessary for the conduct of the Wirtgen Business as it is carried out at such time.

k)                         Material Agreements

In relation to the Wirtgen Business:

aa)                   The contracts, agreements and commitments listed in Annex 9.2.k.aa which also includes any and all contracts, agreements and commitments regarding (i) the top five (5) suppliers (in terms of 2016 turnover) for each of the five (5) German Manufacturing Companies as well as of all suppliers (except for standard utility suppliers) which are, to the Seller’s Knowledge, the sole source of supply for material goods or services required in connection with the operation of the Wirtgen Business and for which no alternative supply source at comparable conditions is available and (ii) the top five (5) dealers in respect of turnover in the year 2016 (globally) and Annex 9.2.k.cc (jointly,

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“Material Agreements”) are, to the Seller’s Knowledge, valid and enforceable against the respective other parties. To the Seller’s Knowledge, none of the listed Material Agreements has been terminated by any party nor has any party given notice of termination or expressed (in writing) any intention to terminate a Material Agreement and, to the Seller’s Knowledge, no party to a Material Agreement is in breach or default of any material obligation under the respective Material Agreement.

bb)                 To the Seller’s Knowledge, except as listed in Annex 9.2.k.bb, the entering into and consummation of this Agreement will lead neither (i) to a right to materially change or terminate any Material Agreement (excluding those listed in Annex 9.2.k.cc), nor (ii) to an early maturity of any material obligation of the Seller and/or any Company and/or Subsidiary thereunder.

cc)                   Except for the Material Agreements and the lease agreements with respect to the Leased Real Estate and except as listed in Annex 9.2.k.cc, neither the Seller nor any Company or Subsidiary is bound by any not yet fully completed agreement (i.e. where the main obligations (Hauptleistungspflichten) have not yet been fulfilled) of the following types:

-                   agreements regarding the acquisition or disposal of shares or a direct or indirect participation in other entities or corporate joint venture agreements relating to a material part of the Wirtgen Business;

-                   sales agent agreements, authorized dealer agreements or similar distribution agreements with the top five (5) worldwide independent dealers/sales agents of the Wirtgen Business, determined on the basis of 2016 turnover;

-                   contracts, agreements and commitments regarding (i) the top five (5) suppliers (in terms of 2016 turnover) for each of the five (5) German Manufacturing Companies as well as of (ii) all suppliers (except for standard utility suppliers) which are, to the Seller’s Knowledge, the sole source of supply for material goods or services required in connection with the operation of the Wirtgen Business and for which no alternative supply source at comparable conditions is available;

-                   consortium, cooperation or similar agreements with third parties, including research and development agreements which, in any given case, have a volume of more than EUR 10 (ten) million per annum;

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-                   loans or other financing agreements, including bonds and letters of credit as well as factoring agreements with third parties which, in any given case, have a volume of more than EUR 5,000,000;

-                   other than (i) the Seller Security and (ii) any (first loss/buy-back/residual value) guarantees in or for lease agreements entered into in connection with the retail financing program pertaining to the Wirtgen Business, any guarantees (Garantien und (Aval-)Bürgschaften), comfort letters (Patronatserklärungen), indemnity obligations, and comparable securities granted to third parties (customers or suppliers receiving an advance payment security (Anzahlungsbürgschaft) or similar security are, in this context, not considered third parties) which, in any given case, exceed an amount of EUR 100,000;

-                   agreements, commitments or administrative decisions relating to payments directly and expressly granted as subsidies to the Wirtgen Business in the last three (3) years prior to the Signing Date which, in any individual case, exceed an amount of EUR 1 million; and

-                   other agreements and obligations (excluding agreements with customers and suppliers) which trigger annual payments exceeding EUR 10,000,000.

dd)                 The Wirtgen Business does not generate turnover of more than EUR 50 million with any single customer (for the avoidance of doubt excluding any dealers).

ee)                   Following the occurrence of Closing, there will be no contractual relationship between the Seller and the Related Persons on the one side and the Wirtgen Business on the other side other than as expressly set forth in this Agreement.

l)                             Compliance; Anti-Corruption; Data Protection

aa)                   Except as shown in Annex 9.2.l.aa, neither the Seller (in relation to the Wirtgen Business) nor any of the Companies or Subsidiaries, nor any of the Seller’s, the Companies’ or the Subsidiaries’ executives, managing directors and other individuals of equivalent function, (i) more than immaterially violate or have (during the last two (2) years prior to the Signing Date or during the period between Signing Date and Closing Date (the “Interim Period”)) violated in connection with the conduct of the Wirtgen Business any laws, including health and safety laws, privacy laws, Foreign Trade Laws, industrial laws, or competition and antitrust laws, applicable to them and the

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compliance with which is reasonably relevant for the operation of the Wirtgen Business, (ii) have received, from a governmental authority or any other person with administrative authority, during the last two (2) years prior to the Signing Date or during the Interim Period, any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a governmental authority, or conducted any internal investigation or audit concerning any actual or potential violation related to Foreign Trade Laws or Anti-Corruption Laws, or were otherwise requested to refrain from or cease, such violations, (iii) are a target of or otherwise addressed by economic sanctions imposed by a governmental authority, (iv) are organized, operating or located in a Sanctioned Country, (v) are or have (during the last two (2) years prior to the Signing Date or during the Interim Period) engaged in any transactions with any Sanctioned Person or in any Sanctioned Country, or (vi) do not have or (during the last two (2) years prior to the Signing Date or during the Interim Period) have failed to obtain required licenses or authorizations under Foreign Trade Laws.

bb)                 Neither the Seller (in relation to the Wirtgen Business), nor any of the Companies or the Subsidiaries, nor any of their respective officers, directors or employees have, in the last two (2) years prior to the Signing Date or during the Interim Period, paid, given, or made an offer or promise to pay or give a payment of money or anything of value or have authorized any such payment, giving or offer to or for the benefit of any officer or employee of, or any other person acting in an official capacity for any governmental entity, including any state-owned entity, or public international organization, any political party or any candidate for political office (an “Official”) or other individual while knowing that all or a portion of such money or value in kind would be paid, given or offered to or for the benefit of any Official or any other individual, for any of the following purposes: (i) influencing any act or decision of such Official in his or its official capacity; (ii) inducing such Official to do or omit to do any act in violation of the lawful duty of such Official; (iii) inducing such Official to use his or its influence with any governmental entity, public international organization or political party to affect or influence any act or decision of such entity, organization or party; or (iv) securing any improper advantage; in all cases provided that such payment was made or such benefit was granted (or was supposed to be made or granted) (a) in connection with Wirtgen Business’ activities, and (b) in violation of any provision of criminal laws against corruption, as applicable in the individual case, including, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the German Act Against International Corruption (Gesetz zur Bekämpfung internationaler

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Bestechung - “IntBestG”), the German EU Anti-Corruption Act (EU-Bestechungsgesetz - “EUBestG”), the German Criminal Code (Strafgesetzbuch - “StGB”) or any other applicable anti bribery or anti-corruption law (collectively, “Anti-Corruption Laws”).

cc)                   The Seller (in relation to the Wirtgen Business) has implemented and maintains in effect written policies, procedures and internal controls, including an internal accounting controls system, as required by applicable German law in relation to a German GmbH operating as the holding company of an international group of companies in order to prevent, deter and detect violations of Anti-Corruption Laws and Foreign Trade Laws.

dd)                 Except as disclosed in Annex 9.2.l.dd, the Seller (in relation to the Wirtgen Business), the Companies and the Subsidiaries have in all material respects complied with all applicable requirements of the Data Protection Legislation. To the Seller’s Knowledge, no notice alleging non-compliance with the Data Protection Legislation has been received from any Data Protection Authority.

ee)                   To the Seller’s Knowledge neither the Seller (in relation to the Wirtgen Business) nor any of the Companies and/or Subsidiaries is or has been the subject of any complaint, investigation, inquiry or enforcement proceedings by any Data Protection Authority or any other person regarding any offence or alleged offence under or breach of the Data Protection Legislation or any Security Breach, and no such complaint, investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such complaint, investigation, inquiry or proceedings.

ff)                     The Seller (in relation to the Wirtgen Business), the German Companies and the German Subsidiaries, and, to the Seller’s Knowledge, the other Companies and Subsidiaries, have in place appropriate technical and organizational measures to protect Personal Data against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access, and that provide a level of security appropriate to the risk represented by the processing and the nature of the Personal Data, as can be reasonably expected for a business such as the Wirtgen Business.

m)                     Employees

aa)                   Annex 9.2.m.aa hereto contains a staff breakdown indicating the approximate (i.e. +/- 3 percent) total number (headcount, not full-time equivalent

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(FTE)) of employees and temporary employees engaged by each of the Seller, the Companies and the Subsidiaries, respectively, as of April 30, 2017.

bb)                 Annex 9.2.m.bb-1 hereto contains a complete list of (i) all managing directors (Geschäftsführer) of the German Companies and (ii) all presidents of each of the other Companies (hereinafter collectively referred to as the “Key Employees” and each as a “Key Employee”). Except as listed in Annex 9.2.m.bb-2, none of the Key Employees has given to any Company or to any Subsidiary a written notice of termination of his or her employment or service agreement. None of the employment or service agreements with any Key Employee has been terminated by means of a notice of termination or by means of a cancellation agreement by any Company or Subsidiary nor have any steps been taken to initiate a termination. No Key Employee is entitled to terminate his or her service or employment agreement or claim any financial payment or other benefit as a result of the Transaction. There are no proposals to amend the terms of employment or service of any Key Employee (outside of ordinary salary increases).

cc)                   Annex 9.2.m.cc contains a complete and correct list of all memberships of the Seller as well as of the German Manufacturing Companies and, to the Seller’s Knowledge, the other Manufacturing Companies in employers’ associations which may enter into collective bargaining agreements in relation to the Wirtgen Business, in each case indicating the name of the employers’ association and start and expiration of the membership.

dd)                 Annex 9.2.m.dd contains, in relation to the Wirtgen Business, a list indicating at a minimum title, parties and date of agreement of all collective agreements, including collective bargaining agreements, works council agreements and other agreements with other employee representative bodies which apply to any location or employee of the Seller or any of the Manufacturing Companies. No collective agreement is currently being negotiated in respect of the Manufacturing Companies.

ee)                   Annex 9.2.m.ee contains a complete and correct list of disputes or litigation which have a value of EUR 100,000 or more which have been threatened or which are pending against the Seller, any of the Manufacturing Companies, Wirtgen Inc. (USA) or Wirtgen America, Inc. (USA) in connection with any employee, in each case indicating the status, case summary and risk analysis of the proceedings, if such risk analysis exists.

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ff)                     No industrial action is pending or has been threatened by a union, works council or similar institution against or has been affecting the Wirtgen Business during the last three (3) years.

gg)                   To the Seller’s Knowledge, the employment and service relationships of all Key Employees are being performed in accordance with all applicable laws.

hh)                 Annex 9.2.m.hh contains a complete and correct list of all plans, whether of collective or individual nature, and including commitments based on custom and practice, relating to company pension benefits (including retirement, widows’, dependants’ and disability pensions) and old-age part-time schemes and other employee benefit plans (whether funded or unfunded, on a defined benefit or defined contribution basis, or otherwise) relating to retirement, death, disability or medical benefits, but excluding, for the avoidance of doubt, schemes based on statutory obligations, by which the Seller and/or the German Companies or the German Manufacturing Companies are bound (including plans which have been terminated, but in respect of which the Seller, the German Companies or the German Manufacturing Companies may still have obligations or liabilities) (“Pension Schemes”). The Seller has made available copies of each of the Pension Schemes and its amendments to the Purchaser. The Pension Schemes comply with and are duly managed and administered in accordance with all applicable laws, regulations and requirements relevant to each Pension Scheme.

ii)                         With respect to the Pension Scheme of Joseph Vögele AG (the “Vögele Scheme”), the total amount of the obligations as of the Effective Date which are not externally funded has been reported in the actuarial reports as of the Effective Date provided to the Purchaser. To the extent that the Vögele Scheme has been funded externally, all contributions to any external funding vehicle have at all times been made in accordance with the provisions of the Vögele Scheme and those contributions falling due for payment on any date prior to the Closing Date will have been made at such due date. With respect to the Vögele Scheme, there are no pension rights or expectancies, vested or unvested, whether based on individual promise, plan, shop agreement or company practice, which are not externally funded, that have not been reflected in the actuarial report mentioned above.

jj)                         As of the Signing Date, the liabilities arising from the pension schemes of the Companies and Subsidiaries (other than the German Companies and German Manufacturing Companies) do not exceed the aggregate amount of EUR 5 million (balance sheet value).

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n)                         Insurance

The Information contained in Annex 9.2.n in relation to the insurance policies covering all material assets, businesses, operations, employees, officers, directors and managers, as applicable, of the Wirtgen Business and which are material for the operation of the Wirtgen Business (collectively, the “Policies” and each a “Policy”) is a fair summary of the Policies and is in all material respects correct and complete. All Policies are in full force and effect, have not been terminated or, to the Seller’s Knowledge, threatened to be terminated and will remain in force irrespective of the consummation of the Transaction, all required premiums have been paid with respect to such Policies through the date hereof, and there is no claim by the Seller or any Company or Subsidiary pending under any Policy as to which coverage has been questioned, denied, or disputed by the issuers or underwriters of such Policies. The Seller and the Companies and Subsidiaries have complied in all material respects with the terms and conditions of all of the Policies and, to the Seller’s Knowledge, no circumstances exist which could question the existence of the insurance cover under such Policies.

o)                         Products

In relation to the Wirtgen Business:

aa)                   all products currently and in the past three (3) years sold by any Company and/or Subsidiary to a third party (outside the Wirtgen Business) (i) in Germany, in other EU countries and/or in the United States of America and (ii) in countries or jurisdictions other than the countries listed in (i) above are materially in compliance with all material regulations and safety standards applicable in the jurisdiction where the respective product has been sold; it being understood that in relation to the countries or jurisdictions described in (ii) above, this Seller’s Warranty shall only be given subject to the Seller’s Knowledge;

bb)                 to the Seller’s Knowledge and except as set forth in Annex 9.2.o.bb, there have not been any product recalls (which term, for the avoidance of doubt, shall not include repairs etc. for customer service purposes) with direct costs (parts, travel, labor) of over EUR 2.5 million in the individual technical case in the past two (2) years by the Seller or any of the Companies or Subsidiaries or by agents acting on their respective behalf relating to any product designed, manufactured, sold or distributed by any of them; and

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cc)                   except as set forth in Annex 9.2.o.cc, there have been no product guarantee claims (Produktgewährleistungsansprüche) or product liability claims (Produkthaftpflichtansprüche) in excess of EUR 1 million in each individual case brought forward against the Seller or any Company or Subsidiary in the past two (2) years.

p)                         Litigation

With the exception of the proceedings listed in Annex 9.2.p, neither the Seller nor any of the Companies or Subsidiaries is, as of the Effective Date, subject to any pending or threatened legal dispute, administrative proceeding or administrative enquiry (excluding, for the avoidance of doubt, proceedings with Tax Authorities) in relation to the Wirtgen Business and having a litigation value (Streitwert) in excess of EUR 1 million; this Seller’s Warranty is deemed to be given also as of the Closing Date and the Seller shall be entitled to provide an update of such annex as per the Closing Date as laid out and with the legal consequences set forth in § 9(5) below. Neither the Seller nor the Companies or Subsidiaries are and, as of the Closing Date, will not be subject to any court decision, administrative order or settlement agreement (initiated by a court or an agency or entered into in connection with such court or administrative proceedings) which materially affects or restricts the Wirtgen Business in certain business measures, in the acquisition or disposal of assets, in competitive behavior or otherwise in the conduct and operation of the Wirtgen Business.

(3)                    No Other Seller’s Warranties

The Purchaser explicitly acknowledges that it purchases and acquires the Shares and the Sold Assets and, thereby, the Wirtgen Business and the Companies’ and Subsidiaries’ businesses, based upon its own inspection, examination and determination without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Seller or any Information Provider (as defined in § 10(8) below) outside of this Agreement, except for the Seller’s Warranties. In particular, and subject to the qualifications made in the preceding sentence of this § 9(3), the Purchaser acknowledges and agrees that the Seller gives no representation, warranty or guarantee with respect to:

a)                         any projections and estimates of future revenues, future results of operations (or any component thereof), future cash flows or future financial conditions (or any component thereof) or any other statement relating to the future (zukunftsgerichtete Aussage);

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b)                         any other information or documents made available to the Purchaser, the Guarantor or its employees or advisers, including the Data Room Information, in each case except as expressly otherwise set forth in this Agreement;

c)                          (i) any results for financial year 2017 and/or future financial years, (ii) the existence of hidden reserves, and (iii) any purchase price multiples discussed; and

d)                         any Tax matter, except as provided for in § 11 below.

(4)                    Seller’s Knowledge

In this Agreement, the knowledge of the Seller (herein referred to as the “Seller’s Knowledge”) shall solely encompass the actual positive knowledge (positive Kenntnis) of the managing directors of the Seller as of the Signing Date (subject to § 9(5)b)dd) below), except for the Seller’s Warranties set forth in § 9(2)j) (IP), § 9(2)l) (Compliance) and § 9(2)o)(Products) and in § 12(2)b) (Environmental), in relation to which Seller’s Knowledge shall encompass the actual positive knowledge of the fourteen (14) individuals listed in Annex 9.4.

(5)                    Closing True-up

a)                         In relation to the Seller’s Warranties set forth in § 9(2)i)aa), § 9(2)i)bb), § 9(2)i)ee), § 9(2)i)ff), § 9(2)i)gg), § 9(2)j)aa), § 9(2)j)bb), § 9(2)j)dd) and § 9(2)p) above, and, also in relation to the Environmental Warranty in § 12(2)b) below (collectively the “Trued-up Warranties”), which are all given or deemed to be given (also) as of the Closing Date, the Seller shall be entitled to provide to the Purchaser in the period from the Signing Date until ten (10) Business Days prior to the Closing Date updated information in relation to the relevant Annexes pertaining to the respective Trued-up Warranties in the format of a written update of the relevant annexes (the “Trued-up Annexes”) (collectively the “Closing True-up”).

b)                         A Closing True-up has the following legal consequences in relation to the respective Trued-up Warranty and/or Trued-up Annex, as applicable:

aa)                   The content of any Trued-up Annex will be considered fully disclosed to the Purchaser for purposes of § 10(6) of this Agreement and shall fully replace the relevant Annex delivered at the Signing Date (i.e. only the applicable Trued-up Annex shall be relevant for purposes of determining whether or not a Breach of the relevant Trued-up Warranty has occurred). For the avoidance of doubt, the Purchaser’s rights to rescind this Agreement in case of the occurrence of a Material Adverse Change pursuant to § 7(6) of this Agreement remain unaffected by any Closing True-up; i.e. the Purchaser would be entitled to rescind

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this Agreement pursuant to § 7(6)a) also in cases where the facts and circumstances resulting in or constituting a Material Adverse Change would be disclosed or otherwise become known to the Purchaser in the context of a Closing True-up.

bb)                 Based on any relevant Trued-up Annex, the respective Trued-up Warranty will be deemed to also warrant the completeness of the relevant information contained in the Trued-up Annex (e.g. a complete list of all Owned Real Estate, a complete list of all Registered IP-Rights, etc.) as of the Closing Date.

cc)                   As of the Closing Date, the defined terms (i) “Owned Real Estate”, (ii) “Leased Real Estate”, and (iii) “Registered IP Rights” shall be defined on the basis of the relevant Trued-up Annexes (unless and to the extent the relevant Seller’s Warranty making use of such defined term is given as of a date other than the Closing Date without being subject to a Closing True-up). If and to the extent a Seller’s Warranty refers to such defined term as and if trued-up according to a Closing True-up, the Seller shall have the opportunity to make (additional) disclosure in this regard as of the Closing Date.

dd)                 If and to the extent a Trued-up Warranty is given subject to Seller’s Knowledge, the relevant Seller’s Knowledge shall encompass the actual positive knowledge of the relevant individuals also as of the Closing Date.

ee)                   The above shall apply mutatis mutandis with respect to the Environmental Warranty in § 12(2)b) below as regards Owned Real Estate.

§ 10

Legal Consequences of Breaches

(1)                    Restitution and Monetary Damages

a)                         In the event that any Seller’s Warranty is incorrect (such case hereinafter referred to as a “Warranty Breach”) or the Seller breaches any of its further obligations or undertakings under this Agreement (any such breach hereinafter together with a Warranty Breach, a “Breach”), the Seller shall be obliged to put the Purchaser and/or, at the Purchaser’s option, the relevant Company and/or Subsidiary in such position as the Purchaser or the relevant Company and/or Subsidiary would have been in if the relevant Breach had not occurred.

b)                         The Seller shall have the opportunity to factually remedy the Breach by way of restitution in kind (Naturalrestitution). If the Seller is unable to achieve a restitution in

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kind within sixty (60) Business Days from the date of notification pursuant to § 10(4)a) below, the Purchaser may claim monetary damages (Schadensersatz in Geld) in the amount of the actual damage incurred by the Purchaser and/or the relevant Company and/or Subsidiary as a result of the Breach (including, without limitation, reasonable and documented fees of attorneys and other advisers), subject to the provisions of this Agreement, in particular this § 10. For the avoidance of doubt, in the event of a factual remediation, the Seller shall also compensate the Purchaser and/or any relevant Company and/or Subsidiary by way of monetary damages for all damages suffered by the Purchaser and/or any relevant Company and/or Subsidiary during the period of factual remediation as result of a Breach. Claims for monetary damages pursuant to this § 10 shall not cover internal administration or other costs of the Purchaser, the Companies and/or the Subsidiaries, but shall cover consequential and/or indirect losses (Folge- und/oder indirekte Schäden) of the Purchaser, the Companies and/or the Subsidiaries, including loss of profits (entgangener Gewinn).

c)                          The Purchaser shall not be entitled to claim any monetary damages for losses suffered by the Purchaser, the Companies and/or the Subsidiaries as a result of a Breach if and to the extent that:

aa)                   the losses suffered by the Purchaser, the Companies and/or the Subsidiaries for which monetary damages are claimed are the result of a Breach of the:

(i)                        Seller’s Warranty in § 9(2)g)ee) (Inventory), and the aggregate nominal amount (Nennwert) of the inventory shown in the Consolidated Financial Statements which was not in quantity and quality useable or saleable in the ordinary course of the Wirtgen Business does not exceeds the aggregate amount of the specific and general value-adjustment shown in the Consolidated Financial Statement as listed in Annex 10.1.c.aa.i (whereby the Parties are aware that with respect to certain inventory other than whole goods such as raw materials and unfinished goods such assessment will be made by consultation between the Parties on a bona fide basis);

(ii)                    Seller’s Warranty in § 9(2)g)gg) (Accounts Receivable), and the aggregate nominal amount (Nennwert) of receivables or portions thereof pertaining to the Wirtgen Business and shown in the Consolidated Financial Statements which has not been paid in the ordinary course of business according to the collection methods customary in the respective businesses of the Wirtgen Business does not exceeds the aggregate amount of the specific and general value-adjustment for receivables

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shown in the Consolidated Financial Statement as listed in Annex 10.1.c.aa.ii;

(iii)                Seller’s Warranty in § 9(2)o)cc) (Product Guarantee Claims/Product Liability Claims), and the aggregate losses resulting from the Breach of such Seller’s Warranty do not exceed the aggregate amount of the provisions and liabilities of the Consolidated Financial Statements listed in Annex 10.1.c.aa.iii (the “Product Reserves”) provided, however, that to the extent any matter underlying the Product Reserves is disclosed in Annex 9.2.o.cc or otherwise deemed disclosed to the Purchaser in accordance with § 10(6) below, only the amount by which the Product Reserve relating to such matter is overstated (it being understood that an overstatement for purposes of this paragraph shall have occurred if and to the extent the respective Product Reserves can be dissolved in accordance with applicable accounting rules) shall apply to offset such losses;

(iv)                Seller’s Warranties in § 9(2)p) (Litigation) and in § 9(2)m)ee) (Employee Litigation), and the aggregate losses resulting from the Breach of such Seller’s Warranties do not exceed the aggregate amount of the provisions and liabilities of the Consolidated Financial Statements listed in Annex 10.1.c.aa.iv (the “Litigation Reserves”) provided, however, that to the extent any matter underlying the Litigation Reserves is disclosed in Annex 9.2.p or Annex 9.2.m.ee or otherwise deemed disclosed to the Purchaser in accordance with § 10(6) below, only the amount by which the Litigation Reserve relating to such matter is overstated (it being understood that an overstatement for purposes of this paragraph shall have occurred if and to the extent the respective Litigation Reserves can be dissolved in accordance with applicable accounting rules) shall apply to offset such losses;

(v)                    Seller’s Warranties in § 9(2)m)hh) and ii) (Pension Matters), and the aggregate losses resulting from the Breach of such Seller’s Warranties do not exceed the aggregate amount of the provisions and liabilities of the Consolidated Financial Statements listed in Annex 10.1.c.aa-v (the “Pension Reserves”), provided, however, that only the amount by which the Pension Reserve is overstated (it being understood that an overstatement for purposes of this paragraph shall have occurred if and to the extent the Pension Reserve can be dissolved in accordance with applicable accounting rules) shall apply to offset such losses;

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(vi)                Other Seller’s Warranties (than those referred to under (i) through (v) above), and the losses resulting from the Breach of any such Seller’s Warranty do not exceed the amount of any provision(s) specifically reflected in the Consolidated Financial Statements in relation to the matter underlying the Breach of such Seller’s Warranty; provided, however, that to the extent any matter underlying the relevant provisions is disclosed in any Annex to this Agreement or deemed disclosed to the Purchaser in accordance with § 10(6) below, only the amount by which the relevant provision relating to such matter is overstated (it being understood that an overstatement for purposes of this paragraph shall have occurred if and to the extent the respective provision can be dissolved in accordance with applicable accounting rules) shall apply to offset such losses,

                                      (for the avoidance of doubt: should a claim arising from Warranty Breaches of the categories listed under § 10(1)c)aa)(i) to (vi) above exceed the amount of the relevant offsetting item, the De Minimis Amount and the Threshold shall apply to such claim to the extent otherwise applicable in accordance with the terms of this Agreement);

bb)                 any damages are subject of or covered by a valid and enforceable claim by a Company and/or Subsidiary against a third party;

cc)                   the loss would not have arisen but for an act or omission of (i) the Purchaser or the Guarantor, (ii) any Affiliate of the Purchaser or the Guarantor, or (iii) (as from Closing) any Company or any Subsidiary, always provided, however, that any act or omission that is required as a result of applicable laws, regulations or administrative practices or by this Agreement shall be disregarded for purposes of this § 10(1)c)dd);

dd)                 the loss results from a change in legislation or jurisdiction (Gesetzes- oder Rechtsprechungsänderung) or administrative practice (Änderung der Verwaltungspraxis) becoming effective after the Signing Date;

ee)                   the damage is based on a conditional (bedingt) liability, unless and until such liability becomes actually due and payable; and/or

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ff)                     the monetary damages would lead to or result in double or multiple compensation for one and the same loss in question.

d)                         Subject to the provisions set forth in this Agreement, the general concepts of German law relating to the making of claims and the award of damages or other compensation (in particular the principles of adjustment of damages to account for any benefits received (Vorteilsausgleich) and the duty to mitigate damages (Schadensminderungspflicht), including section 254 BGB) shall apply to the calculation of any damages and to any Purchaser’s claims under this Agreement.

(2)                    Liability Cap

To the extent permitted by law, the Seller’s aggregate liability under this Agreement, including, for the avoidance of doubt, any liability for any and all claims based on a Warranty Breach pursuant to § 9 above, this § 10 and § 11, § 12 and § 14 below, shall, in the aggregate, be limited to 15 percent of the Purchase Price (hereinafter referred to as the “Liability Cap”). Such Liability Cap shall not apply to the Title Warranties, the Seller’s Warranty in § 9(2)d) (No Leakage) or any of the Seller’s covenants pursuant to § 14 (with the exception of any liability of the Seller relating to the Seller’s covenant pursuant to § 14(8) (Conduct of Business by the Seller), which shall be limited to the Liability Cap); provided, however, that the aggregate liability of the Seller under this Agreement for incorrect Title Warranties and any other liability of the Seller under or in connection with this Agreement shall in no event exceed the Purchase Price, it being understood, however, that the Seller’s covenant according to § 14(9) (No Leakage) shall not be subject to any liability cap whatsoever.

(3)                    De Minimis Amount; Threshold

a)                         Claims of the Purchaser for Warranty Breaches by the Seller can only be raised if and to the extent that (i) each individual claim against the Seller exceeds an amount equal to EUR 250,000 (in words: two hundred and fifty thousand euros) (hereinafter referred to as the “De Minimis Amount”), and (ii) the aggregate amount of all such individual claims against the Seller (reaching or exceeding the De Minimis Amount and including claims against the Seller under § 11 below) exceeds an amount equal to EUR 50,000,000 (in words: fifty million euros) (hereinafter referred to as the “Threshold”). In the event that the Threshold is exceeded, the Purchaser can only recover the amounts exceeding the Threshold (deductible – Freibetrag).

b)                         The De Minimis Amount and/or the Threshold shall not apply to claims for Breaches of Title Warranties, the Seller’s Warranty in § 9(2)d) (No Leakage) and also not to any of the Seller’s covenants pursuant to § 14 below. The Threshold shall not apply to claims under § 12 below, though, for the avoidance of doubt, the De Minimis Amount shall apply to such claims.

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(4)                    Notification of the Seller; Procedure in Case of Third Party Claims

a)                         In the event of an actual or potential Breach, the Purchaser shall promptly, but not later than ten (10) Business Days from the Purchaser or the respective Company or Subsidiary gaining knowledge of the relevant circumstances, notify the Seller in writing setting out all relevant details of the actual or potential Breach known to the Purchaser at such time (including the grounds on which the actual or potential Breach is based and, if reasonably quantifiable by the Purchaser at such time, the estimated amount to be claimed against the Seller) and give the Seller the opportunity to factually remedy such Breach within sixty (60) Business Days from the date of notification (but without any obligation of the Seller to remedy).

b)                         In the event that a third party raises a claim against the Purchaser, any Company and/or any Subsidiary in connection with an actual or potential Breach (such claim hereinafter referred to as a “Third Party Claim”), the Purchaser shall promptly, but not later than ten (10) Business Days from the Purchaser gaining knowledge of such Third Party Claim, (i) make available to the Seller a copy or other detailed description of the Third Party Claim and, to the extent available to the Purchaser and legally permissible, of all time-sensitive and other relevant documents and (ii) give the Seller the opportunity to reasonably participate in the defense of the Purchaser, the Companies and/or the Subsidiaries against such Third Party Claim. The Seller shall have the right to assume control of the defense of the Purchaser, the Companies and/or the Subsidiaries against the Third Party Claim. In particular, the Seller may (a) participate in and direct all negotiations and correspondence with the third party, (b) appoint and instruct any counsel acting, if necessary, in the name and on behalf of the Purchaser, any Company and/or any Subsidiary, and (c) require the Third Party Claim to be negotiated, litigated or settled in accordance with the Seller’s instructions. The Seller shall conduct such defense and all related proceedings in good faith (Treu und Glauben) with due regard to the legitimate interests (berechtigte Interessen) of the Purchasing Parties, the Companies and the Subsidiaries. In particular, the Seller shall ensure that the Purchasing Parties and/or the relevant Companies or Subsidiaries are kept informed of all relevant circumstances, matters and/or steps in relation to the defense against the Third Party Claim and are enabled to participate (directly or via counsel) in all negotiations and correspondence with the third party.

c)                          The Purchaser shall not, and shall procure that the Companies and the Subsidiaries shall not, acknowledge (anerkennen) or settle (vergleichen) a Third Party Claim without the Seller’s prior written consent if and to the extent that such claim may result in a liability of the Seller under this Agreement.

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d)                         In case of a Third Party Claim, the Purchaser shall, at its own expense, (i) fully cooperate with the Seller and its respective representatives (including its advisers) in the defense of any Third Party Claim, (ii) provide the Seller and its respective representatives, unless legally prohibited, access to all relevant business records and documents and permit them to make copies, and (iii) permit the Seller and its respective representatives and advisers to consult with the directors, officers, employees and representatives of the Purchaser, the Companies and the Subsidiaries. The Purchaser shall procure that the Companies and the Subsidiaries act accordingly.

e)                          In case a Third Party Claim is justified, all costs and expenses incurred by the Seller as well as all reasonable cost and expenses (including, for the avoidance of doubt, advisers’ fees and expenses of the Purchaser referred to under § 10(4)d) above) incurred by the Purchaser, the Companies and/or the Subsidiaries in defending and/or assisting in defending against such Third Party Claim shall be borne by the Seller. If and to the extent that a Third Party Claim has been (i) withdrawn (zurückgenommen), or (ii) rejected (zurückgewiesen) by a competent court, or, as the case may be, by an arbitral panel, without further recourse (rechtskräftig), any costs and expenses reasonably incurred by the Seller in connection with the defense against such Third Party Claim (including, for the avoidance of doubt, advisers’ fees) shall be reimbursed by the Purchaser to the extent they have not been reimbursed by the third party.

f)                            The failure of the Purchaser to comply with its material obligations under this § 10(4) shall release the Seller from its obligations under this § 10(4) if and to the extent that such non-compliance has resulted in the inability of the Seller to make recovery from a third party or otherwise to avoid liabilities hereunder, or has increased the liability of the Seller.

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(5)                    Limitation Periods

Unless expressly otherwise provided for in this Agreement, all claims of the Purchaser under this Agreement shall become time-barred (verjähren) two (2) years after the Closing Date, except for (i) claims based on Title Warranties, which shall become time-barred ten (10) years after the Closing Date, and (ii) claims based on breaches of § 9(2)d) (No Leakage) or any of the Seller’s covenants pursuant to § 14 below, which shall become time-barred three (3) years after the Closing Date, it being understood that in case of a breach of any covenant which extends to a time after the Closing Date, such breach shall become time-barred three (3) years after the expiry of the relevant covenant. Section 203 BGB shall not apply.

(6)                    Purchaser’s Knowledge

Unless otherwise provided for in this Agreement, the Seller shall not be liable vis-à-vis the Purchaser for a Warranty Breach pursuant to § 9 above (i) if and to the extent the underlying facts or circumstances have been disclosed to the Purchaser prior to the Signing Date as part of the Data Room Information and (ii) further provided that based on the degree of detail and the nature of the relevant content and the way such facts or circumstances have been presented to the Purchaser a reasonably accurate acquirer could be expected to identify the relevant Warranty Breach.

(7)                    Exclusion of Further Claims and Rights

To the extent permitted by law, any further claims and remedies of the Purchaser and/or the Guarantor other than those explicitly provided for in this Agreement, irrespective of their nature, amount or legal basis, are hereby expressly excluded. This shall apply, in particular, to claims based on pre-contractual fault (culpa in contrahendo – Verschulden bei Vertragsschluss) in the context of the initiation, negotiation and preparation of this Agreement (section 311 paragraphs 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis), the right to reduce the Purchase Price (Minderung) or to rescind this Agreement (Rücktritt), also by means of damages in lieu of complete performance (known as comprehensive damages (großer Schadensersatz)), the right to contest this Agreement (Anfechtung), any form of adaptation or termination or amendment of this Agreement due to mistake or frustration of the contractual basis (Irrtum über oder Wegfall oder Störung der Geschäftsgrundlage) or any liability in tort (Deliktshaftung) or any rights and claims deriving from sections 434 et seq. BGB. However, any liability based on wilful misconduct (Vorsatz) pursuant to section 276 paragraph 3 BGB or on fraudulent misrepresentation (arglistige Täuschung) shall remain unaffected.

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(8)                    No Liability of Information Providers

To the extent permitted by law and for the benefit of (als echter Vertrag zugunster Dritter, section 328 BGB) the directors, officers, employees, and advisers of the Seller, the Companies and the Subsidiaries, respectively (together referred to as the “Information Providers” and each an “Information Provider”), the Purchaser shall not have any claims whatsoever and on whatever legal basis, including any concept of liability for any reliance, claims based on pre-contractual fault (culpa in contrahendo - Verschulden bei Vertragsschluss) or any contractual, quasi-contractual or tortious liability, against any of the Information Providers with respect to information provided to the Purchaser by any of the Information Providers in the context of the preparation and/or implementation of the Transaction. This shall apply, in particular, to claims relating to any information provided, or any other statement made, by any of the Information Providers in the course of the due diligence and/or negotiation process prior to the execution of this Agreement. The Purchaser hereby waives or, to the extent necessary, shall waive any such claims it might otherwise have for the benefit of the Information Providers. However, any liability of the Information Providers based on willful misconduct (Vorsatz) pursuant to section 276 paragraph 3 BGB or on fraudulent misrepresentation (arglistige Täuschung) shall remain unaffected. Also, for the avoidance of doubt, nothing in this § 10(8) shall limit, restrict or otherwise affect the concept and legal consequences of Seller’s Knowledge pursuant to § 9(4) of this Agreement.

(9)                    Treatment of Payments

Any payments by the Seller to the Purchaser under this § 10 shall be deemed to be a reduction and a (partial) repayment of the Purchase Price to the Purchaser. For the avoidance of doubt, the foregoing shall not result in a corresponding reduction of the Purchase Price for purposes of determining the Liability Cap and any other liability caps pursuant to this Agreement referring to the Purchase Price.

(10)            Limited Applicability of § 9 and § 10 of this Agreement

For the avoidance of doubt, § 9 above and this § 10 shall not apply to any representations and warranties given in, or liabilities resulting from, § 11 of this Agreement, unless explicitly otherwise stated in this Agreement.

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§ 11

Taxes

(1)                    Definitions

a)                         “Taxes” or “Tax” shall mean:

aa)                   any public impositions, duties, contributions and levies, including taxes within the meaning of section 3 paragraph 1, paragraph 2 and paragraph 3 AO;

bb)                 all public impositions, duties, contributions and levies, including all forms of taxation whether direct or indirect, actual or deemed, withheld or deducted and whether levied by reference to actual or deemed income, profits or gross receipts, gains, net wealth, asset values, turnover, added value, sales, goods and services, use, real property or business/commercial property, capital stock, license, payroll, branch or any other reference in each case levied or imposed under non-German tax law;

cc)                   ancillary charges (such as interest, costs, penalties and additional taxes) within the meaning of section 3 paragraph 4 AO and all penalties, fines and charges relating to the taxes within the meaning of § 11(1)a)aa) above;

dd)                 all penalties, fines, assessments, additions, charges, costs and interest relating to any taxes within the meaning of § 11(1)a)bb) above or to any failure to file any return required for the purposes of any taxes within the meaning of § 11(1)a)bb) above and tax related ancillary obligations in each case levied or imposed under non-German tax law;

ee)                   any form of fees, imposts, contributions, charges, rates and levies relating to a social security or similar system, wages or pension security system (including German social security contributions);

ff)                     any repayment claims with respect to state aid; and

gg)                   any liability (Haftung) or other payment obligation towards anyone but a Company or a Subsidiary under a contractual arrangement or statutory law with respect to any obligations within the meaning of § 11(1)a)aa) to ff) above.

However, (i) repayments of subsidies and (ii) payments of owner’s contributions and infrastructure charges (Anliegerbeiträge und Erschließungskosten) or comparable levies in other jurisdictions as specified in § 9(2)i)dd) above shall not fall under the definition of Taxes.

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b)                         “Pre-Effective Date Period” shall mean any time period ending on or before the Effective Date. For reasons of simplification, the logical second in 2017 shall be disregarded if it leads to an abridged business and fiscal year (abgekürztes Geschäfts-, Steuer- und Wirtschaftsjahr) consisting of only a logical second unless a specific Tax is triggered in such logical second (for the avoidance of doubt, however, no proportional Taxes should be allocated to this logical second).

c)                          “Pre-Effective Date Tax” (i) shall mean any Tax attributable to any time period, action, event, ownership structure, or other circumstances within the Pre-Effective Date Period irrespective of whether the Tax will be assessed before or after the Closing Date and (ii) shall be – if the Effective Date deviates from the end of a tax assessment period (steuerlicher Veranlagungs- und Erhebungszeitraum) and the respective Tax relates to such period – calculated as if the last business and fiscal year (Geschäfts-, Steuer- und Wirtschaftsjahr) starting prior to the Effective Date and the respective tax assessment period ends at the end of the Effective Date.

d)                         “Pre-Effective Date Tax Refund” shall mean any Tax Refund relating to the Pre-Effective Date Period irrespective of whether the Tax Refund will be assessed before or after the Closing Date.

e)                          “Purchaser’s Group” means the Purchaser and the Affiliates of the Purchaser (including after the Effective Date any Company and any Subsidiary).

f)                            “Relevant Tax Proceeding” shall mean any Tax Proceeding relating fully or partly to the Pre-Effective Date Period (i) which has an impact on Pre-Effective Date Taxes or on a Pre-Effective Date Tax Refund of any Company or any Subsidiary, or (ii) which gives rise to rights or obligations of any Party to this Agreement under this § 11.

g)                         “Tax Authority” shall mean any tax authority or any other authority competent to impose any liability in respect of Tax or responsible for the administration or collection of Taxes or the enforcement of any law in relation to Tax.

h)                         “Tax Proceeding” shall mean any administrative and judicial proceeding or action relating to Taxes (e.g. Tax assessments, Tax audits, objections, appeals, meetings and correspondence with any Tax Authority and courts).

i)                             “Tax Refund” shall mean any received repayment of any Tax (including by way of set-off (Verrechnung) or deduction (Gutschrift)).

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j)                            “Tax Return” shall mean any return, declaration or similar document relating to any Tax and to be submitted to any Tax Authority, including any schedule or attachment thereto.

(2)                    Seller’s Tax Warranties

a)                         The Seller hereby warrants to the Purchaser by way of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB within the scope of and subject to the requirements and limitations provided in this § 11 that the following statements (hereinafter collectively referred to as the “Seller’s Tax Warranties” and each as a “Seller’s Tax Warranty”) are true and correct as of the Signing Date and with respect to the Seller’s Tax Warranties under § 11(2)a)cc), § 11(2)a)ii) and § 11(2)a)jj) below as of the Closing Date. The Seller and the Purchaser agree that the Seller’s Tax Warranties are not granted, and shall not be qualified or construed, as quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of sections 443, 444 BGB or agreements on quality (Beschaffenheitsvereinbarung) within the meaning of section 434 paragraph 1 sentence 1 BGB.

aa)                   Until the Signing Date the Companies and Subsidiaries have duly and timely filed (including extension of filing periods) their Tax declarations (Steueranmeldung), advance Tax declarations (Steuervoranmeldungen) and Tax Returns (Steuererklärungen) and other declarations in connection with Taxes.

bb)                 From the Effective Date until the Signing Date the Companies and Subsidiaries have paid and/or withheld all Taxes including Tax prepayments pursuant to applicable law and transferred the Taxes to the Tax Authorities as soon as such Taxes have become due.

cc)                   The Companies and Subsidiaries have access to documents, records and information relating to the period ending on the Closing Date that are (i) necessary for the filing of outstanding Tax Returns of the Companies and the Subsidiaries or (ii) required to be retained or preserved under mandatory law. The Companies and Subsidiaries have substantially complied with all applicable documentation, retention and reporting requirements (in particular to their obligations under sections 90 paragraph 3, 146 and 147 AO and any applicable law regarding the documentation of transfer prices).

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dd)                 As of the Signing Date, there are no liens for Taxes upon the assets of any Company or Subsidiary, other than with respect to Taxes not yet due and payable.

ee)                   As of the Signing Date, there are no pending extraordinary audits (other than regular routine audits) with respect to Taxes of any Company or Subsidiary, nor has any Company or Subsidiary received a written notice from any Tax Authority that it intends to conduct such an audit. The Seller shall provide the Purchaser ten (10) Business Days prior to the Closing Date with a complete list of any extraordinary and regular routine audits of any Company and any Subsidiary ongoing or announced at the latest twenty (20) Business Days prior to the Closing Date.

ff)                     As of the Signing Date, none of the Companies or Subsidiaries are or have been resident or are or have been treated as resident for the purpose of any double Tax treaty or domestic Tax law outside their respective jurisdictions of incorporation within the last five (5) years prior to the Signing Date.

gg)                   As of the Signing Date, only the Companies and Subsidiaries listed in Annex 11.2.a.gg maintain or have maintained or are or have been treated as having maintained a permanent establishment or a permanent representative in any jurisdiction other than the one of their respective incorporation, in each case for the purpose of any double Tax treaty or domestic Tax law within the last five (5) years prior to the Signing Date.

hh)                 Except as disclosed in Annex 11.2.a.hh, as of the Signing Date, no Tax Authority in any jurisdiction in which the Companies and Subsidiaries are engaged in business other than through a separate legal entity, a branch, or a Tax-registered permanent establishment has made a written claim that a Company or Subsidiary is required to file a Tax Return for such jurisdiction within the previous five (5) years.

ii)                         Until the Closing Date, the Companies and Subsidiaries have made their reasonable best efforts to conduct transactions between any Company and any Subsidiary on the one hand and any related person of such Company or such Subsidiary on the other hand (including, for the avoidance of doubt, any other Company, any other Subsidiary, the Seller or any Related Persons) on terms which comply with the dealing at arm’s length principle (Fremdvergleichsgrundsatz) under applicable tax law except for those transactions listed in Annex 9.2.d.bb.

jj)                         Except as disclosed in Annex 11.2.a.jj, Tax-related retention periods (Sperrfristen) or holding periods (Halte- oder Beibehaltungsfristen) at the level of the Companies and the Subsidiaries have expired until the Closing Date.

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b)                         In the event that any Seller’s Tax Warranty is incorrect (such case hereinafter referred to as a “Tax Warranty Breach”), the Seller shall be obliged to put the relevant Company or Subsidiary in a position such as the relevant Company or Subsidiary would have been in if the relevant Seller’s Tax Warranty had been correct (restitution in kind – Naturalrestitution). After the Closing Date, the Purchaser shall in the event of an actual or potential Tax Warranty Breach, as soon as reasonably practicable but in any event not later than ten (10) Business Days after a managing director or a member of the tax department of any entity within the Purchaser’s Group gained knowledge of the relevant circumstances, notify the Seller in writing setting out in reasonable detail the actual or potential Tax Warranty Breach known to the respective entity within the Purchaser’s Group at such time and give the Seller the opportunity to remedy such Tax Warranty Breach within sixty (60) Business Days from the date of notification. This time limit of sixty (60) Business Days shall be reasonably reduced by the Purchaser if and to the extent a Tax Authority sets or applicable law stipulates a time limit for a specific action which remedies a Tax Warranty Breach. The Purchaser shall grant a reasonable extension to the Seller to remedy the respective Tax Warranty Breach if after the notification of the Tax Warranty Breach the Seller has timely taken appropriate measures to remedy the respective Tax Warranty Breach as soon as reasonably practicable (the period of up to sixty (60) Business Days from the date of notification to remedy a respective Tax Warranty Breach, including reductions and extensions pursuant to the preceding sentences, hereinafter the “Tax Remedy Period”).

(3)                    Indemnification of the Purchaser

a)                         The Seller shall pay to the Purchaser:

aa)                   the amount equal to all Pre-Effective Date Taxes of the Companies and the Subsidiaries (including, for the avoidance of doubt, any Tax ancillary payments (including in particular interest payments) on any Taxes to be indemnified under this § 11(3) even if they are levied for or in periods following the Effective Date);

bb)                if – in the event of a Tax Warranty Breach – the Seller is unable to achieve a restitution in kind within the Tax Remedy Period, all reasonable external expenses of the Companies and the Subsidiaries, which would not be payable by the respective Company or the respective Subsidiary if the Seller’s Tax Warranties had been correct;

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cc)                  all Taxes owed by the Seller, for which the Purchaser, the Companies or the Subsidiaries may be held liable under any contractual arrangement or under statutory law (in particular according to section 75 AO or any comparable provision under any applicable foreign law);

dd)                 all Taxes owed by the Seller for which the Purchaser, the Companies or the Subsidiaries may be held liable due to a secondary liability for withholding Taxes on dividends paid to the Seller; and

ee)                   all Taxes of the Purchaser which result from the Seller’s failure to comply with its obligations under § 4(1)b) above

(any Tax and – in the event of a Tax Warranty Breach reasonable external expenses pursuant to § 11(3)a)bb) above – to be indemnified under § 11(3)a)aa) through ee) above, an “Indemnifiable Tax” and any claim for indemnification by the Purchaser with respect to any Indemnifiable Tax, a “Tax Indemnification Claim”).

b)                         The Seller shall be under no obligation to make a payment under this § 11(3) if and to the extent that:

aa)                   the respective Pre-Effective Date Tax has been paid on or prior to the Effective Date; or

bb)                 the aggregate amount of Indemnifiable Taxes does not exceed the aggregate amount of all Taxes which are shown as Tax liability (Steuerverbindlichkeit) or reserved against by means of a Tax provision (Steuerrückstellung) or have been otherwise taken into account in the Consolidated Financial Statements as stipulated in Annex 11.3.b.bb (the aggregate amount of such Taxes hereinafter referred to as “Amount of Accounted Taxes”); or

cc)                   the respective Indemnifiable Taxes can be avoided by offsetting (verrechnen) taxable profits against any Tax loss carryforward (Verlustvorträge) (including as a result of subsequent Tax audits) if and to the extent that such Tax loss carryforward originated in the Pre-Effective Date Period; in this context any consumption or reduction of such Tax loss carryforward caused after the Closing Date, directly or indirectly, by the Purchaser or by any Company or any Subsidiary due to a measure with retroactive legal effect to the Pre-Effective Date Period shall be disregarded for the purpose of the existence of such offsetting opportunity (“as-if calculation”) against a Tax loss carryforward (for the avoidance of doubt, any Tax loss carryforward which ceases to exist due to the Transaction shall not be relevant for such as-if calculation and such forfeiture shall not be considered as being caused by the Purchaser, any Company or any Subsidiary); or

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dd)                 the respective Indemnifiable Taxes are subject of a valid and enforceable claim of a Company or a Subsidiary for repayment or indemnification from a third party (for the avoidance of doubt, any party other than any other Company or Subsidiary or the Purchaser or any Tax Authority) provided that any relevant claim against an employee of any Company or any Subsidiary shall only be relevant if such claim individually exceeds an amount of EUR 5,000; or

ee)                   the respective Indemnifiable Tax is a VAT liability which excludes the application of sentences 1 and 2 of § 2(6)a)bb) above pursuant to the last sentence of § 2(6)a)bb); or

ff)                     the respective Indemnifiable Taxes are the result of any:

(i)                        act; or

(ii)                    violation of a duty requiring a specific action pursuant to Tax laws (notification, information, confirmation or declaration requirements),

of the Purchaser, any Company or any Subsidiary after the Closing Date for the Pre-Effective Date Period (including changes in the accounting and declaration practice for the Pre-Effective Date Period) unless required by mandatory law or pursuant to a binding and non-appealable decision of any Tax Authority or Tax court or requested or approved by the Seller; this shall apply, in particular, to measures with retroactive legal effect, e.g. pursuant to the German Reorganization Tax Act (Umwandlungssteuergesetz – “UmwStG”) or the failure to observe the Tax restriction, holding or other waiting periods listed in Annex 11.2.a.jj; or

gg)                   the Purchaser failed to comply with any obligation set forth in (i) § 11(2)b) above regarding claims pursuant to § 11(3)a)bb) or (ii) § 11(4) below, unless and to the extent that the Purchaser proves that such non-compliance has neither caused nor increased the respective Indemnifiable Taxes. However, if and to the extent that:

(i)                       the obligation to provide the Seller with a document or a notification within a time limit pursuant to § 11(4)b) below is exceeded unless the respective document or notification relating to a Company or a

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Subsidiary resident in Germany, Brazil, China, India or the USA has not been received by the Seller at least eight (8) Business Days prior to the expiration of the period for filing an appeal or for initiating court proceedings (Ablauf der Rechtsbehelfs- oder Rechtsmittelmittelfrist) against the respective document; or

(ii)                   the obligation to provide the Seller with a document or a notification within a time limit pursuant to § 11(4)b) below is exceeded unless the respective document or notification relating to a Company or a Subsidiary not being resident in Germany, Brazil, China, India or the USA has been received by the Seller less than eight (8) Business Days prior to the expiration of the period for filing an appeal or for initiating court proceedings against the respective document and the Purchaser, the respective Company or the respective Subsidiary has not filed or initiated – as a matter of precaution – the respective appeal or the respective court proceeding; or

(iii)                a non-compliance with the obligations pursuant to § 11(4)a), § 11(4)d) and § 11(4)e) below does not relate to a Subsidiary or a Company resident in Germany, Brazil, China, India or the USA, a Tax Indemnification Claim against the Seller shall only be excluded if and to the extent that the Seller proves that such non-compliance has caused or increased the respective Indemnifiable Taxes.

c)                          The payment obligation of the Seller pursuant to this § 11(3) shall be reduced if and to the extent that the respective Indemnifiable Tax or the underlying facts or circumstances which lead to a Tax Indemnification Claim result in a reduction of the taxable income after the Effective Date of the Purchaser, any Company or any Subsidiary, a successor of the Purchaser, any Company or any Subsidiary, or, in the case of a group taxation (steuerliches Organschaftsverhältnis), any Company included in such group taxation prior to, on or after the Effective Date (hereinafter referred to as “Reverse Tax Effect”), including reciprocal effects (Wechselwirkungen) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from the transfer of items relevant for Taxes (e.g. turnover, income, expenses, VAT payable corresponding with a VAT refund etc.) into another calendar year or the transfer of Tax items from one entity to another entity. A Reverse Tax Effect shall reduce the respective Tax Indemnification Claim in the amount of its net present value. The net present value of such Reverse Tax Effect shall (A) be equal to the nominal amount of the Reverse Tax Effect if and to the extent that the Reverse Tax Effect is collected prior to the day on which the payment obligation of

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the Seller under this § 11(3) becomes due, or (B) – if and to the extent the Reverse Tax Effect is collected after this date (“Future Reverse Tax Effect”) – be calculated as of the day the Tax Indemnification Claim becomes due (a) on the basis of the Tax rate applicable at the point at which the Tax Indemnification Claim falls due, and (b) shall be subject to a discount rate of 3 percent per annum over the time period such Future Reverse Tax Effect can be collected under applicable Tax law and based on the income situation of the Purchaser, the respective Company or the respective Subsidiary (it is hereby understood that in case of Future Reverse Tax Effects the Purchaser shall use and shall procure that the respective Company or the respective Subsidiary shall use – after the Tax assessment notice leading to a Tax Indemnification Claim and resulting in Future Reverse Tax Effects was announced to the Purchaser, any Company or any Subsidiary – reasonable best efforts to collect Future Reverse Tax Effects within its existing group structure and its existing business model at the time of the announcement of the aforementioned Tax assessment notice; for the avoidance of doubt, this paragraph shall not limit the Purchaser, any Company or any Subsidiary to undertake any restructuring before such announcement). For the avoidance of doubt, the calculation of the Future Reverse Tax Effect shall take into account that the Purchaser and/or the respective Company or Subsidiary use their reasonable best efforts to collect Future Reverse Tax Effects pursuant to the preceding sentence. The Purchaser shall make available to the Seller a reasonable detailed calculation of a Reverse Tax Effect or a Future Reverse Tax Effect as soon as reasonable practical. However, in case of Future Reverse Tax Effects the Seller may elect (“Reverse Tax Effect Election”) at its sole discretion and irrevocably that the net present value of Future Reverse Tax Effects shall not be calculated based on the principle set forth in (B) of § 11(3)c) sentence 3 above but that such Future Reverse Tax Effects shall only be taken into account once such Future Reverse Tax Effects are collected. The Reverse Tax Effect Election shall be exercised by the Seller by written notice to the Purchaser at latest five (5) Business Days prior to the due date of the respective Tax Indemnification Claim; however not earlier than five (5) Business Days after the Purchaser has fulfilled its obligation to inform the Seller regarding the calculation of the Reverse Tax Effect or a Future Reverse Tax Effect pursuant to § 11(3)c) sentence 5 above. If the Seller exercises the Reverse Tax Effect Election the following shall apply:

aa)                   The Future Reverse Tax Effects for which the Reverse Tax Effect Election was exercised shall not reduce the respective payment obligation of the Seller pursuant to this § 11(3).

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bb)                 If a Future Reverse Tax Effect for which the Reverse Tax Effect Election was exercised is collected, the nominal amount of the collected Future Reverse Tax Effect increases the Tax Indemnification Setoff Amount (as defined below).

For the avoidance of doubt, this paragraph shall not apply with respect to any Reverse Tax Effect relating to corporate income tax and/or trade tax which is caused by any Indemnifiable Tax or the underlying facts or circumstances leading to a Tax Indemnification Claim each in connection with the KG.

d)                         Indemnification payments by the Seller pursuant to this § 11(3) shall be due and payable ten (10) Business Days after the date on which the Purchaser has notified the Seller in writing of the relevant Tax Indemnification Claim and the due date of the respective Indemnifiable Taxes, however, in no event earlier than two (2) Business Days before the relevant Indemnifiable Tax is due for payment. The written notification shall include copies of the relevant tax assessment (Steuerbescheid), tax declaration (Steueranmeldung) or any other document which evidences the payment obligation with respect to the Indemnifiable Tax.

e)                          On request of the Seller the Purchaser shall apply – or shall procure that the respective Company or Subsidiary applies – for a deferral of the payment date for the respective Indemnifiable Tax, in particular by way of (i) an application for a suspension of enforcement of a Tax payment obligation regarding the Indemnifiable Tax (Aussetzung der Vollziehung) or (ii) an equivalent application in a foreign jurisdiction, in case of (i) and (ii) above if and to the extent that the Seller expressly agrees to reimburse the Purchaser, the respective Company or the respective Subsidiary for any fees, interest and costs associated with the application and the granting of deferral of the payment date. Neither the Purchaser nor any Company or any Subsidiary shall be under an obligation to grant any securities to the Tax Authorities in order to achieve a deferral of the relevant payment date. The Seller shall be entitled at its discretion to provide at its own costs and expenses a security or guarantee to a Tax Authority required to achieve a deferral of the relevant payment date if and to the extent such granting of security is accepted by the competent Tax Authority.

(4)                    Tax Proceedings after Closing

a)                         During the Interim Period, the Seller shall use its best efforts to procure that Tax Returns for the Companies and the Subsidiaries for the Pre-Effective Date Period (“Relevant Tax Returns”) are filed prior to the Closing Date if and to the extent reasonably practicable. After the Closing Date, the Purchaser shall procure that all Relevant Tax Returns shall be agreed with the Seller and shall be filed only with the Seller’s prior written consent, which shall not be unreasonably withheld or delayed.

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The Purchaser shall provide, or cause the respective Company or Subsidiary to provide, drafts of any Relevant Tax Return (including only material schedules and attachments thereto) to be filed on an annual basis not later than thirty-five (35) Business Days (if relating to a Company or a Subsidiary resident in Germany, Brazil, China, India or the USA) or twenty (20) Business Days (if relating to a Company or a Subsidiary not being resident in Germany, Brazil, China, India or the USA), respectively, before filing to the Seller in order to enable the Seller to review such Relevant Tax Return and provide comments thereon to the Purchaser. If and to the extent the Seller has to review Relevant Tax Returns at the same time for more than five (5) entities being either German Manufacturing Companies, a Company being the head of a fiscal unity (Organträger) to a German Manufacturing Company and/or Companies or Subsidiaries in Brazil, China, India or the USA (such Companies and Subsidiaries hereinafter the “Relevant Tax Return Entities”), the review period for the Seller of Relevant Tax Returns for each five additional Relevant Tax Return Entities shall be increased by ten (10) Business Days. The Seller shall be allowed to submit changes to the Purchaser until ten (10) Business Days before the filing date. The consent of the Seller to the filing of the respective Relevant Tax Return shall be deemed to be granted if the Seller has not provided changes to the Relevant Tax Return to the Purchaser ten (10) Business Days before the filing date. The Seller shall have a comprehensive right to instruct the Purchaser, any Company and any Subsidiary with respect to the content of the respective Relevant Tax Return, unless and to the extent these instructions do not comply with mandatory law.

b)                         After the Closing, the Purchaser shall notify the Seller of any announcement and commencement of any Relevant Tax Proceeding. The notification shall be made in writing and as soon as reasonably practicable, but relating to Companies or Subsidiaries in Germany or the USA no later than eight (8) Business Days after the Purchaser or the respective Company or Subsidiary became aware of the respective Relevant Tax Proceeding. Relating to Companies or Subsidiaries not resident in Germany or the USA, the notification shall be made in writing and (i) no later than eight (8) Business Days after the Purchaser or the respective Company or Subsidiary became aware of a Relevant Tax Proceeding relating to the expiration of the period for filing an appeal, for initiating court proceedings or similar legal remedies or (ii) no later than ten (10) Business Days before the announced event takes place (e.g. a Tax audit or a meeting with Tax Authorities). The notification about an announcement of a Relevant Tax Proceeding regarding an Indemnifiable Tax shall contain information describing the object of the Relevant Tax Proceeding and the amount of the potential Indemnifiable Tax in reasonable detail based on the information available to the respective Company or Subsidiary and shall also include copies of any assessment, notice or other document received from any Tax Authority related to the respective

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Indemnifiable Tax. At the Seller’s request, the Purchaser shall send to the Seller any other information or document available in the Purchaser’s Group regarding the potential Indemnifiable Tax if and to the extent that the respective information or document is reasonably narrowed (angemessen eingegrenzt) by the Seller in its request.

c)                         After the Closing, the Purchaser shall, and shall procure that the relevant Company or Subsidiary shall, (i) provide the Seller with the opportunity to fully participate from the beginning on in all Relevant Tax Proceedings to the extent legally permissible, (ii) upon the Seller’s request and at the Seller’s cost, challenge and litigate any Tax assessment or other decision of any Tax Authority or Tax court if and to the extent that it is related to an Indemnifiable Tax and (iii) comply with any instructions given by the Seller in relation to the conduct of the Relevant Tax Proceedings referred to in (i) and (ii) above if and to the extent such instructions comply with mandatory law. If the Seller requests to pursue a Relevant Tax Proceeding (including challenges to Tax assessments or appeals against court decisions) on its own or through a counsel of its choice (which must be a counsel bound by the duty of professional confidentiality (zur Berufsverschwiegenheit verpflichtet)) and at its expense, the Purchaser shall authorize, and/or shall cause the relevant Company or Subsidiary to authorize as soon as reasonably practicable (by power of attorney and such other documentation as may be necessary or appropriate), the designated representative of the Seller to represent the Purchaser and/or the respective Company or Subsidiary in the Relevant Tax Proceeding. The preceding sentence shall apply mutatis mutandis and the Seller is required to nominate at its expense a counsel to be authorized by the relevant Company or Subsidiary to handle any challenge or litigation of any Tax assessment or other decision of any Tax Authority or Tax court, if the Purchaser should request from the Seller such nomination of such counsel. The Purchaser or the respective Company or Subsidiary may deny the Seller’s request pursuant to sentence 2 above or the counsel nominated by the Seller within ten (10) Business Days if and to the extent the requested authorization would not comply with mandatory law applicable for the Purchaser or any Company or Subsidiary.

d)                        In any case after the Closing Date, the Purchaser shall (i) procure that no substantially relevant document or information related to Pre-Effective Date Taxes is submitted to any Tax Authority without the prior written consent of the Seller, which shall not be unreasonably withheld, unless such document or information has to be provided to the respective Tax Authority under mandatory law, and shall (ii) procure that no Relevant Tax Proceeding is settled without the prior written consent of the Seller which shall neither be unreasonably withheld nor delayed.

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e)                          After the Closing Date, the Purchaser and the Seller shall fully cooperate and shall cause their representatives to fully cooperate with each other in connection with Relevant Tax Proceedings and all Tax matters of (i) the Companies and the Subsidiaries relating to the Pre-Effective Date Period, including the preparation and filing of any Tax Return, and (ii) the Seller and the direct and indirect shareholders of the Seller. Cooperation between the Purchaser and the Seller shall include the providing and making available by the Seller and the Purchaser of all books, records and information available as of the Closing Date, and the assistance of all officers and employees of the Purchaser’s Group or the Seller to the extent reasonably requested in connection with such Tax matters. For the avoidance of doubt, the cooperation shall not include the provision of any legal or tax related assessment nor the computation of any information or data which are relevant for the direct or indirect shareholders of the Seller. The Purchaser shall have – at its discretion – the right to comply with its obligation under this paragraph by giving a counsel of the Seller bound by the duty of professional confidentiality (zur Berufsverschwiegenheit verpflichtet) direct access to books and records of the Companies and/or Subsidiaries available as of the Closing Date. The Parties are aware of certain notification requirements in connection with (indirect) real estate transfer (e.g. for German real estate transfer tax purposes) and Withholding Tax and shall work together after the Signing Date using their reasonable best efforts to comply with such notification requirements.

f)                            Prior to the Closing Date, the Seller and the Purchaser shall each name a representative to represent the respective Party with regards to this § 11 (“Tax Representative”). The Seller and the Purchaser shall inform one another in writing of the nominated Tax Representatives and shall provide one another in such notification with the address, fax number, phone number and e-mail address of the respective Tax Representative. The Tax Representatives shall in particular receive any notification required under this § 11 and shall exercise all rights of the respective Party under this § 11. The Parties may change their respective Tax Representatives at any time after the Closing Date by naming a new Tax Representative to the other Party by an advanced written notice of ten (10) Business Days, such notice to include the address, fax number, phone number and e-mail address of the new Tax Representative.

g)                         The Purchaser’s Group and the Seller shall each bear their own costs and the fees of their own advisers that might arise in connection with a Relevant Tax Proceeding under this § 11(4) unless otherwise provided for under this § 11(4).

(5)                    Tax Indemnification Setoff Amount

a)                         The Parties agree to record:

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aa)                   the amount of any Pre-Effective Date Tax Refund received by any Company and any Subsidiary plus interest received thereon, if any, if and to the extent that such Pre-Effective Date Tax Refund exceeds the aggregate amount of all Tax receivables shown in the Consolidated Financial Statements as stipulated in Annex 11.5.a.aa. The amount of the respective Pre-Effective Date Tax Refund to be taken into account for the purposes of this § 11(5) shall be reduced by (i) any Taxes levied on the respective Pre-Effective Date Tax Refund which are payable by any member of the Purchaser’s Group, (ii) any Tax disadvantage of any member of the Purchaser’s Group arising in periods after the Effective Date out of facts or circumstances which lead to a Pre-Effective Date Tax Refund (§ 11(3)c) shall apply mutatis mutandis as regards the determination of the amount of the Tax disadvantage) and (iii) any Tax Refund in connection with an input VAT credit which excludes the application of sentences 1 and 2 of § 2(6)a)aa) above pursuant to the last sentence of § 2(6)a)aa); and

bb)                 the amount of any Indemnifiable Tax refunded by any Tax Authority if and to the extent that (x) such Indemnifiable Tax has previously been paid by the Seller to the Purchaser pursuant to § 11(3) above, (y) an amended Tax assessment notice or another decision of any competent Tax Authority or Tax court provides that the assessment of the Indemnifiable Tax was not justified and (z) the refunded Indemnifiable Tax does not lead to a Pre-Effective Date Tax Refund (for the avoidance of doubt, the Purchaser shall not be precluded from raising a Tax Indemnification Claim against the Seller with respect to Indemnifiable Taxes refunded by any Tax Authority if and to the extent it should subsequently be determined by the competent Tax Authority or a Tax court that the assessment of the Indemnifiable Tax was still justified and the payment of Indemnifiable Tax is (again) requested by the Tax Authorities);

(the aggregate amount of the items listed under § 11(5)a)aa) and § 11(5)a)bb) above hereinafter the “Tax Indemnification Setoff Amount”).

b)                         If and to the extent that a Tax Indemnification Setoff Amount exists, the Tax Indemnification Setoff Amount shall setoff Tax Indemnification Claims (except for claims pursuant to § 11(3)a)dd) above which shall not be reduced by the Tax Indemnification Setoff Amount) which have not already been settled (erfüllt) by the Seller. The Tax Indemnification Setoff Amount is reduced by the amount it is actually setoff against the Tax Indemnification Claims. For the avoidance of doubt, any Tax Indemnification Setoff Amount which could not be set off against Tax Indemnification Claims pursuant to the first sentence of this § 11(5)b) shall remain with the Purchaser and does not have to be paid out to the Seller.

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c)                        For every calendar year within six (6) months following the end of the respective calendar year, the Purchaser shall notify the Seller in writing of the total amount of the Tax Indemnification Setoff Amount and the Amount of Accounted Taxes as of such date, including a reasonable detailed explanation of the respective relevant increases and decreases of the Tax Indemnification Setoff Amount and of the respective relevant consumption of the Amount of Accounted Taxes. The Seller shall be entitled to appoint a counsel bound by the duty of professional confidentiality (zur Berufsverschwiegenheit verpflichtet) – at its own expense – to have the fulfilment of the Purchaser’s duties under this § 11(5)c) reviewed. The notification shall be provided by the Purchaser for the last time for the calendar year in which the tenth (10th) anniversary of the Closing Date occurs.

(6)                    Purchase Price Allocation

a)                         If and to the extent that a Tax Authority allocates the Purchase Price with respect to the Sold Assets or the KG Interest differently from the Purchase Price Allocation and such deviating allocation of Purchase Price reduces the taxable income (e.g. due to an additional depreciation potential) after the Effective Date of the Purchaser, a Company or a Subsidiary or a successor of the Purchaser, a Company or a Subsidiary, the Purchaser shall pay to the Seller an amount equal to 50 percent of the net present value of any Tax reduction realized due to such reduction of the taxable income by the Purchaser, a Company or a Subsidiary or a successor of the Purchaser a Company or a Subsidiary, including any interest received on such Tax reduction. The net present value of such Tax reduction shall be calculated based on the principles set forth in § 11(3)c) above which shall apply with the following adjustment regarding Tax reductions realized after the day on which the payment obligation of the Purchaser under this § 11(6)a) becomes due (“Future Tax Reductions”): Future Tax Reductions shall in principle be calculated based on the net present value and the respective income situation pursuant to the principles set forth in § 11(3)c) sentence 3 (B) above. The Purchaser shall make available to the Seller reasonable detailed information regarding the calculation of the net present value of the Tax reduction pursuant to sentence 1 and regarding the Future Tax Reduction as soon as reasonable practical. The provisions regarding the Reverse Tax Effect Election set forth in § 11(3)c) sentence 4 et seq. above shall not apply, but the Purchaser or the Seller may irrevocably elect that the net present value of Future Tax Reductions shall not be calculated based on the principles set forth in § 11(3)c) sentence 3 (B) above but that such Future Tax Reductions shall only be taken into account once such Future Tax Reductions are actually realized. Such election has to be exercised by the respective Party by written notice to the other Party at latest five (5) Business Days prior to the due date of the respective payment under this § 11(6)a); however

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not earlier than five (5) Business Days after the Purchaser has fulfilled its obligation to inform the Seller regarding the net present value of the Tax reduction pursuant to sentence 1 and regarding the Future Tax Reduction pursuant to § 11(3)c) sentence 3. For the avoidance of doubt, it being understood that the Purchaser shall use and shall procure that the respective Company or Subsidiary shall use – after the Tax assessment notice leading to a reduction of the taxable income by the Purchaser, a Company or a Subsidiary or a successor of the Purchaser, a Company or a Subsidiary is announced to Purchaser, a Company or a Subsidiary or a successor of the Purchaser, a Company or a Subsidiary – reasonable best efforts to realize respective Future Tax Reductions within its existing group structure and its existing business model at the time of the announcement of the aforementioned Tax assessment notice (for the avoidance of doubt, this paragraph shall not limit the Purchaser any Company or any Subsidiary to undertake any restructuring before such announcement). The payment pursuant to this § 11(6)a) shall be due and payable twenty (20) Business Days (i) after the Purchaser, a Company, a Subsidiary or a successor of the Purchaser, a Company or a Subsidiary, as the case may be, has received Tax assessments reflecting the respective reduction of the taxable income or (ii) – in case it has been elected that Future Tax Reductions shall only be taken into account once such Future Tax Reductions are actually realized – after such Future Tax Reduction is actually realized. If the amount of Tax reductions taken into account for the calculation of payment obligations under this § 11(6)a) is changed after such payments have been made (e.g. due to an amendment of Tax assessments), the payment obligation shall be recalculated taking the amended amount of Tax reductions into account and any difference (over- or underpayment) shall be settled between the Purchaser and the Seller.

b)                         If and to the extent that a Tax Authority allocates the Purchase Price with respect to the Sold Assets or the KG Interest differently from the Purchase Price Allocation and such deviating allocation of the Purchase Price reduces the taxable income (e.g. reduces any capital gains realized by the Transaction) after the Effective Date of the Seller or its successor, the Seller shall pay to the Purchaser an amount equal to 50 percent of the net present value of any Tax reduction realized due to such reduction of the taxable income by the Seller or its successor including any interest received on such Tax reduction. The net present value of such Tax reduction shall be calculated based on the principles set forth in § 11(3)c) above which shall apply with the following adjustment regarding Future Tax Reductions: Future Tax Reduction shall in principle be calculated based on the net present value and the respective income situation pursuant to the principles set forth in § 11(3)c) sentence 3 (B) above. The Seller shall make available to the Purchaser reasonable detailed information regarding the calculation of the net present value of the Tax reduction

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pursuant to sentence 1 and regarding the Future Tax Reduction as soon as reasonable practical. The provisions regarding the Reverse Tax Effect Election set forth in § 11(3)c) sentence 4 et seq. above shall not apply, but the Purchaser or the Seller may irrevocably elect that the net present value of Future Tax Reductions shall not be calculated based on the principles set forth in § 11(3)c) sentence 3 (B) but that such Future Tax Reductions shall only be taken into account once such Future Tax Reductions are actually realized. Such election has to be exercised by the respective Party by written notice to the other Party at latest five (5) Business Days prior to the due date of the respective payment under this § 11(6)b); however not earlier than five (5) Business Days after the Seller has fulfilled its obligation to inform the Purchaser regarding the net present value of the Tax reduction pursuant to sentence 1 and regarding the Future Tax Reduction pursuant to § 11(3)c) sentence 3. For the avoidance of doubt, it is understood that the Seller shall use – after the Tax assessment notice leading to reduction of the taxable income of the Seller or its successor is announced to the Seller or its successor – reasonable best efforts to realize respective Future Tax Reductions within its existing group structure and its existing business model at the time of the announcement of the aforementioned Tax assessment notice. The payment pursuant to this § 11(6)b) shall be due and payable twenty (20) Business Days (i) after the Seller or its successor, as the case may be, has received Tax assessments reflecting the respective reduction of the taxable income or (ii) – in case it has been elected that Future Tax Reductions shall only be taken into account once such Future Tax Reductions are actually realized – after such Future Tax Reduction is actually realized. If the amount of Tax reductions taken into account for the calculation of payment obligations under this § 11(6)b) is changed after such payments have been made (e.g. due to an amendment of Tax assessments), the payment obligation shall be recalculated taking the amended amount of Tax reductions into account and any difference (over- or underpayment) shall be settled between the Purchaser and the Seller.

(7)                    Employment Bonuses

a)                        The Parties assume that the payments to be made by the Seller or Wirtgen Group pursuant to § 14(11) below will be Tax deductible at the level of the Seller or Wirtgen Group; accordingly, the Parties assume that the payments will be treated as a pass-through item (durchlaufender Posten) for Tax purposes at the level of the respective Company or Subsidiary that receives the payment and is tax-neutral at that level. If and to the extent that a Tax Authority or Tax court deviates from the assumptions pursuant to sentence 1 and a Tax liability of the Purchaser a Company or a Subsidiary after the Effective Date is reduced due to a Tax deductibility of the payments to be made by the Seller or Wirtgen Group pursuant to § 14(11), the

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Purchaser shall pay to the Seller an amount equal to the respective Tax reduction within ten (10) Business Days after the realization of such Tax reduction (e.g. as a reduction of any Tax (pre-/)payment or as set-off or credit). The Purchaser shall notify the Seller of any claims pursuant to this § 11(7) as soon as reasonably practicable.

b)                        If and to the extent that a Tax Authority or Tax court deviates from the assumptions pursuant to sentence 1 of § 11(7) above and a Tax liability of the Purchaser, a Company or a Subsidiary after the Effective Date is increased only due to the payments to be made by the Seller or Wirtgen Group pursuant to § 14(11), the Seller shall pay to the Purchaser an amount equal to the respective Tax increase. The preceding sentence shall not apply with regards to withholding Taxes (in particular wage Taxes or social security contributions) owed by the employees and management of the Companies and Subsidiaries in relation to the Employment Bonus. § 11(3)d), § 11(3)e) and § 11(4) shall apply mutatis mutandis.

(8)                    Indemnification of the Seller

The Purchaser shall indemnify and hold harmless the Seller from all Taxes of the Seller which directly result from the Purchaser’s failure to comply with its obligations under § 4(1)b) or § 11(4) above. § 11(3)d) and § 11(3)e) above shall apply mutatis mutandis.

(9)                    Tax Consequences from the Sale of the KG Interest

a)                         To the extent the Seller receives any allocation of positive income for Tax purposes of the KG (except for any positive income resulting from the sale of the KG Interest) relating to a period after the Effective Date, the Purchaser shall pay to the Seller the amount equal to the tax disadvantage of such positive income. The tax disadvantage pursuant to the preceding sentence shall be calculated based on the corporate income tax rate (Körperschaftsteuersatz) and the solidarity surcharge rate (Höhe des Solidaritätszuschlags) applicable for the year for which the positive income is allocated to the Seller. § 11(3)d) and e) shall apply mutatis mutandis. For the avoidance of doubt, any subsequent adjustments to the underlying tax assessment notices for the allocation of the positive income shall result in an adjustment of the aforementioned payment obligation.

b)                         To the extent the Seller receives any allocation of losses for Tax purposes of the KG (except for losses resulting from the sale of the KG Interest) relating to a period after the Effective Date, the Seller shall pay to the Purchaser an amount as a reduction of the Purchase Price which is equal to the Tax reductions caused by such losses. The tax reductions pursuant to the preceding sentence shall be calculated based on the corporate income tax rate (Körperschaftsteuersatz) and the solidarity surcharge rate

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(Höhe des Solidaritätszuschlags) applicable for the year for which the losses are allocated to the Seller. § 11(3)d) and e) shall apply mutatis mutandis. The Seller shall notify the Purchaser of any claims pursuant to this § 11(9)b) as soon as reasonably practicable. For the avoidance of doubt, any subsequent adjustments to the underlying tax assessment notices for the allocation of the losses shall result in an adjustment of the aforementioned payment obligation.

c)                         If and to the extent that a Tax Authority or Tax court deviates from the Purchase Price Allocation and allocates (additional) taxable gains on the sale of the KG Interest, the Parties agree that those Taxes (corporate income tax (Körperschaftsteuer) and solidarity surcharge (Solidaritätszuschlag) at the level of the Seller and trade tax (Gewerbesteuer) at the level of the KG) will be borne by the Seller. As regards the due date of such payments, § 11(3)d) and e) above shall apply accordingly.

(10)            Treatment of Payments; Order of Setoff; Miscellaneous

a)                         Any payments by the Seller to the Purchaser under this § 11 shall be deemed to be a reduction and a (partial) repayment of the Purchase Price to the Purchaser. Any payments by the Purchaser to the Seller under this § 11 shall be deemed to be an increase of the Purchase Price by the Purchaser.

b)                         Any Tax Indemnification Claims shall firstly be subject to all of the exclusions and reductions pursuant to § 11(3) above (in particular pursuant to § 11(3)b)bb) and § 11(3)c)). Secondly, the respective Tax Indemnification Claim (reduced, as the case may be, by the exclusions and/or reductions pursuant to § 11(3)) shall be set off against the Tax Indemnification Setoff Amount if and to the extent such Tax Indemnification Setoff Amount is available pursuant to § 11(5) and in case of such set-off the Tax Indemnification Setoff Amount shall be reduced accordingly. Thirdly, the respective Tax Indemnification Claim (reduced, as the case may be, by the exclusions and reductions pursuant to § 11(3) and set off against the Tax Indemnification Setoff Amount) shall be subject to the De Minimis Amount and the Threshold.

c)                          For the application of the exclusion pursuant to § 11(3)b)bb) above and the set-off against the Tax Indemnification Setoff Amount, Tax Indemnification Claims shall be considered in the chronological order of the receipt (Zugang) of the documentation leading to the Tax Indemnification Claim at the level of the Purchaser or the respective Company or Subsidiary, as the case may be. If the respective setoff amount (i.e. the Amount of Accounted Taxes or the Tax Indemnification Set-off Amount) is exceeded by multiple Tax Indemnification Claims which have the same chronological rank pursuant to the preceding sentence, they shall be set off proportionally.

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d)                         For purposes of a proportional set-off pursuant to § 11(10)c) above and for purposes of the De Minimis Amount, a Tax Indemnification Claim shall be treated as an individual claim if and to the extent it arises from different real-world fact situations (Lebenssachverhalte). However, if a real-world fact situation (Lebenssachverhalt) (i) results in different kinds of Taxes (e.g. the non-acceptance of depreciation for tax purposes leads to an increase of corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer)), (ii) triggers legal consequences for Taxes in different assessment periods (e.g. treatment of a multiannual loan agreement for purposes of corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) in various assessment periods) or (iii) results due to its structural or conceptual nature in multiple cases (e.g. tax treatment of company cars of employees for German tax purposes or due to services provided by a US Company or US Subsidiary state taxes become payable due to the so-called “nexus approach” in various US states and/or for various tax assessment periods in which case all state taxes for the respective US Company or respective US Subsidiary for all tax assessment periods concerned are deemed to be one single individual claim), each claim arising from such real-world fact situation shall be deemed to be a single individual claim.

e)                          The “De Minimis Tax Claims” shall mean the total amount of individual single claims (pursuant to the principles outlined in § 11(10)d) above for a single assessment period relating to Tax Indemnification Claims that cannot be claimed by the Purchaser only due to the fact that the individual single claims do not exceed the De Minimis Amount. If and to the extent that the De Minimis Tax Claims exceed in relation to a Manufacturing Company the amount of EUR 2,750,000 (in words: two million seven hundred and fifty thousand euros) or in relation to any other single Company or Subsidiary the amount of EUR 1,000,000 (in words: one million euros), an individual single claim relating to such Company or Subsidiary for purposes of a proportional set-off pursuant to § 11(10)c) above and for purposes of the De Minimis Amount with respect to a Tax Indemnification Claim shall be deemed to be all real-world fact situations which lead to any kind of Taxes relating to such Company or Subsidiary for the respective assessment period. For the avoidance of doubt, only for the application of the aforementioned thresholds in this § 11(10)e), a group taxation shall be disregarded for the calculation whether the aforementioned threshold is exceeded (e.g. the taxable income of a dominated company (Organgesellschaft) allocated to the head of a fiscal unity (Organträger) shall only count to determine whether the threshold for the dominated company (Organgesellschaft) is exceeded).

(11)            Limitations

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a)                         Any claims under this § 11 shall become time-barred six (6) months (i) after the relevant Tax assessment (Steuerbescheid) which gives rise to the claim has become finally binding (formelle und materielle Bestandskraft) and can no longer be amended under applicable law or (ii) – if such Tax assessment does not have to be issued – after the relevant statutory statute of limitation (gesetzliche Verjährungsfrist) has expired, in the case of (i) and (ii) above at the latest, however, ten (10) years after the Closing Date. A claim of the Seller under this § 11 shall become time-barred not earlier than six (6) months after the Purchaser has met all of its respective obligations to inform the Seller pursuant to § 11(4) and § 11(5) above. However, the fixed period of limitation of ten (10) years after the Closing Date due to the preceding sentence 1 shall not apply to claims of the Seller or the Purchaser pursuant to § 11(6) above if and to the extent it has been elected that Future Tax Reductions shall only be taken into account once such Future Tax Reductions are actually realized.

b)                         The Liability Cap stipulated in § 10(2) above shall apply mutatis mutandis to any claims of the Purchaser and the Seller under this § 11 except for claims of reimbursement of costs and coverage of certain expenses pursuant to § 11(3)e) and § 11(4)c) above. For the avoidance of doubt, the Liability Cap stipulated in § 10(2) above shall in any event only apply once with respect to the Seller on the one hand and the Purchaser on the other hand.

c)                          The De Minimis Amount and the Threshold stipulated in § 10(3) above shall apply mutatis mutandis to any claims of the Purchaser and the Seller under this § 11 except for claims of reimbursement of costs and coverage of certain expenses pursuant to § 11(3)e) and § 11(4)c) above and except for any claims of the Purchaser and the Seller pursuant to § 11(6), § 11(7) and § 11(9) above and for claims relating to § 4(1)b) above as well as for claims against the Seller pursuant to § 11(3)a)dd) above. For the avoidance of doubt, all claims for Warranty Breaches under this Agreement and claims under this § 11 shall count against the Threshold set forth in § 10(3) above which shall in any event only apply once with respect to the Seller on the one hand and the Purchaser on the other hand.

d)                         Except for the aforementioned provisions, § 10 above shall not apply with respect to claims under this § 11.

e)                          Any further limitations, claims and remedies relating to Taxes other than such based on § 11, § 2(6), § 4(1)b), § 4(1)c), § 4(3), § 4(4), § 6(3)a), § 9(2)d) and § 9(2)e) above in both cases in connection with § 10 above, § 14(8), § 14(9) and § 18 below, irrespective of which nature, amount or legal basis are hereby explicitly waived and excluded. For the avoidance of doubt, claims of the Purchaser and the Seller under this § 11 are not excluded if the respective Party pursuing the claim knows or could

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be aware of any fact or circumstances giving rise or could give rise to a payment obligation of the other Party prior to the Closing Date.

f)                            To the extent that a claim, exclusion, reduction etc. of a Party under this § 11 refers to any Company or Subsidiary in which the Seller, directly or indirectly, holds less than 100 percent of the shares or interests as of the Closing Date, the claims and payment obligations under this § 11 shall be determined pro rata to the Seller’s participation in the shares or interests (equity) of such Company or Subsidiary.

§ 12

Environmental Matters

(1)                    Definitions

For the purpose of this Agreement the following terms shall have the following meanings:

“Contamination” means the known or unknown presence of any Hazardous Material on or underneath the Owned Real Estate or in any buildings thereon.

“Environment” means all or any of the following: air (including the air in buildings), water (including water bodies, groundwater, water under or within land or in drains or in sewers), soil, soil gas, land, biota, buildings and installations or other man-made structures.

“Environmental Law” means any legal provisions and governmental regulations concerning the protection of the Environment as applicable at the Signing Date, in the form as applied by the respective competent authority (however, not including legal provisions which have been enacted but have not yet entered into force as well as legal provisions to be enacted under European Directives or other supranational legal regimes which have not yet been implemented in the relevant jurisdiction).

“Environmental Liability” means any costs or expenses incurred by the Purchaser or any Company or Subsidiary for the remediation of a Contamination as well as damage liabilities to third parties caused in connection with a Contamination or any other infringement of Environmental Law or an Environmental Permit (and also includes costs of investigations by the authorities which are to be borne by the Purchaser or any Company or Subsidiary and costs of restoring the previous condition of plants or buildings that need to be torn down or otherwise damaged for the remedial work), but only if and to the extent that the action causing such costs or expenses:

(i)                       is required by an administrative order which is non-appealable (bestandskräftig) or immediately executable (sofort vollziehbar) or a non-appealable decision of a court;

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(ii)                   is taken with the Seller’s prior approval (which may not be unreasonably withheld); or

(iii)               is required promptly under applicable Environmental Law in order to prevent an imminent danger.

“Environmental Permit” means any license, approval, authorization, permission, agreement or exemption granted under Environmental Law.

“Hazardous Material” means any soil pollution, contamination or any hazardous substances that:

(i)                       are defined, referred to in or listed by any environmental authority or by any Environmental Law as hazardous, toxic, pollutant or contaminant; or

(ii)                   actually cause harm or damage to the Environment.

(2)                    Environmental Warranties

The Seller guarantees by way of an independent promise of warranty (selbstständiges Garantieversprechen) pursuant to section 311 BGB and with the remedies pursuant to this § 12 that the statements set forth in this § 12(2) are true and correct as of both the Signing Date and the Closing Date:

a)                         Except as listed in Annex 12.2.a, the Companies and Subsidiaries hold in full force and effect all material Environmental Permits required for the management of the Wirtgen Business as of the Signing Date and the Closing Date, respectively, and there are no events or circumstances which may lead to a revocation, suspension or amendment, in full or in part, of any material Environmental Permit.

b)                         The Wirtgen Business is managed until the Closing Date and has been managed in the past three (3) years prior to the Signing Date in all material respects in compliance with all material Environmental Permits and applicable Environmental Laws. The Owned Real Estate is free of any material Contamination as of the Closing Date.

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(3)                    Environmental Indemnity

a)                         The Seller shall indemnify and hold harmless the Purchaser or, at the Purchaser’s option, the respective Company or Subsidiary from any Environmental Liability and other damages, costs or losses resulting from a breach of an environmental warranty according to § 12(2) above.

b)                         Any rights of the Purchaser pursuant to § 12(3)a) above shall be excluded if and to the extent that the relevant Environmental Liability or other damages, costs or losses have, directly or indirectly, resulted from:

aa)                   any action by the Purchaser, any Company or any Subsidiary after Closing to determine whether or not any Contamination exists (unless such action was (a) compulsory under Environmental Laws, (b) initiated based on a finding in a phase 1 environmental investigation, (c) conducted at the request of a public authority, or (d) effected in response to claims raised by a third party);

bb)                 a (partial or full) shut down of the operations of the Wirtgen Business (unless such shut down results from or is related to a Breach by the Seller);

cc)                   a change of use (to a non-industrial use) and/or a demolition in full or in part;

dd)                 only in relation to the Owned Real Estate listed in Annex 12.3.b.dd: any expansion activities undertaken on such Owned Real Estate; or

ee)                   would have been incurred anyway (e.g. excavation costs in the course of a construction project).

c)                          Only 50 percent of the Environmental Liability and other damages, costs or losses otherwise owed by Seller pursuant to this § 12(3) shall be the responsibility of the Seller.

(4)                    Limitation of Liability, Limitation Periods etc.

For the avoidance of doubt and unless otherwise provided for in this § 12, § 9(3), (4) and (5) and § 10(1)c) (except for dd)) and d), (2), (3), (5), (6), (8) and (9) above shall also apply to this § 12 and any Environmental Liability and other damages, costs or losses otherwise owed by the Seller hereunder, provided, however, that in relation to any claims the Purchaser may have against the Seller pursuant to this § 12 only, the De Minimis Amount according to § 10(3)a)(i) above, but not the Threshold according to § 10(3)a)(ii) (whether as deductible or otherwise), shall apply.

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(5)                    Indemnity Procedure

If the Purchaser or the Guarantor becomes aware of any matter which could result in an indemnity claim under this § 12, the Purchaser shall notify the Seller in writing of the situation without undue delay. The Purchaser shall ensure that the Seller and its advisers will be given the opportunity to reasonably investigate the matter. The Seller shall have the opportunity to review and comment on any investigation report as well as on correspondence with authorities or advisers. In addition, § 10(4) above shall apply mutatis mutandis.

(6)                    Full Understanding of the Parties

This Agreement constitutes the full understanding of the Parties and governs the entire liability of the Parties in respect of any environmental damage or other environmental matter (inter alia, Contamination and Environmental Liability) relating to the Wirtgen Business. Any claims of the Seller pursuant to section 24 paragraph 2 of the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz – “BBodSchG”) or provisions under other jurisdictions having a comparable effect shall be excluded (to the extent legally permissible); this shall however not apply in case (and to the extent that) the costs incurred by the Seller under section 24 paragraph 1 of the BBodSchG exceed the Seller’s Environmental Liability that would otherwise have been payable by Seller under this § 12.

§ 13

Purchasing Parties’ Warranties and Other Claims of the Seller

(1)                    Form and Scope of Purchasing Parties’ Warranties

Each of the Purchasing Parties hereby warrants to the Seller by way of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB (hereinafter referred to as the “Purchaser’s Warranties” and each as a “Purchaser’s Warranty”) that the following is and will be true and correct as of the Singing Date and, unless otherwise set forth herein, as of the Closing Date:

a)                         The Purchasing Parties are duly incorporated and validly existing under the laws of their respective jurisdictions of organization and have all requisite corporate power and authority to enter into this Agreement and consummate the Transaction.

b)                         The execution and performance of this Agreement by the Purchasing Parties as well as the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of the Purchasing Parties and constitute the legal, valid and binding obligations of the Purchasing Parties.

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c)                          The execution and performance of this Agreement and the consummation of the Transaction by the Purchasing Parties are within the Purchasing Parties’ respective corporate powers and do not violate any Purchasing Party’s articles of association, by-laws or internal rules of management and do not violate any applicable statutory provision, judgment, injunction or other rule binding upon any Purchasing Party, and there are no legal, investigational or other formal proceedings pending against, or (to the knowledge of the Purchaser) threatened in writing against, any Purchasing Party before any court, arbitration tribunal or governmental authority which in any manner challenges or seeks to prevent, alter or delay the consummation of the Transaction.

d)                         As of the Signing Date, neither Purchasing Party is aware of any facts or circumstances that would give rise to claims against the Seller under or in connection with this Agreement.

(2)                    Legal Consequences

In the event that any of the Purchaser’s Warranties is incorrect, the Purchasing Parties shall indemnify and hold harmless (freistellen) the Seller from any and all losses suffered. All claims of the Seller arising under this § 13 shall be time-barred ten (10) years after the Closing Date. For the avoidance of doubt, the aggregate liability of the Purchasing Parties under or in connection with this § 13 shall in no event exceed the Purchase Price.

§ 14

Further Agreements of the Parties

(1)                    Interim Management

a)                         The Seller shall appoint one or more (interim) managers(s) (the “(Interim) Manager(s)”) as from the Signing Date either from within the Seller’s Group or externally (but not connected to the Purchasing Parties) who will actively support Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen until the Closing Date.

b)                         In order to safeguard the value of the Wirtgen Business for the benefit of the Purchaser during the Interim Period, the Parties shall jointly implement a “Coordination Committee”. The Coordination Committee shall consist of both a representative of the Purchaser as well as Mr. Jürgen Wirtgen or Mr. Stefan Wirtgen and Mr. Rainer Otto; potentially, the (Interim) Manager(s) might also become members of the Coordination Committee. The Coordination Committee shall solely discuss and consult on (but not take any decisions in relation to) any matters potentially affecting the value of the Wirtgen Business (with a clear view to safeguarding such value) and only if and to the extent that this is in compliance with applicable laws, in particular merger control and antitrust laws.

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(2)                    Cooperation after the Closing Date

a)                         If and to the extent that in order to effect the transfer of any Foreign Shares supplementary documentation and/or action is required after the Closing Date, the Seller shall provide and shall procure that its managing directors provide any and all support and make any and all declarations and/or perform any action necessary to (i) effect the transfer of the shares and participations in the Companies, and (ii) reflect the change of shareholding in the relevant (public) registers. In particular, the Seller shall execute such documents as well as provide such information required for the purpose of the aforementioned filings and registrations.

b)                         To the extent that any action, declaration or other cooperation of any Company and/or any Subsidiary is required after the Closing Date, in particular for purposes of § 10, § 11 or § 12 above, the Purchaser shall procure any such cooperation as is reasonably practicable (in particular by providing relevant information and/or documents to the extent reasonably practicable and legally permissible).

c)                          Further, the Purchaser shall procure that, after the Closing Date, the Seller (including its directors, officers, employees and advisers) is given reasonable access to any financial or other information for any legitimate purpose, e.g., in case of any legal defense, and is given the opportunity to make copies thereof and to interview the directors, officers, employees, and advisers of the Purchaser, the Companies and the Subsidiaries (which shall be released from any confidentiality obligations).

d)                         Upon request, the Seller will provide the Purchaser with specific information which is only available to the Seller or a Related Person, if and to the extent such information is reasonably required for the orderly conduct of the Wirtgen Business after the Closing Date.

e)                          Without prejudice to the obligations of the Seller under § 2(4)e) above, in relation to the contracts listed in Annex 2.4.a.dd as well as the liabilities listed in Annex 2.4.a.ee, after the Closing Date, the Purchaser will, in close coordination with the Seller, request from the respective third party or creditor a declaration of its consent to the transfer to the Purchaser of the respective contract or liability if and to the extent such declaration has not been obtained by the Seller in accordance with § 2(4)e) above. The Purchaser will use best efforts to obtain the consents of the respective third parties to the contracts or creditors of the liabilities. This § 14(2)e) shall apply mutatis mutandis if and to the extent the consent of a debtor of the receivables listed in Annex 2.4.a.ff is required for the transfer.

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f)                            In case any Sold Assets which are sold pursuant to § 2(4) and § 3(1)a) above are not listed in the Asset Transfer Agreement pursuant to § 8(2)b) above, after Closing the Seller and the Purchaser will effect the agreement in rem (dingliche Einigung) for the transfer of these Sold Assets and perform any acts required for the transfer, including those acts aforementioned in § 14(2)e) above.

(3)                    Indemnification by the Purchaser

a)                         As from the Closing Date, the Purchaser shall indemnify and hold harmless (freistellen) the Seller and any of its managing directors from any liability it may have vis-à-vis any Company or any Subsidiary the legal basis of which has arisen from events occurring in connection with the operation of the Wirtgen Business in the period ending on (and including) the Closing Date, unless expressly set forth otherwise in this Agreement. This shall apply in particular to any possible liability of the Seller and/or a managing director of the Seller based on or in connection with the Seller’s former shareholdings in any Company or such individual’s role as a (managing) director or board member or advisory board member or member of a similar corporate body of a Company or a Subsidiary (in case such liability or a similar liability, comparable claims or other availments are threatening to the Seller and/or a managing director of the Seller, the Purchaser will procure that the Seller or the managing director, respectively, is promptly informed thereof; in this case, § 14(2)d) above shall apply accordingly).

b)                         If, after the Closing Date, a third party raises a claim against the Seller which is based on or connected to a legal relationship between such third party and any Company or any Subsidiary, the Purchaser shall indemnify and hold harmless (freistellen) the Seller from and against any such claim as well as any reasonable costs and expenses incurred in connection therewith, unless otherwise set forth in this Agreement. The Parties agree by way of a third party beneficiary contract (echter Vertrag zugunsten Dritter) within the meaning of section 328 BGB that sentence 1 shall apply mutatis mutandis in the event that a claim is raised against a managing director of the Seller.

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c)                          As between the Seller and the Purchaser (im Innenverhältnis), from the Closing Date the Purchaser will assume the obligations of the Seller under the contracts and liabilities which are sold as part of the Sold Assets. In this respect, from the Closing Date the Purchaser will indemnify and hold harmless the Seller from all liabilities under the sold contracts and liabilities relating to the period after the Effective Date. In case the consent of a third party or a creditor of a sold contract or a sold liability, respectively, cannot be obtained by the Seller in accordance with § 2(4)e) above until the Closing Date, the Seller will inform the Purchaser hereof without undue delay. In this case, the Parties will treat one another economically in such way, as if the consent had been obtained. At the Purchaser’s choice, the Seller will in this case, to the extent legally possible, terminate an affected agreement (e.g. by giving notice). Until a potential termination of the affected contract becomes effective, the Seller will continue acting as contractual party for the account of (für Rechnung) and according to any corresponding instructions given by the Purchaser. To the extent necessary and permitted under the affected contract, the Seller and the Purchaser will conclude a sub-agreement regarding the performance of the respective affected contract or, as the case may be and at the Purchaser’s choice, the Purchaser will provide the Seller free of cost with the personnel required for the performance of the affected contract. Furthermore, the Purchaser will reimburse the Seller for all further reasonable costs which accrue to the Seller from the performance and/or the termination of the affected contract or liability. Unless otherwise agreed between the Purchaser and the Seller or unless a termination of an affected contract has occurred, the Seller will continue also after the Closing Date to use best efforts to ensure that any relevant third party consents required for the valid transfer of the relevant sold contract from the Seller to the Purchaser is being obtained as soon as possible.

(4)                    Indemnification by the Seller

a)                         As from the Closing Date, the Seller shall indemnify and hold harmless (freistellen) the Purchaser and any of the Affiliates of the Purchaser (after the Closing Date also including the Companies and Subsidiaries) and their respective directors, employees and advisers, from any liability vis-à-vis the Seller or any Related Person based on or in connection with the Seller’s former direct or indirect shareholdings in any Company or Subsidiary or any such individual’s role as a (managing) director or board member or advisory board member or member of a similar corporate body of a Company or a Subsidiary, the legal basis of which has arisen from events occurring in connection with the operation of the Wirtgen Business in the period ending before the Closing Date, unless expressly set forth otherwise in this Agreement.

b)                         If, after the Closing Date, a third party raises a claim against the Purchaser or any of the Affiliates of the Purchaser (after the Closing Date also including the Companies and the Subsidiaries) and/or their respective directors, employees and advisers which is based on or connected to a legal relationship between such third party and the Seller or any Related Person in their capacity as former direct and/or indirect shareholders of the Companies and/or Subsidiaries, the Seller shall indemnify and hold harmless (freistellen) the respective Purchasing Party, Company or Subsidiary from and against any such claim as well as any reasonable costs and expenses incurred in connection therewith, unless otherwise set forth in this Agreement.

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c)                          As from the Closing Date, the Seller shall indemnify and hold harmless the Purchaser or, at the Purchaser’s option, Benninghoven (UK) Ltd. (internal company no. 158) from and against any liabilities and other damages, costs and/or losses resulting from the bankruptcy proceeding in respect of Dorintekh commenced by the Arbitrazh Court of Moscow on 25 December 2015, registered with such court under the number A40- 244709/15. For the avoidance of doubt, the Seller shall not be liable hereunder for any direct and indirect write-downs of any relevant inter-company receivables or shares; it being understood, however, that the Seller’s Warranties pursuant to § 9(2)f) and § 9(2)g)(gg) shall remain unaffected.

d)                         As from the Closing Date, the Seller shall indemnify and hold harmless the Purchaser or, at the Purchaser’s option, Wirtgen Mineral Technologies GmbH (internal company no. 097) or Benninghoven GmbH & Co. KG (internal company no. 150), for any claims, damages or costs arising out of or in connection with any non-compliance prior to the Closing Date with the obligation to continue to operate OOO Benninghoven Russland as set forth in the settlement between, amongst others, Wirtgen Mineral Technologies GmbH, Dr. Rolf Benninghoven and Mr. Bernd Benninghoven dated 18 December 2015. For the avoidance of doubt, the Seller shall not be liable hereunder for any direct and indirect write-downs of any relevant inter-company receivables or shares; it being understood, however, that the Seller’s Warranties pursuant to § 9(2)f) and § 9(2)g)(gg) shall remain unaffected.

(5)                    Relocation of Seller and Removal of Excluded Assets

The Seller shall procure that within two (2) months after the Closing Date at the latest (i) its business address has been changed from Reinhard-Wirtgen-Straße 2, 53578 Windhagen and (ii) any physical assets pertaining to the Excluded Assets have been removed from the premises located at such address.

(6)                    Non-compete; Non-solicitation; Remaining Employees

a)                         For a period of two (2) years from the Closing Date, the Seller shall not (i) form a company, partnership or other enterprise that competes with the business operations pertaining to the Wirtgen Business in the respective markets as conducted on the Closing Date or (ii) acquire shares or interests of 5 percent or more in the voting rights or share capital in any such competing company, partnership or other enterprise. In case of any intended investment by the Seller which could potentially fall within the category of (ii) above, the Seller may approach the Purchaser reasonably in advance and request the Purchaser’s approval, which shall not be unreasonably withheld or delayed. The Seller shall procure that the Related Persons also act in line with sentences 1 and 2.

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b)                         For a period of two (2) years from the Closing Date, the Seller shall not entice away, whether directly or via any third party, any employee of the Companies or the Subsidiaries (the Seller shall procure that the Related Persons also act in line with this obligation), it being understood, however, that this § 14(6)b) shall not apply to the individuals listed in Annex 14.6.b (the “Remaining Employees”).

c)                          The Seller and the Purchaser shall strive to have the Remaining Employees become Objecting Employees to the extent an employment relationship exists with the Seller; in case their employment relationship is not with the Seller, the Purchaser will procure that the respective Company being the employer will consent to a transfer to the Seller immediately after Closing (and, for the avoidance of doubt, also agree to a termination of the relevant employment agreement with immediate effect).

d)                         Should the Purchaser find the services of any of the Remaining Employees necessary after Closing to enable the transition of the Wirtgen Business to the Purchaser, the Parties shall mutually agree upon a transition services agreement governing the provision of such services for a limited time following Closing; the same applies, vice versa, to any services of the Wirtgen Business that the Seller or a Related Person should find necessary in connection with their separation from the Wirtgen Business (this also applies in case any of the Remaining Employees should transfer to or remain with the Purchaser or a Company in connection with the Transaction).

(7)                    Insurance Coverage; Discharge

a)                         The Seller shall procure that the Companies and Subsidiaries maintain their insurance coverage under the Policies until the Closing Date in substantially the same form as existing on the Signing Date, and that all premiums due for such insurances are paid in a timely manner.

b)                         Immediately following the Signing Date, the Seller and the Purchaser shall use best efforts to cooperate and coordinate with a view to ensuring continuing adequate insurance protection of the Wirtgen Business following the Closing Date. In particular, upon the written request of the Purchaser, the Seller shall use its best efforts to purchase or cause to be purchased, at the Purchaser’s expense, an extended reporting period with respect to the Policies. The Seller shall cooperate and/or cause any of the Related Parties to cooperate with the relevant Company and/or Subsidiary, as the case may be, in the submission of any claims submitted under the Policies. Unless otherwise provided for under this § 14(7)b)), as from the Closing Date, it is the Purchaser’s sole responsibility to procure any insurance coverage.

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c)                          Following Signing, the Parties shall enter into discussions with respect to existing directors and officers liability insurances (D&O) with a view to possibly purchase an extended reporting period at the Seller’s expense for the period after the Closing Date with respect to the positions of the managing directors of the Seller in the Wirtgen Business (if and to the extent such extended reporting period should be required).

d)                         Following the Closing Date, the Purchaser shall grant a discharge (Entlastung erteilen) (or ensure such discharge) to the individuals being managing directors of the Seller to the extent that they were also (managing) directors or board members or advisory board members or members of similar corporate bodies of any Company or any Subsidiary in the financial year 2017 until the Closing Date, always provided that no legal reasons exist which would not permit any such grant of discharge.

(8)                    Conduct of Business by the Seller

During the Interim Period, the Seller shall procure that the Wirtgen Business is conducted substantially in its ordinary course of business and consistent with past practice. Any measure that is substantially in line with the investment plan financial year 2017 and the annual budget financial year 2017 as communicated to the Purchaser prior to the Signing Date as attached hereto as Annex 9.2.e-2 (it also being understood that usual periodic updates of the investment plan as well as customary changes to the investment plan might occur, e.g. the shifting of expenditures between projects and/or between time periods and/or higher/lower expenditures for certain projects) shall be considered to be in the ordinary course of business. For clarification: The Seller has made the Purchaser aware prior to the Signing Date that the order volume for financial year 2017 has substantially increased since the beginning of financial year 2017 and that, as a result, substantial deviations both from the investment plan 2017 and the annual budget 2017 might occur until the Closing Date.

In particular, the Seller (in relation to the Wirtgen Business), the Companies and the Subsidiaries (subject to the aforementioned exceptions) shall not (other than as expressly contemplated by this Agreement):

a)                         issue any shares or similar ownership interests, including any silent participations or other profit entitlements, to any third party;

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b)                         pass or propose the passing of any shareholder resolutions on any dissolution, spin-off, hive-down, merger, business combination or similar structural measure involving any of the Companies or Subsidiaries or otherwise affecting the corporate structure of the Wirtgen Business (this shall however not prohibit the dissolution/closing down/winding-up of small corporate branches and/or small Subsidiaries generating less than EUR 20,000,000 turnover per annum);

c)                          make any capital expenditure outside the investment plan (in any event, any deviations described in sub-paragraph 1, last sentence, of this § 14(8) shall however be permitted);

d)                         acquire or dispose of any fixed assets (outside the investment plan) outside the ordinary course of business and other than at arm’s length conditions (in any event, any deviations described in sub-paragraph 1, last sentence, of this § 14(8) shall however be permitted);

e)                          make or renew any loans or securities (including any existing or new Seller Securities) to, or take any such loans or securities from, any third party outside the ordinary course of business or other than permitted under this Agreement;

f)                            alter or amend any of the Articles;

g)                         enter into any or terminate any existing affiliation agreements (Unternehmensverträge) within the meaning of sections 291 et seq. AktG;

h)                         make any material changes to the terms of employment (including compensation) of any Key Employees other than in the ordinary course of business or introduce any group-wide pension scheme or similar benefit or promise under such scheme; or

i)                             enter into or conclude a contract or other agreement pursuant to which expenditure, revenue or residual value exceeding EUR 50,000,000 per annum, in each individual case, is incurred or received by any Company or Subsidiary or pursuant to which expenditure, revenue or residual value exceeding EUR 50,000,000, in each individual case, will be incurred or received during the remaining term of the contract or agreement.

(9)                    No Leakage

The Seller shall ensure that no Leakage will occur or be agreed during the Interim Period, except (i) as set forth in Annex 14.9 hereto, or (ii) as expressly agreed between the Seller and the Purchaser (for the avoidance of doubt, the pro-rata disbursement of the 2017 bonus under the existing service agreements of Mr. Jürgen Wirtgen and Mr. Stefan Wirtgen, respectively, with the Seller shall not constitute Leakage).

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(10)            Conduct of Business by the Purchaser

a)                         The Purchaser confirms its intention to be acquiring with a long-term investment horizon (ten (10) + years).

b)                         The Purchaser shall announce the following intentions at the time the Transaction is announced:

aa)                   For a period of at least two (2) years after the Closing Date, the Purchaser does not contemplate to, and will procure that the Companies and/or the Subsidiaries will not, terminate any employment contract for operational reasons (keine betriebsbedingten Kündigungen).

bb)                 For a period of at least two (2) years after the Closing Date, the Purchaser does not contemplate to close or downsize any branch (keine Niederlassungsschließungen bzw. -verkleinerungen), it being understood that this shall not apply in case of more than a 25 percent decrease of the relevant turnover.

c)                          For a period of at least three (3) years after the Closing Date, the Purchaser does not contemplate to close or downsize any plant (keine Werksschließungen bzw. -verkleinerungen) or to reduce or relocate any of the current holding functions, it being understood that this shall not restrict any decrease in the number of any temporary staff (Leiharbeitnehmer).

(11)            Bonuses to Employees

Bonuses to the employees and management of the Companies and Subsidiaries shall be paid as follows: (i) it shall be in the Seller’s sole reasonable discretion to determine the total amount of such bonuses as well how they are distributed (inter alia, among employees and management, entities, countries, etc.); (ii) the Purchaser shall procure that the Companies and Subsidiaries fully cooperate and support the disbursement of the bonuses (in this regard, the Purchaser shall in particular procure that the Companies/Subsidiaries fully fulfill their legal obligations in connection with making payments to the relevant individuals, inter alia by withholding any applicable Taxes from such payments); (iii) the Purchaser shall procure that the relevant Companies and/or Subsidiaries permit the Seller to communicate directly and during normal business hours with the relevant employees regarding the bonuses, in particular to send them a thank-you-note; and (iv) the disbursement of the bonuses shall be made as soon as reasonably possible and without undue delay after Closing (and, for the avoidance of doubt, shall only be made

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after such bonuses have first been funded by the Seller). While the bonuses will be disbursed by the relevant Companies/Subsidiaries employing such employee/manager, they will - economically - be borne by the Wirtgen family through the Seller (and, for the avoidance of any doubt, not by the Purchaser and/or any of the Companies or Subsidiaries). Financially, this will be made by way of a direct payment by the Seller to the relevant Companies/Subsidiaries.

(12)            GDPR

The Seller has been informed by the Purchasing Parties, including the Guarantor (being a company publicly listed on the NYSE and part of the S&P 500 stock index), that for them compliance with all applicable data protection laws is of the utmost importance; this also and particularly applies to the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) (the “GDPR”). Against this background, the Seller undertakes to use best efforts that during the Interim Period the activities, milestones and measures as set out in the presentation enclosed hereto as Annex 14.12 will continue to be pursued and accomplished in relation to the Wirtgen Business with a view to ensuring that, by May 2018, at the latest, the Wirtgen Business, including the relevant Companies and Subsidiaries, will be organized, governed and operated in a manner which is compliant with the requirements of the GDPR.

(13)            Phase 2 Due Diligence

The Seller will ensure that immediately following the Signing Date, the Purchaser and any of its permitted representatives and advisers will be granted full and unrestricted access to all reasonably relevant information and documentation regarding the Wirtgen Business in the areas set out in Annex 7.5 so as to enable the Purchaser to conduct a reasonably meaningful confirmatory due diligence (the “Phase 2 Due Diligence”). The Purchaser and the Seller will cooperate and jointly coordinate reasonably in advance so as to ensure that a coordinated and structured process is in place for the Phase 2 Due Diligence.

(14)            Name Rights

The trademarks and other rights to the names “Wirtgen”, “Vögele”, “Hamm”, “Kleemann”, “Benninghoven” and “Ciber” can continue to be used by the Wirtgen Business after the Closing Date without time limitation. Solely for the avoidance of doubt: Seller and Related Persons may continue to use the family name Wirtgen for private purposes and their commercial, including investment, interests (unrelated to the Wirtgen Business and not prohibited by virtue of this Agreement).

(15)            Potential Financing Agreements of the Purchaser

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In the Interim Period, the Seller will grant the Purchaser access to such information (or, to the extent such information is with the Companies or the Subsidiaries, will procure access) which the Purchaser reasonably requires in order to prepare financing agreements which the Purchaser might conclude in the context of the Transaction (such information requirements, to the extent reasonably identifiable by the Purchaser as of the Signing Date, are described in Annex 14.15).

(16)            Transfer of Certain IP Rights

The Seller shall procure that any IP Rights pertaining to the Wirtgen Business but currently not held by the Seller and/or any Company or Subsidiary, but owned and/or held by Wirtgen Group or any Related Person as trustee or otherwise, will prior to Closing have been validly transferred to the Seller and included in the Sold Assets.

(17)            Disposition of Wirtgen Iran

The Parties agree with respect to the Seller’s direct and indirect shareholding in Wirtgen Iran and its business (the “Iranian Business”) as follows:

a)                         Following the Signing Date, the Seller shall be permitted to (i) sell the Iranian Business to a third party purchaser or (ii) liquidate the Iranian Business, in either case on commercial terms reasonably achievable under the relevant circumstances. The Seller shall provide notice to the Purchaser prior to entering into any definitive agreement(s) to effect such sale and/or liquidation.

b)                         In the event that the Seller has not sold and/or liquidated the Iranian Business (or any portion thereof) prior to or on the Closing Date, the Seller shall use its best efforts to effect such sale and/or liquidation as quickly as possible on commercially reasonable terms following the Closing Date, subject to the Purchaser’s prior written consent (not to be unreasonably withheld or delayed).

c)                          While undertaking any activities in accordance with § 14(17)a) or b) above, the Seller shall continue to use its best efforts to collect any outstanding receivables of the Iranian Business. With the exception of its best-efforts undertaking as described in the preceding sentence, the Seller shall not be liable or otherwise held responsible vis-à-vis the Purchasing Parties in the event that the Seller is unable to collect such receivables.

d)                         The proceeds of (i) a sale/liquidation of all or any portion of the Iranian Business in accordance with § 14(17)b) above and (ii) the collection by the Seller of any receivables of the Iranian Business following the Closing Date shall in each case be transferred by the Seller to the Purchaser promptly upon receipt, net of any reasonable and documented expenses and/or Taxes required to be withheld by mandatory law. The Purchaser shall indemnify and hold harmless (freistellen) the Seller from any liabilities incurred by the Seller pursuant to this § 14(17) in connection with the sale and/or liquidation of the Iranian Business that have not otherwise been compensated to the Seller in accordance with the preceding sentence or have not been transferred to the Purchaser as part of the Wirtgen Business pursuant to the Transaction.

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e)                          Neither any of the Seller’s Warranties nor any of the further covenants given by the Seller shall apply with respect to the Seller’s actions in accordance with this § 14(17) or with respect to any of the direct and indirect economic or other consequences (whether foreseeable or not) thereof (including but not limited to the non-collectability or write-down of intra-group or other receivables and/or the condition of any of the assets of Wirtgen Iran). For the avoidance of doubt, the sale and transfer of the Sold Assets at Closing shall under no circumstances include obligations under any contracts pertaining to the Iranian Business and/or the sale or liquidation thereof.

(18)            Deliveries to Cuba

The Seller shall notify any dealers (i) with whom the Wirtgen Business still has a dealership agreement or similar relationship on the Signing Date, and (ii) which have to the Seller’s Knowledge made any sales of machines and/or spare parts to Cuba in the last two years prior to the Signing Date, in writing without undue delay after the Signing Date that in view of Closing of the Transaction the Seller has decided for the Wirtgen Business to put any business with customers and/or dealers in Cuba on hold at the latest by the Closing Date and that these dealers shall no longer make any such deliveries to Cuba, at the latest as from the Closing Date. The Seller shall promptly notify all Manufacturing Companies accordingly. The Purchaser shall indemnify and hold harmless the Seller from any claims or liabilities arising out of or in connection with the notification under the first sentence if and to the extent the Seller is held liable for such claims or liabilities after the Closing Date, but in any event except to the extent any such claims or liabilities arise from the Seller’s gross negligence or willful misconduct.

§ 15

Confidentiality and Press Releases

(1)                    Confidentiality and Press Releases

May 31, 2017 | page 110 of 115 EXECUTION VERSION

The Parties mutually undertake to keep the contents of this Agreement (in particular the Purchase Price) secret and confidential vis-à-vis any third party except to the extent that the relevant facts are publicly known or disclosure is required by law, by order of a court or a governmental authority, or according to relevant stock exchange regulations. In such case, the Parties shall, however, to the extent legally permissible, inform each other prior to such disclosure and shall limit any disclosure (in particular also in relation to the Purchase Price) to the minimum extent required in each case. No press releases or other public announcement concerning the Transaction shall be made by either Party unless the form and text of such announcement have been approved by the respective other Parties. Such consent shall not be unreasonably withheld.

(2)                    Seller’s Confidentiality

For a period of two (2) years after the Closing Date, if and to the extent legally permissible, the Seller will keep the confidential information relating to the Companies and the Subsidiaries confidential and not disclose it to third parties, unless such disclosure (i) is required by law or by order of a court or a governmental authority or (ii) has been explicitly approved in writing by the Purchaser; such consent shall not be unreasonably withheld, taking into account, in particular, any legitimate interest of the Seller (e.g. in case of the enforcement of claims or in any legal defense).

(3)                    Confidentiality and Return of Documents in Case of Rescission

If the Transaction is not consummated, or if this Agreement is rescinded without the Closing having taken place, the Parties undertake, at their respective own cost, (i) to keep confidential all information received from the respective other Parties, the Companies and/or the Subsidiaries in connection with the Transaction, (ii) to return all documents and information embodied otherwise which they have received from the respective other Parties, any Company and/or any Subsidiary together with any copies thereof and (iii) (to the extent legally permissible) to destroy all documents and information embodied otherwise based on information received from the Seller, the Companies or the Subsidiaries, unless such information is publicly known without breach of a confidentiality obligation towards the relevant Party, in each case to the extent reasonably practicable. Unless so required by applicable laws and/or regulations, the Parties shall not be entitled to any retention right (Zurückbehaltungsrecht) with respect to the confidentiality and return of such documents or information.

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§ 16

Prohibited Assignments etc.

(1)                    Prohibited Assignments

Unless otherwise set forth herein, this Agreement and any rights, claims and obligations hereunder may not be assigned and transferred by contract, in whole or in part, without the prior written consent of all of the other Parties hereto.

(2)                    Default

Any payment obligations under or in connection with this Agreement, including, for the avoidance of doubt, the payment of the Purchase Price pursuant to § 4 above, shall bear default interest (Verzugszins) at a rate of 8 percent per annum Such default interest shall be calculated on a daily basis and a calendar year of 360 days. Any such default interest (or other interest calculated under this Agreement) shall be paid upon the relevant Party’s demand in accordance with § 16(3) below. Any further rights of the relevant Party shall remain unaffected.

(3)                    Payment Modalities

a)                         All payments under or in connection with this Agreement are to be made in euros and in full by wire transfer of funds to be credited and available on the day of maturity, irrevocably and without reservations, free of any costs and fees.

b)                         Any payments to the Seller are to be made to such bank account(s) of the Seller that have been notified by the Seller to the Purchaser in writing reasonably in advance of the first payment to be made by the Purchaser under this Agreement.

Any payments to the Purchasing Parties are to be made to such bank account(s) of the Purchaser that have been notified by the Purchaser to the Seller in writing reasonably in advance of the first payment to be made by the Seller under this Agreement.

Any payments to such account(s) shall also have discharging effect (schuldbefreiende Wirkung) vis-à-vis the Guarantor.

c)                          Each Party shall be entitled to change its respective bank account pursuant to § 16(3)b) above by written notice to the respective Party that is under a payment obligation, such notice to be sent with an appropriate lead time prior to the relevant date of maturity.

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(4)                    No Right to Set Off and to Withhold

Any Party’s right to set off (aufrechnen) and/or to withhold (zurückbehalten) any payments due under or in connection with this Agreement is hereby expressly excluded, except for claims which shall have been, fully or partially, expressly agreed to by the relevant Parties or finally adjudicated (rechtskräftig entschieden).

§ 17

Guarantor

The Guarantor hereby guarantees by way of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to section 311 paragraph 1 BGB the proper fulfilment of all of the obligations of the Purchaser and any Purchaser’s Nominees pursuant to this Agreement, including the payment of the Purchase Price as well as the obligations under § 14(3) above.

§ 18

Costs and Taxes

All transfer Taxes (Verkehrsteuern), including any real estate transfer taxes (Grunderwerbsteuer), all official fees charged by the competent antitrust authorities and other competent authorities, if any, the costs of the Escrow Account, the costs for the Hold-Back Account and the costs for the notarization of this Agreement shall be borne by the Purchaser. Each Party shall bear the costs and fees of its own advisers. For the avoidance of doubt, real estate transfer taxes as described above also include real estate transfer taxes retroactively triggered due to this Transaction.

§ 19

Notices

All declarations or other notices under this Agreement shall be made in writing (unless notarization is required by law) in the English language and delivered by hand or by courier, by registered mail, by facsimile or by way of electronic transmission (such as an e-mail). The declarations and other notices shall be sent to the persons at the addresses set forth below, or such other persons or addresses as may be designated by the respective Party to the other Parties in the same manner:

May 31, 2017 | page 113 of 115 EXECUTION VERSION

(1)                    in case of notices to the Seller:

WIRTGEN GROUP Holding GmbH

In their capacities as process agents (Zustellungsbevollmächtigte)

Prof. Dr. Matthias Rogall/Dr. Jens Eggenberger
Flick Gocke Schaumburg
Rechtsanwälte Wirtschaftsprüfer Steuerberater Partnerschaft mbB
Friedrich-Ebert-Allee 13, 53113 Bonn, Germany
Fax: +49 228 95 94 100
E-Mail: matthias.rogall@fgs.de/jens.eggenberger@fgs.de

(2)                    in case of notices to the Purchaser, Purchaser’s Nominees or Guarantor:

Deere & Company
Address: One John Deere Place, Moline, IL 61265, USA
Attention: Edward R. Berk

Fax No.: +1 309 749 0085
E-Mail: BerkEdwardR@JohnDeere.com

with a copy to:

Wolfgang Sturm/Dr. Tim Johannsen-Roth
Linklaters LLP
Address: Königsallee 49-51, 40212 Düsseldorf, Germany
Fax No.: +49 211 22977 435
E-Mail: wolfgang.sturm@linklaters.com/tim.johannsen-roth@linklaters.com

The receipt of declarations or notices or any copies thereof in connection with this Agreement by any Party’s adviser shall not constitute the receipt, or serve as substitute of receipt, of such declaration or notice.

§ 20

Miscellaneous

(1)                    Governing Law

This Agreement shall be governed by German law, without regard to the UN Convention on Sale of Goods and the German rules on the conflict of laws (Regelungen des deutschen Internationalen Privatrechts).

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(2)                    Arbitration

a)                         Any dispute, controversy or claim arising from or in connection with this Agreement, including, without limitation, any question regarding its existence, validity, performance, breach, interpretation or termination, shall be finally settled by arbitration in accordance with the arbitration rules of the International Chamber of Commerce (“ICC”), as modified, herein.

b)                         The number of arbitrators shall be three, one appointed by the claimant, one appointed by the respondent, and one appointed by the two party-appointed arbitrators. The party-appointed arbitrators shall be appointed within thirty (30) days after receipt by the ICC of the request for arbitration, and the party-appointed arbitrators shall then appoint the third arbitrator (chairman) within further thirty (30) days after the appointment of the second arbitrator. If, within the periods specified above, any of the two party-appointed arbitrators is not appointed or the party-appointed arbitrators cannot agree on the chairman, the ICC shall appoint three arbitrators or the chairman, respectively, in accordance with its rules.

c)                          The venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings shall be German, provided, however, that the Parties shall be entitled to submit written evidence in the English language. For the avoidance of doubt: The applicable substantive law shall be German law, without regard to the UN Convention on Sale of Goods and the German rules on the conflict of laws (Regelungen des deutschen Internationalen Privatrechts).

d)                         In the event that pursuant to mandatory law any matter arising from or in connection with this Agreement must be decided upon by a court of law, the competent courts in and for Frankfurt am Main, Germany shall have the jurisdiction thereupon.

(3)                    “In Particular” and “Including”

“In particular” shall mean “in particular, without limitation”, and “including” shall mean “including, without limitation”.

(4)                    Form Requirement

Any amendment or supplement to this Agreement, including this § 20(4), shall be valid only if made by all of the Parties in writing, except where a stricter form (e.g. notarization) is required under applicable law. Sections 126 paragraph 2 sentence 1, 127 paragraph 1 BGB (Einheitlichkeit der Urkunde) shall not apply.

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(5)                    Headings

The headings contained in this Agreement are for convenience purposes only and shall be disregarded for purposes of interpreting or construing this Agreement.

(6)                    References to German Legal Terms

Any references made in this Agreement to any types of companies or equity participations, proceedings, government authorities or other bodies, rights, institutions, regulations or legal relationships under German law shall extend to any equivalent (funktionsgleich) legal terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. If there is no functionally equivalent legal term under foreign law, then such legal term which most closely reflects the functionality of the legal term under German law shall apply instead.

(7)                    Annexes

All Annexes attached to this Agreement form an integral part of this Agreement.

(8)                    Entire Agreement

This Agreement including its Annexes constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings (including the Mutual Confidentiality and Non-Disclosure Agreement between the Seller and the Guarantor dated 7 July 2017, as amended on 23 February 2017, and the Letter of Intent between the Seller and the Guarantor dated 23 February 2017), whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof.

(9)                    Severability

Should any provision of this Agreement be or become invalid or unenforceable as a whole or in part, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby. The aforesaid shall apply mutatis mutandis in case this Agreement contains a gap. Any such invalid or unenforceable provision shall be deemed replaced, and any such gap shall be deemed closed by such valid and enforceable provision that comes closest to the intent and the purpose of the invalid, unenforceable or missing provision. Section 139 BGB shall not apply, also not as a burden of proof rule.

This agreement was executed under notary pursuant to German law by the following persons:

/s/ Matthias Rogall
Prof. Dr. Matthias Rogall
Flick Gocke Schaumburg Partnerschaft mbB
on behalf of WIRTGEN GROUP GmbH and WIRTGEN GROUP Holding GmbH

/s/ Jens Eggenberger
Dr. Jens Eggenberger,
Flick Gocke Schaumburg Partnerschaft mbB
on behalf of WIRTGEN GROUP GmbH and WIRTGEN GROUP Holding GmbH

/s/ Wolfgang Sturm
Mr. Wolfgang Sturm
Linklaters LLP
on behalf of Deere & Company

/s/ Tim Johannsen-Roth
Dr. Tim Johannsen-Roth
Linklaters LLP
on behalf of Deere & Company